     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1996

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              REDFED BANCORP INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    6035                    33-0588105
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                                ---------------

                              REDFED BANCORP INC.
                              300 E. STATE STREET
                          REDLANDS, CALIFORNIA 92373
                                (909) 335-3551
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                D. BRIAN REIDER
                              REDFED BANCORP INC.
                              300 E. STATE STREET
                          REDLANDS, CALIFORNIA 92373
                                (909) 335-3551
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
           JAMES R. WALTHER                         TODD H. BAKER
         MAYER, BROWN & PLATT                GIBSON, DUNN & CRUTCHER LLP
        350 SOUTH GRAND AVENUE                  ONE MONTGOMERY STREET
              25TH FLOOR                            TELESIS TOWER
     LOS ANGELES, CALIFORNIA 90071         SAN FRANCISCO, CALIFORNIA 94104
            (213) 229-9500                         (415) 393-8200

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

        TITLE OF                       PROPOSED        PROPOSED
       EACH CLASS          AMOUNT      MAXIMUM          MAXIMUM       AMOUNT OF
     OF SECURITIES         TO BE    OFFERING PRICE     AGGREGATE     REGISTRATION
    TO BE REGISTERED     REGISTERED  PER UNIT(1)   OFFERING PRICE(1)     FEE
- ---------------------------------------------------------------------------------
Common Stock (par value
 $0.01 per share)......  2,990,000      $9.63         $28,793,700       $9,929

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee.
    Based on the average of the high and low sales prices on June 18, 1996 as reported on the Nasdaq National Market.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                              REDFED BANCORP INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(b) OF REGULATION S-K

    ITEM AND HEADING OF FORM S-1          HEADING OR LOCATION IN PROSPECTUS
    ----------------------------          ---------------------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus....   Cover Page of Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus...   Inside Front and Outside Back Cover Pages
                                      of Prospectus
  3. Summary Information, Risk
      Factors and Ratio of
      Earnings to Fixed Charges...   Prospectus Summary; Risk Factors; Selected
                                      Consolidated Financial, Operating and
                                      Other Data; Management's Discussion and
                                      Analysis of Financial Condition and
                                      Results of Operations

  4. Use of Proceeds..............   Use of Proceeds
  5. Determination of Offering
      Price.......................   Not Applicable
  6. Dilution.....................   Not Applicable
  7. Selling Security Holders.....   Not Applicable
  8. Plan of Distribution.........   Underwriting
  9. Description of Securities to
      be Registered...............   Outside Front Cover Page of Prospectus;
                                      Prospectus Summary; Description of
 10. Interests of Named Experts       Common Stock
      and Counsel.................   Not Applicable
 11. Information with Respect to
      the Registrant..............   Prospectus Summary; Risk Factors;
                                      Capitalization; Selected
                                      Consolidated Financial, Operating and
                                      Other Data; Management's Discussion
                                      and Analysis of Financial Condition
                                      and Results of Operations; Business;
                                      Directors and Executive Officers;
                                      Executive Compensation; Security Ownership
                                      of Certain Beneficial Owners and
                                      Management; Certain Relationships and
                                      Related Transactions; Index to
                                      Consolidated Financial Statements


 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 20, 1996

                                2,600,000 SHARES

                         [LOGO OF REDFED BANCORP INC.]

                                  COMMON STOCK

  All of the shares of Common Stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by RedFed Bancorp Inc. (the "Company"). The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "REDF." On June 18, 1996, the last reported sale price of the Common Stock on Nasdaq was $9.625 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" COMMENCING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               Price to Underwriting Proceeds to
                                                Public  Discount(1)  Company(2)
- --------------------------------------------------------------------------------
Per Share..................................... $        $            $
Total(3)...................................... $        $            $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriter and other matters.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) The Company has granted a 30-day option to the Underwriter to purchase up to 390,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriter exercises this option in full, the
    Price to Public will total $   , the Underwriting Discount will total $   ,
    and the Proceeds to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the Underwriter subject to receipt and acceptance by it, and subject to its right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery
Securities in San Francisco, California on or about    , 1996.

                                  -----------

                             Montgomery Securities

                                      , 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               ----------------

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY SAVINGS BANK OR NON-BANK SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                             [MAP OF MARKET AREA]

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 75 Park Place, Fourteenth Floor, New York, New York 10007 and Room 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on Nasdaq under the symbol "REDF" and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto. The Company refers anyone seeking further information to the Registration Statement. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part thereof may be obtained from that office at prescribed rates.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements of the Company appearing elsewhere in this Prospectus. Historical information presented herein at dates and for periods prior to the Company's commencement of operations on April 7, 1994 is that of the Bank (as defined below) and its subsidiaries. Except as otherwise indicated, (i) references to the Company herein include the Bank and its subsidiaries on a consolidated basis, and (ii) all information contained herein assumes that the Underwriter's over-allotment option is not exercised.

                                  THE COMPANY

  RedFed Bancorp Inc. (the "Company") is the holding company for Redlands Federal Bank, a federal savings bank (the "Bank"). The Bank is one of the three largest financial institutions headquartered in Southern California's "Inland Empire" region, a relatively less urban area to the east of Los Angeles comprised of San Bernardino and Riverside counties. During its 106-year history, the Bank has operated as a community-oriented savings institution serving the residential loan and retail deposit needs of the predominantly suburban and rural communities in its market area. At March 31, 1996, the Company had consolidated assets of $858.0 million, deposits of $769.7 million and stockholders' equity of $48.3 million.

  The Company offers a range of consumer financial services to its customers, including retail transaction and term deposits, single-family mortgage loans and consumer loans. The Company's single-family mortgage loan products include adjustable and fixed rate conforming and nonconforming permanent loans, as well as spot (non-tract) construction loans, which are combination construction and permanent loans made to borrowers who will occupy the completed home as their primary residence ("spot construction loans"). The Company's consumer loan products, which have to date been offered on a relatively limited basis, include home equity lines of credit, Federal Housing Administration ("FHA") Title I home improvement loans, credit card loans, mobile home loans, new and used automobile and recreational vehicle loans and secured and unsecured personal loans (collectively, "consumer loans"). The Company also invests in U.S. government and agency securities, mortgage-backed securities ("MBS") and other investments permitted by federal laws and regulations. The Company also offers insurance and securities brokerage services through a subsidiary of the Bank.

  The Company formerly originated substantial amounts of multi-family (5 or more units) residential real estate loans, as well as a lesser amount of loans secured by small commercial and mixed use properties, tract construction projects and developed and undeveloped land. Due to significant losses in the Company's multi-family loan portfolio resulting from higher defaults and substantial declines in the value of multi-family residential properties caused by the Southern California recession beginning in 1991, the Company has substantially curtailed its multi-family lending activities, other than in connection with the disposition of problem assets. The Company has also eliminated tract construction and land lending and limited its commercial lending activities. Multi-family and commercial loans constituted 36.02%, and developed lot, tract construction and land loans constituted 6.50%, of the Company's loan portfolio at March 31, 1996.

  Due to its long history in the Inland Empire region and its customer service focus, the Company believes that it has developed strong deposit customer relationships and substantial deposit market share in the small and medium sized communities in which its banking offices are primarily located. The Company has historically had an average cost of deposits that has been lower than that reflected in the Federal Home Loan Bank Eleventh District Cost of Funds Index ("11th District COFI"), the index on which the adjustable interest rates on most of its loan portfolio are based. The Company conducts business from its home office located in Redlands and thirteen branch offices located in Fontana (2), Yucaipa, Beaumont, Riverside, Loma Linda, Norco, Calimesa, Big Bear, Banning, Colton, Corona and Highland, and its three loan production offices located in Palm Desert, Temecula and Laguna Hills. The Company estimates that it currently serves over 50,000 households in the Inland Empire region and believes that it is the primary financial institution for many of those households. The Company's market share of all bank and thrift deposits in San Bernardino and Riverside counties was 5.82% and 2.80%, respectively, at June 30, 1995. At June 30, 1995, the Company's market share of thrift deposits in nine out of the thirteen communities it serves was greater than 30% and in four of such communities its market share of thrift deposits was greater than 70%.

  The Company and the Bank are subject to regulation and examination by the Office of Thrift Supervision (the "OTS"). The Bank's customer deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also a member of the Federal Home Loan Bank (the "FHLB") of San Francisco. The Company was incorporated in 1993 in connection with the Bank's 1994 conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. The Company's executive office is located at 300 E. State Street, Redlands, California 92373; its telephone number is (909) 335-3551.

                               BUSINESS STRATEGY

  As a result of adverse economic conditions in Southern California, including defense industry declines and military base closures and downsizings in, and corporate relocations from, the Company's primary market area, real estate markets have experienced a severe decline since 1991. These recessionary conditions have had an adverse effect on the Company's loan portfolio, particularly with respect to its portfolio of multi-family loans, and results of operations. In response to these adverse economic conditions, the Company is
(i) aggressively managing and reducing the level of nonperforming and adversely classified assets, (ii) reducing non-interest expense and improving non-interest expense ratios and (iii) maintaining capital in compliance with regulatory requirements. The Company is also enhancing and streamlining its operations and initiating new lines of business to promote future growth and increase profitability. Key elements in the development and implementation of the Company's strategies include the following:

    NEW MANAGEMENT. Anne Bacon, an executive with substantial and successful experience in managing and improving the performance of troubled thrift institutions, became the Company's President and Chief Executive Officer in April 1995 upon the retirement for health reasons of the Company's former Chief Executive Officer. Most recently before joining the Company, Ms. Bacon was the President and Chief Executive Officer of First Western Financial Corporation, a Nevada-based savings and loan holding company ("First Western"), until First Western's merger into AMFED Financial, Inc. in October 1994. See "Directors and Executive Officers--Biographical Information." To complement existing management, Ms. Bacon has hired experienced asset managers to assist in managing and reducing problem assets, including nonperforming and other classified assets.

    AGGRESSIVELY MANAGE AND REDUCE PROBLEM ASSETS. The Company has intensified its procedures for the classification, management and resolution of problem assets. The Company's Internal Asset Review Committee meets monthly to review and approve actions to be taken with respect to asset classification, nonaccrual loans, and real estate acquired through foreclosure, deed in lieu of foreclosure or in-substance foreclosure (collectively, "REO"). Performing loans meeting specified criteria are also reviewed on a periodic basis, with any loans exhibiting weaknesses being scheduled for more intensive monitoring and action. An asset manager is assigned to monitor each loan relationship and to develop and implement an appropriate plan of action, which may include modification of the loan to reduce the interest rate or payment structure, acquisition of the property through foreclosure where modification or workout is not feasible, rehabilitation of the property if required to maximize the sale value thereof, and sale of the REO. As a result of these procedures, the Company's classified assets have been reduced by 53.6% from $114.1 million at December 31, 1994 to $52.9 million at March 31, 1996, and its nonaccrual loans and REO, net of specific valuation allowances (collectively, "nonperforming assets") have been reduced by 34.8% from $47.1 million to $30.7 million during the same period. See "Management's Discussion and Anaylsis of Financial Condition and Results of Operations--Nonperforming Assets and Allowance for Losses" and "Business--Asset Quality."

    CONTROL COSTS. During 1995, the Company implemented a 20% staff reduction, a salary and retirement plan freeze and substantial reductions in other operating expenses resulting in a $895,000 ($3.6 million, or 13.6%, annualized) decrease in general and administrative expense ("G&A") for the three-month period ended March 31, 1996 as compared with the three-month period ended March 31, 1995. Additional cost savings are expected beginning in 1997 from the consolidation of the Company's two current data processing arrangements in one outside service bureau. The Company intends to continue its efforts to monitor and reduce G&A, although further reductions are expected to be less substantial than those achieved during the past year.

    CHANGE LOAN PRODUCT MIX. The Company has substantially curtailed its multi-family and other non-single-family mortgage lending activities, other than in connection with resolutions of problem assets. While the Company expects to continue its small commercial property lending activities on a limited basis and may reenter the multi-family lending market on a reduced basis (as compared with its prior level of activity) if conditions warrant in the future, the Company's current principal lending products are adjustable rate single-family loans, including spot construction loans. The Company plans to expand its consumer lending operations to capitalize on its strong existing community base and diversify its product offerings. The Company has recently begun to utilize third party "conduit" programs to broker loans insured by the FHA and loans partially guaranteed by the Department of Veteran Affairs ("VA"), and conventional single-family loans made to borrowers not meeting the Company's normal credit criteria (referred to in the lending industry as "B" and "C" credit loans). Under the conduit programs, third party lenders preapprove and fund such loans, with the Company being paid a fee by the third party lenders. The Company believes that such loans are an attractive lending product in its marketplace that can be originated prudently, and with higher rates and fees than normally qualifying single-family loans. While the Company currently only acts as a broker for such loans, it may consider originating such loans for sale and for retention in its portfolio in the future as it gains further experience in this market.

    MAINTAIN LOW COST DEPOSIT BASE. The Company emphasizes its community and retail customer service focus in attracting deposits. The Company believes that this focus has enabled it to develop primary household banking relationships with many of its customers and to maintain the Company's historical deposit cost advantage as compared with the 11th District COFI on which the interest rates on its adjustable rate loans are primarily based. The Company is placing particular emphasis on offering checking and other transaction account services to obtain deposits at lower cost and to position itself as the customer's primary bank so as to increase cross-selling opportunities for other financial services. The Company also intends to focus on attracting small business deposit relationships in its communities. The consolidation and enhancement of its data processing service arrangements and related systems that is currently in process will enable the Company to provide more comprehensive and integrated deposit and cash management services for such customers.

    INCREASE REGULATORY CAPITAL. As a result of the substantial losses experienced in recent years, the Bank's margin of compliance with its regulatory capital requirement has been reduced, with its risk-based capital at March 31, 1996 being $55.2 million, or 8.39% of risk-adjusted assets, as compared with its minimum required level of risk-based capital, based on total risk-adjusted assets at that date, of $52.6 million, or 8.0% of risk-adjusted assets. The Bank is subject to a Supervisory Agreement (the "Supervisory Agreement") with the OTS, its primary federal regulator, that requires, among other things, that the Bank submit a business plan to the OTS and explore the possibility of raising additional capital. The Company will use the proceeds of this Offering for the primary purpose of increasing the Bank's regulatory capital in order to provide maximum flexibility of operations under applicable regulatory requirements and to enable the Company to take advantage of future growth opportunities, including the prudent expansion of the Company's lending operations. The Company anticipates that the net proceeds from the sale of the Common Stock offered hereby will be sufficient to enable it to increase the regulatory capital of the Bank to the levels required to qualify as a "well capitalized" institution under OTS regulations (even after payment of the one-time surcharge on SAIF-insured institutions that has been proposed in connection with the recapitalization of the SAIF) and believes that the OTS will thereafter terminate the Supervisory Agreement. The Company further believes that, based on its expected "well capitalized" status, the FDIC will substantially reduce the Bank's annual deposit insurance premiums from their current high level of 0.30% of insured deposits. See "Selected Consolidated Financial, Operating and Other Data of the Company--Regulatory Capital Ratios," "Risk Factors--Recapitalization of SAIF and Its Impact on SAIF Premiums," "Regulation and Supervision--Capital Requirements" and "-- Deposit Insurance."

                                  THE OFFERING

 Common Stock offered hereby........................... 2,600,000 shares
 Common Stock to be outstanding after the Offering(1).. 6,970,419 shares
 Use of Proceeds....................................... The Company intends to contribute $22.1 million
                                                        of the net proceeds to
                                                        the Bank to increase the
                                                        Bank's regulatory
                                                        capital and to retain
                                                        the remainder of such
                                                        net proceeds for general
                                                        corporate purposes. See
                                                        "Use of Proceeds."
 Nasdaq Symbol......................................... "REDF"

- --------
(1) Based on the number of shares of Common Stock outstanding as of  May 31,
    1996. Does not include     shares issuable pursuant to outstanding employee
    stock options. See "Executive Compensation."

    SUMMARY CONSOLIDATED FINANCIAL, OPERATING AND OTHER DATA OF THE COMPANY

  The summary data presented below under the captions "Consolidated Financial Condition Data" and "Consolidated Operating Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1995, are derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, and the report thereon are included elsewhere in this Prospectus. The summary unaudited data presented below under the captions "Consolidated Financial Condition Data" and "Consolidated Operating Data" as of March 31, 1996 and for each of the three-month periods ended March 31, 1996 and 1995, are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus, which in the opinion of management of the Company, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. The results of operations for the three-month period ended March 31, 1996 are not necessarily indicative of the results of operations to be expected for the entire year.

                            AT                     AT DECEMBER 31,
                         MARCH 31, --------------------------------------------
                           1996      1995     1994     1993     1992     1991
                         --------- -------- -------- -------- -------- --------
                                             (IN THOUSANDS)
CONSOLIDATED FINANCIAL
 CONDITION DATA:
Total assets............ $857,959  $871,814 $960,853 $916,846 $932,232 $849,299
Loans receivable,
 net(1).................  672,151   682,984  733,132  645,670  647,889  570,542
MBS.....................   56,499    52,116   79,971  109,982  100,771  160,807
Investment securities...   38,797    41,655   38,899   55,101   42,004    9,293
Real estate(2)..........   17,416    26,258   41,269   22,011   28,349   26,933
Deposits................  769,679   776,528  805,334  835,134  828,054  750,319
Borrowed funds..........   24,534    31,133   80,085    8,845   26,845   33,345
Total liabilities.......  809,630   823,736  905,345  863,485  875,993  796,621
Stockholders' equity,
 substantially
 restricted.............   48,329    48,078   55,508   53,361   56,239   52,678

                          FOR THE THREE MONTHS
                             ENDED MARCH 31,            FOR THE YEAR ENDED DECEMBER 31,
                          ---------------------  ------------------------------------------------------
                             1996       1995        1995        1994         1993     1992       1991
                          ---------- ----------  ----------  ----------     -------  -------    -------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
 DATA:
Interest income.........  $   15,446 $   15,134  $   64,224  $   56,515     $59,436  $69,257    $77,118
Interest expense........       8,463      9,319      38,366      29,869      30,869   37,154     49,804
                          ---------- ----------  ----------  ----------     -------  -------    -------
Net interest income.....       6,983      5,815      25,858      26,646      28,567   32,103     27,314
Provision for losses on
 loans..................       1,400        373       7,938      12,651      12,990    6,106      2,968
                          ---------- ----------  ----------  ----------     -------  -------    -------
 Net interest income af-
  ter provision for
  losses on loans.......       5,583      5,442      17,920      13,995      15,577   25,997     24,346
                          ---------- ----------  ----------  ----------     -------  -------    -------
Non-interest income.....       1,589      1,466      11,198       6,275       6,884    6,066      6,362
                          ---------- ----------  ----------  ----------     -------  -------    -------
Non-interest expense:
 G&A....................       5,701      6,596      24,285      27,195      25,458   23,931     22,712
 Real estate operations,
  net(3)................         528      2,142      10,258       8,370       3,222    2,148         88
 Provision for losses on
  letters of credit.....         --         193       2,536       9,895         694    1,866        276
                          ---------- ----------  ----------  ----------     -------  -------    -------
   Total non-interest
    expense.............       6,229      8,931      37,079      45,460      29,374   27,945     23,076
                          ---------- ----------  ----------  ----------     -------  -------    -------
Earnings (loss) before
 income taxes...........         943     (2,023)     (7,961)    (25,190)     (6,913)   4,118      7,632
Income taxes (benefit)..           2          2         124       1,150      (3,669)     557(4)   3,700
                          ---------- ----------  ----------  ----------     -------  -------    -------
Net earnings (loss).....  $      941 $   (2,025) $   (8,085) $  (26,340)    $(3,244) $ 3,561    $ 3,932
                          ========== ==========  ==========  ==========     =======  =======    =======
PER SHARE DATA:
Net earnings (loss) per
 share..................  $     0.23 $    (0.51) $    (2.03) $    (6.08)(5)     n/a      n/a        n/a
Average shares used for
 calculation of earnings
 per share..............   4,088,888  3,978,617   3,981,821   4,002,920         n/a      n/a        n/a
Stockholders' equity per
 share..................  $    11.90 $    13.58  $    12.06  $    13.87         n/a      n/a        n/a
Shares used for
 calculation of
 stockholders' equity
 per share..............   4,059,914  3,978,617   3,987,010   4,002,920         n/a      n/a        n/a

                                                  (See notes on following page.)

                          AT OR FOR THE
                          THREE MONTHS
                              ENDED
                            MARCH 31,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                          --------------   ----------------------------------------------
                           1996    1995     1995      1994      1993      1992     1991
                          ------  ------   -------   -------   -------   -------  -------
FINANCIAL RATIOS AND
 OTHER DATA:
PERFORMANCE RATIOS:
Return on average assets
 (6)(7).................    0.39%  (0.76)%   (0.78)%   (2.50)%   (0.31)%    0.35%    0.41%
Return on average equity
 (7)....................    7.76  (14.58)   (15.05)   (38.30)    (6.00)     6.34     7.68
Equity to total assets..    5.63    5.52      5.51      5.78      5.82      6.03     6.20
Interest rate spread....    3.46    2.44      2.87      3.19      3.44      3.90     3.44
Net interest margin.....    3.48    2.57      2.98      3.19      3.45      3.95     3.53
Average interest-earning
 assets to average
 interest-bearing
 liabilities............  100.60  103.03    102.62    100.03    100.25    101.21   101.35
G&A to average assets
 (6)(7).................    2.37    2.48      2.36      2.59      2.44      2.38     2.38
Efficiency ratio (8)....   66.51   90.59     65.54     82.61     71.81     62.70    67.44
REGULATORY CAPITAL
 RATIOS:
TANGIBLE CAPITAL:
Actual..................    5.51    5.40      5.24      5.65      5.42      5.58     5.68
Pro Forma (9)(10).......    7.94     n/a       n/a       n/a       n/a       n/a      n/a
CORE CAPITAL:
Actual..................    5.51    5.40      5.24      5.65      5.42      5.58     5.68
Pro Forma (9)(10).......    7.94     n/a       n/a       n/a       n/a       n/a      n/a
RISK-BASED CAPITAL:
Actual..................    8.39    8.37      8.17      8.59      8.11      8.64     7.71
Pro Forma (9)(10).......   11.75     n/a       n/a       n/a       n/a       n/a      n/a
ASSET QUALITY RATIOS:
Nonaccrual loans to
 total loans............    1.98    1.37      2.45      1.77      3.34      2.74     1.89
Nonperforming assets to
 total assets and LOCs
 (11)...................    3.21    4.70      4.53      4.46      3.17      3.18     2.62
Total allowance for
 losses on loans, LOCs
 and real estate to
 total assets and LOCs..    2.58    2.57      3.28      2.85      1.95      1.15     0.66
GVAs, LOCs and real
 estate to total
 nonperforming assets
 (11)...................   58.41   42.18     39.30     51.20     40.90     25.52    15.89
OTHER DATA:
Number of deposit
 accounts...............  88,566  91,374    89,015    89,763    87,630    84,344   81,464
Full service customer
 facilities.............      14      15        14        16        16        16       15
Full time equivalent
 employees..............     275     333       281       350       337       313      294

- --------
(1) Includes loans held for sale.
(2) Includes REO and real estate held for sale or investment.
(3) Includes provision for losses on real estate of $0, $1,422, $8,336, $4,653, $1,968, $1,128 and $768 for the three-month periods ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
(4) Income taxes (benefit) for the year ended December 31, 1992 includes a $1.3 million benefit due to the cumulative effect of a change in accounting principle.
(5) Loss per share data has been calculated based on the Company's net loss of $24.4 million for the period April 7, 1994 (the date of the Company's initial public offering) through December 31, 1994.
(6) Off-balance sheet letters of credit ("LOCs") have been added to recorded assets for purposes of this calculation. See "Business--Lending Activities--Multi-family Lending; LOCs."
(7) Ratios for the three-month periods ended March 31, 1996 and 1995 have been annualized.
(8) G&A expense to net interest income plus total non-interest income. Excludes provisions for losses on loans and LOCs and real estate operations, and for the year ended December 31, 1995, excludes curtailment gain on retirement plan of $3.4 million.
(9) The OTS minimum capital requirements at March 31, 1996 were 1.50% for tangible capital, 3.00% for core capital and 8.00% for risk-based capital. A "well capitalized" institution under OTS regulations must have a risk-based capital ratio of 10.00% or greater and a leverage (core capital) ratio of 5.00% or greater, as well as a Tier 1 risk-based capital ratio of 6.00% or greater. See "Regulation and Supervision--Capital Requirements."
(10) Assumes the issuance of 2,600,000 shares of Common Stock in the Offering at an assumed offering price of $9.625 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company and the disposition of the proceeds thereof. Does not include the effect of possible special assessment on SAIF-insured institutions. See "Use of Proceeds."
(11) Excludes troubled debt restructures which are currently performing under their restructured terms.

                                 RISK FACTORS

  The following matters, in addition to those discussed elsewhere in this Prospectus, should be carefully considered by investors in deciding whether to purchase the Common Stock offered hereby.

ECONOMIC CONDITIONS IN THE COMPANY'S MARKET AREAS; RECENT OPERATING LOSS HISTORY; ADEQUACY OF GENERAL AND OTHER VALUATION ALLOWANCES

  Virtually all of the Company's lending activities are conducted in the Company's market area located in the Inland Empire and other areas of Southern California; and a significant portion of the Company's assets are invested in loans that are secured by multi-family and, to a lesser extent, commercial real estate. Since 1991, Southern California, including the Inland Empire, has experienced an economic recession as a result of defense industry declines, including military base closures and downsizings, corporate relocations and general weakness in the real estate market. This recession has been characterized by, among other things, high levels of unemployment, declining business and real estate activity, significant increases in vacancies in multi-family residential and commercial properties, declining rents and property values and slowing sales of new one- to four-family residential properties. Loan delinquencies have increased and the underlying values of many properties securing loans have declined, resulting in substantial losses to lending institutions. The recession has caused substantial increases in the Company's levels of nonperforming assets, particularly in its multi-family lending and off-balance sheet letter of credit ("LOC") portfolios, and in its provisions for loan and real estate losses, as well as a decline in interest income. Primarily as a result of these factors, the Company reported net losses of $8.1 million, $26.3 million and $3.2 million in 1995, 1994 and 1993, respectively. While the Inland Empire economy has recently exhibited positive employment trends there is no assurance that such trends will continue. The Company has significantly reduced the amounts of its nonperforming and classified assets since year end 1994 and recorded net earnings of $941,000 in the first quarter of 1996. A worsening of current economic conditions in the Company's primary lending area, however, would have an adverse effect upon the Company's business and operations, including the level of the Company's delinquencies and nonperforming and classified assets, the magnitude of its provisions for estimated loan and real estate losses, the value of the collateral securing the Company's mortgage loans and its portfolio of REO and the demand for new loan originations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Asset Quality."

  The Company establishes valuation allowances for losses on specific loans, LOCs and REO ("specific valuation allowances") and for its evaluation from period to period of the inherent risk in its loan, LOC and real estate portfolios which has yet to be specifically identified ("general valuation allowances" or "GVA"). Additions to the GVA are made through provisions charged to expense, and thereby reduce net earnings or result in loss in the periods in which such additions are determined to be necessary.

  The amount of the Company's GVA represents management's evaluation of the amount of loan, LOC and real estate losses that may be incurred by the Company, based upon various assumptions as to future economic and other conditions. As such, the GVA does not represent the amount of such losses that could be incurred under adverse conditions that management believes to be unlikely to arise. The Company had GVAs of $18.0 million as of March 31, 1996. The OTS, as an integral part of its regulatory examination process, periodically reviews the Company's valuation allowances on loans and other assets, and the FDIC may do so as well. These agencies may require the Company to establish additional valuation allowances, based on their judgments of the information available to them at the time of their examination. In addition, management's classification of assets and evaluation of the adequacy of the GVA is an ongoing process. Consequently, there is no assurance that material additions to the Company's GVA will not be required in the future.

MULTI-FAMILY AND NONRESIDENTIAL LENDING RISK; LOCS

  At March 31, 1996, $322.5 million, or 46.04%, of the Company's total loans were loans that were not secured by one- to four-family residential or spot construction loans, including: multi-family loans of $177.2 million, or 25.30% of total loans; commercial real estate loans of $75.1 million, or 10.72% of total loans; developed lot loans of $44.5 million, or 6.35% of total loans; other mortgage loans of $1.1 million, or 0.15% of total loans; and consumer loans of $24.7 million, or 3.52% of total loans. See "Business--Lending Activities--Multi-family Lending; LOCs," "--Developed Lot Loans" and "--Commercial Real Estate Lending."

  Multi-family and commercial real estate, tract construction and land development loans are generally considered to involve a higher degree of credit risk and to be more vulnerable to deteriorating economic conditions than one- to four-family residential mortgage and spot construction loans. These loans typically involve higher loan principal amounts and the repayment of such loans generally depends on the income produced by the operation or sale of the property being sufficient to cover operating expenses and debt service. Recessionary economic conditions of the type that have prevailed in the Company's primary lending market area tend to result in higher vacancy and reduced rental rates and net operating incomes from multi-family residential and commercial real estate properties as well as declining home sales. Construction lending involves additional risks, although the Company believes that these risks are not presented to the same degree by spot construction loans. Because of the uncertainties inherent in estimating construction costs and the market value of the completed project, as well as the effects of governmental regulation of real property, it can be relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. If the Company is forced to foreclose on a project prior to or at completion due to a default, there is no assurance that the Company will be able to recover all of the unpaid balance of, and accrued interest on, the loan, as well as any related foreclosure and holding costs. In addition, the Company may be required to fund additional amounts to complete the project and may be required to hold the property for an unspecified period of time. In recognition of these risks, and of the significant effect of the recessionary economic conditions in the Company's primary market area upon the performance of these types of loans, the Company has substantially curtailed or eliminated multi-family lending, commercial real estate, tract construction and land development lending, other than in connection with resolution of problem assets.

  At March 31, 1996, the Company had 21 direct pay LOCs outstanding in the aggregate amount of $118.2 million. These LOCs guaranty the repayment of tax-exempt municipal bonds issued to finance the development of multi-family housing, primarily in Southern California, in which, in most cases, 20%-25% of the units are required to be made available to persons with low- to moderate-incomes. In the event of a default in the payment of principal or interest by the borrowers on the multi-family mortgage loans underlying a bond issue, the Company may not receive reimbursement for bond principal and interest payments made by the Company on the LOC issued by it but would generally have the right to foreclose on the related multi-family project. Although the LOCs are not reflected on the Company's balance sheet, the credit risk to the Company is substantially the same as if the Company originated a multi-family loan in the amount of the LOC. At March 31, 1996, $4.0 million or 3.40% of the Company's LOCs, were considered in-substance foreclosed. The largest classified LOC at March 31, 1996 was an LOC in the amount of $8.5 million, with $7.5 million classified as Substandard and $1.0 million classified as Loss. This project is secured by a 280 unit apartment complex located in Fontana, California. An allowance for estimated losses on the Company's LOCs in the amount of $6.9 million was included in other liabilities at March 31, 1996. See "Business-- Lending Activities--Multi-family Lending; LOCs" and "--Asset Quality-- Classified Assets."

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

  The Company's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Based upon certain assumptions, net interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same time period by $317.3 million at March 31, 1996. This represented a cumulative one year positive gap as a percentage of total assets of 36.98%. In a rising interest rate environment, an institution with a positive gap would be in a better position than an institution with a negative gap to invest in higher yielding assets or have its asset yields adjusted upward, which would result in the yield on its assets increasing at a faster pace than the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than one with a negative gap, which would tend to reduce or restrain the growth of its net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity Analysis."

  The Company manages its interest rate risk primarily by maintaining a large base of core deposits, maintaining adequate liquidity through investment in shorter-term securities, emphasizing the origination of adjustable rate mortgage loans ("ARM loans") for retention in its portfolio, and selling most of its fixed rate loan originations in the secondary market. See "Business-- Lending Activities."

  Higher interest rates could cause an increase in the Company's nonperforming loans to the extent that borrowers are unable to pay higher interest rates on ARM loans, particularly with respect to the Company's multi-family loans, many of which currently have marginal debt service coverage ratios. At March 31, 1996, approximately 90.89% of the Company's mortgage loans had adjustable rates. In addition, certain of the lending programs offered by the Company have payment schedules that provide for negative amortization. During a period of rising interest rates, the loan principal on negative amortization loans may increase above the amount originally advanced, thereby increasing the Company's risk of loss in the event of a default. At March 31, 1996, $140.8 million of multi-family and commercial loans and $68.2 million of one- to four-family ARM loans had payment schedules that permit negative amortization. None of such multi-family or commercial loans had loan balances exceeding the original amounts advanced at that date. The amount that exceeded the original amount advanced on one- to four-family loans at that date was $290,000. See "Business--Lending Activities--One- to Four-family Mortgage Lending," "Multi-family Lending" and "--Commercial Real Estate Lending."

  The Company's results of operations will continue to be significantly affected by changes in interest rates due, among other factors, to (i) the lagging nature of the 11th District COFI on which interest rate adjustments on a large percentage of the Company's interest-earning assets are based, coupled with the fact that the Company's ARM loans reprice on a monthly, quarterly, semiannual or annual basis, (ii) the repricing of the Company's interest-earning assets and interest-bearing liabilities at different times, (iii) the effect of periodic and lifetime interest rate caps on such assets, (iv) the different response of interest rates on such assets and liabilities to different economic, market and competitive factors, (v) the adverse effect that sustained high levels of interest rates may have on real estate and lending markets in general, and (vi) the possibility that sustained low levels of interest rates may increase the difficulty of originating ARM loans as well as increased loan prepayments, which prepayment amounts would be reinvested by the Company at lower interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity Analysis," "--Analysis on Net Interest Income" and "--Rate/Volume Analysis."

RECAPITALIZATION OF SAIF AND ITS IMPACT ON SAIF PREMIUMS

  The Bank's deposits are insured by the SAIF while the deposits of its commercial bank competitors are insured by the Bank Insurance Fund ("BIF"), both of which are administered by the FDIC. Until recently, the deposit insurance premiums paid by institutions insured by the SAIF and the BIF were assessed based on identical rate schedules. The SAIF and the BIF are each required by statute to attain, and thereafter to maintain, a reserve to deposits ratio of 1.25%. The SAIF is not expected to attain its reserve ratio prior to at least 2002. The BIF attained its required reserve level in late May 1995 because of the BIF's greater premium revenues and the fact that a substantial portion of the SAIF premiums is required to be used to pay the interest on certain bonds (the "FICO Bonds") issued for the purpose of funding the resolution of failed thrift institutions.

  The FDIC has reduced the deposit insurance premium assessment rate for BIF members to between 0% and 0.27%, with approximately 92% of BIF members paying only the legal minimum of $2,000 in annual deposit insurance premiums. The assessment rate schedule applicable to SAIF member institutions, in contrast, ranges from 0.23% to 0.31% (the Bank's current assessment rate is 0.30%). As a result, there is a significant disparity between the assessment rate for BIF and SAIF member institutions. As long as the deposit rate premium disparity continues, SAIF-insured institutions will be placed at a significant competitive disadvantage due to their higher premium costs and the financial condition of the SAIF could worsen if its deposit base shrinks as a result of the disparity.

  A number of proposals for assisting the SAIF in attaining its required reserve level, and thereby permitting SAIF deposit insurance premiums to be reduced to levels at or near those paid by BIF-insured institutions, have been under discussion by various of the affected parties, relevant government agencies and members of Congress. Bills approved, respectively, by the United States House of Representatives and Senate have had common elements that would provide for a one-time surcharge on SAIF-insured institutions in an amount sufficient (expected to be approximately 80 to 90 basis points on SAIF-insured deposits, or approximately $6.2 million to $6.9 million, respectively, with respect to the Bank's deposits at March 31, 1995) to enable the SAIF to attain its required reserve level and revision of the applicable statutory provisions to devote a portion of the BIF insurance premiums to payment of the interest on the FICO Bonds. The legislative proposals have contained one or more of the following additional elements: elimination of the separate Federal thrift institution charter, coupled with a requirement that each federally chartered thrift institution convert to a national bank, a state chartered bank or a state chartered savings and loan association by January 1, 1998; merger of the BIF and SAIF as of that date; the elimination of the OTS as a separate regulatory agency; treatment of thrift holding companies as bank holding companies for federal regulatory purposes; and elimination of certain tax bad debt reserve deductions that are currently available to qualifying thrift institutions. See "Federal Taxation" for a further description of the proposed federal income tax law changes. The Company is not able to predict whether or in what form any of the proposals that have been discussed will be adopted or the effect that such adoption will have on the Company's operations. A significant increase in the SAIF insurance premiums or a significant surcharge to recapitalize the SAIF would have an initial adverse effect on the operating expenses and results of operations of the Bank and the Company and would reduce the Bank's regulatory capital. Over the longer term, however, recapitalization of the SAIF could be expected to reduce the Bank's annual deposit insurance costs.

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION; SUPERVISORY
AGREEMENT

  The Bank is subject to extensive regulation and supervision as a federal savings institution. The regulatory authorities have extensive discretion in connection with their supervision and enforcement activities and their examination policies, including in connection with the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowances for loan and real estate losses. The Company is also subject to regulation and supervision as a savings and loan holding company. Any change in the regulatory structure or regulations, whether by the OTS or the FDIC, or any change in the applicable statutes by Congress could have a material adverse impact on the Company and its operations. Various proposals, including those described above, have been made in recent years to consolidate the regulatory functions of the federal banking agencies, particularly including proposals to combine the OTS and the Office of the Comptroller of the Currency, as well as proposals to eliminate the separate thrift institution charter and to develop a new form of charter that would apply to both commercial banks and thrift institutions. See "Regulation and Supervision--Deposit Insurance." The outcome of efforts to effect such regulatory consolidation and other changes is uncertain, and the Company is unable to determine the extent to which such legislation, if enacted, would affect its business.

  On April 25, 1995, the Bank entered into the Supervisory Agreement with the OTS. The Supervisory Agreement requires the Bank to develop and submit to the OTS a revised business plan which includes specific plans for the reduction of classified assets and G&A and the continued maintenance of adequate regulatory capital levels. The Supervisory Agreement also requires the Bank to develop improved internal asset review policies and procedures and to explore the possibility of raising additional capital. Failure to comply with the Supervisory Agreement could subject the Bank and its officers and directors to administrative enforcement actions, including civil money penalties and cease and desist orders. The Bank believes that it is currently in substantial compliance with the Supervisory Agreement.

COMPETITION

  The Company faces significant competition both in making loans and in attracting deposits. The Company's competitors are the financial institutions operating in its primary market area, many of which are significantly larger and have greater financial resources than the Company. The Company's competition for loans comes principally from commercial banks, other savings institutions, mortgage banking companies, insurance companies and credit unions. Its most direct competition for deposits has historically come from other savings institutions and commercial banks. In addition, the Company faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

NEW MANAGEMENT AND BUSINESS STRATEGY

  The success of the Company's business strategy and its operating results following completion of the offering of the Common Stock made hereby will depend in significant measure on the efforts of its management, particularly including its Chief Executive Officer. On April 3, 1995, Anne Bacon became President and Chief Executive Officer of the Company and the Bank, after serving previously as President, Chief Executive Officer and a Director of First Western until its merger into AMFED Financial, Inc. in October 1994 and, prior to that, in executive positions with a number of other savings institutions. While Ms. Bacon has had significant experience in the operations of savings institutions comparable to the Company, she has had only limited experience with the Company.

  Since Ms. Bacon joined the Company, the Company has embarked on a strategy of managing and reducing the level of nonperforming and classified assets, reducing expenses and maintaining regulatory capital, and is in the early stages of developing and implementing new business lines. As part of this strategy, the Company has substantially curtailed or eliminated a number of its traditional lending programs and intends instead to concentrate on originating single-family loans, including spot construction loans, brokerage of FHA/VA and "B" and "C" credit loans for origination by others, and expanding consumer loan activity. Management also intends to enhance deposit and loan relationships with small businesses in its markets. See "Prospectus Summary--The Company." There is no assurance that management's strategy to shift the focus of the Company's lending activities will be implemented successfully or that such strategy will generate acceptable stockholder returns initially or over the longer term.

                                USE OF PROCEEDS

  The net proceeds of the Offering are estimated to be $23.1 million, after deducting the underwriting discount and estimated expenses payable by the Company, based on an assumed offering price of $9.625 per share. The Company intends to contribute $22.1 million of such net proceeds to the Bank to increase the Bank's regulatory capital. The net proceeds from the Offering will initially be invested primarily in short-term liquid investments such as federal funds, short-term, investment grade marketable securities or in MBS. After giving effect to the Offering and the application of the net proceeds therefrom, the Bank will have a pro forma tangible capital ratio of 7.94%, a core capital ratio of 7.94% and a risk-based capital ratio of 11.75%, based on balances at March 31, 1996, and will meet the regulatory capital criteria to be considered a "well capitalized" institution under OTS regulations. In addition, the net proceeds of the Offering will be available to pay the one-time surcharge that may be assessed on the Bank's deposits in connection with the proposed recapitalization of the SAIF, which the Company estimates to be approximately $6.2 million to $6.9 million based on the Bank's deposits at March 31, 1995. The remaining net proceeds from the Offering will be retained by the Company and will be used for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on Nasdaq under the symbol "REDF." The following table sets forth on a per share basis for the fiscal quarter ending on the date indicated the range of high and low sale prices for the Common Stock of the Company as reported on Nasdaq since the Company's initial public offering on April 7, 1994.

                                                                    HIGH   LOW
                                                                   ------ ------
      FISCAL YEAR 1994
        June 30................................................... $12.25 $ 7.75
        September 30..............................................  14.50  11.00
        December 31...............................................  12.75   7.75
      FISCAL YEAR 1995
        March 31..................................................   9.50   7.75
        June 30...................................................  10.38   7.88
        September 30..............................................  10.00   7.75
        December 31...............................................  10.63   9.50
      FISCAL YEAR 1996
        March 31..................................................  10.00   8.88
        June 30 (1)...............................................  10.00   8.38

     --------
     (1) Through June 18, 1996.

  On June 18, 1996, the closing sale price of the Common Stock as reported by Nasdaq was $9.625 per share. At May 31, 1996, the Company had 750 stockholders of record.

                                DIVIDEND POLICY

  The Company has not paid dividends to date and has no present plans to do so. See "Taxation" and "Regulation and Supervision--Restrictions on Dividends and Other Capital Distributions" for descriptions of certain Federal income tax and regulatory limitations on the payment of dividends by the Bank to the Company.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company, including deposits, at March 31, 1996, and as adjusted to give effect to the assumed issuance of 2,600,000 shares of Common Stock offered hereby at an assumed offering price of $9.625 per share, the closing sale price of the Common Stock on Nasdaq on June 18, 1996, after deducting the underwriting discount and estimated offering expenses payable by the Company.

                                                           AT MARCH 31, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Deposits................................................. $769,679   $769,679
Borrowings...............................................   24,534     24,534
                                                          --------   --------
    Total deposits and borrowings........................ $794,213   $794,213
                                                          ========   ========
Stockholders' equity:
  Common stock, $0.01 par value (15,000,000 shares
   authorized; 4,370,419 shares outstanding; 6,970,419
   shares outstanding, as adjusted)......................       44         70
  Additional paid-in capital.............................   32,629     55,728
  Treasury stock.........................................     (860)      (860)
  Retained earnings, substantially restricted............   19,511     19,511
  Deferred compensation..................................   (2,290)    (2,290)
  Unrealized gain (loss) on securities available-for-
   sale, net.............................................     (705)      (705)
                                                          --------   --------
    Total stockholders' equity........................... $ 48,329   $ 71,454
                                                          ========   ========

   SELECTED CONSOLIDATED FINANCIAL, OPERATING AND OTHER DATA OF THE COMPANY

  The selected data presented below under the captions "Consolidated Financial Condition Data" and "Consolidated Operating Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1995, are derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, and the report thereon are included elsewhere in this prospectus. The selected unaudited data presented below under the captions "Consolidated Financial Condition Data" and "Consolidated Operating Data" as of March 31, 1996 and for each of the three-month periods ended March 31, 1996 and 1995, are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus, which in the opinion of management of the Company, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. The results of operations for the three-month period ended March 31, 1996 are not necessarily indicative of the results of operations to be expected for the entire year.

                                                      AT DECEMBER 31,
                         AT MARCH 31, --------------------------------------------
                             1996       1995     1994     1993     1992     1991
                         ------------ -------- -------- -------- -------- --------
                                              (IN THOUSANDS)
CONSOLIDATED FINANCIAL
 CONDITION DATA:
Total assets............   $857,959   $871,814 $960,853 $916,846 $932,232 $849,299
Loans receivable,
 net(1).................    672,151    682,984  733,132  645,670  647,889  570,542
MBS.....................     56,499     52,116   79,971  109,982  100,771  160,807
Investment securities...     38,797     41,655   38,899   55,101   42,004    9,293
Real estate(2)..........     17,416     26,258   41,269   22,011   28,349   26,933
Deposits................    769,679    776,528  805,334  835,134  828,054  750,319
Borrowed funds..........     24,534     31,133   80,085    8,845   26,845   33,345
Total liabilities.......    809,630    823,736  905,345  863,485  875,993  796,621
Stockholders' equity,
 substantially
 restricted.............     48,329     48,078   55,508   53,361   56,239   52,678

                          FOR THE THREE MONTHS
                             ENDED MARCH 31,            FOR THE YEAR ENDED DECEMBER 31,
                          ---------------------  ---------------------------------------------------
                             1996       1995        1995        1994         1993     1992    1991
                          ---------- ----------  ----------  ----------     -------  ------- -------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
 DATA:
Interest income.........  $   15,446 $   15,134  $   64,224  $   56,515     $59,436  $69,257 $77,118
Interest expense........       8,463      9,319      38,366      29,869      30,869   37,154  49,804
                          ---------- ----------  ----------  ----------     -------  ------- -------
Net interest income.....       6,983      5,815      25,858      26,646      28,567   32,103  27,314
Provision for losses on
 loans..................       1,400        373       7,938      12,651      12,990    6,106   2,968
                          ---------- ----------  ----------  ----------     -------  ------- -------
 Net interest income af-
  ter provision for
  losses on loans.......       5,583      5,442      17,920      13,995      15,577   25,997  24,346
                          ---------- ----------  ----------  ----------     -------  ------- -------
Non-interest income:
 Fee income.............       1,528      1,447       6,212       6,280       6,404    5,231   5,825
 Other non-interest in-
  come..................          61         19       4,986          (5)        480      835     537
                          ---------- ----------  ----------  ----------     -------  ------- -------
   Total non-interest
    income..............       1,589      1,466      11,198       6,275       6,884    6,066   6,362
                          ---------- ----------  ----------  ----------     -------  ------- -------
Non-interest expense:
 Compensation and bene-
  fits..................       2,758      3,238      12,063      14,200      12,494   12,285  11,456
 Occupancy and equip-
  ment..................       1,676      1,951       6,831       7,816       6,973    6,943   6,538
 Other G&A..............       1,267      1,407       5,391       5,179       5,991    4,703   4,718
                          ---------- ----------  ----------  ----------     -------  ------- -------
 Total G&A..............       5,701      6,596      24,285      27,195      25,458   23,931  22,712
 Real estate operations,
  net(3)................         528      2,142      10,258       8,370       3,222    2,148      88
 Provision for losses on
  letters of credit.....         --         193       2,536       9,895         694    1,866     276
                          ---------- ----------  ----------  ----------     -------  ------- -------
   Total non-interest
    expense.............       6,229      8,931      37,079      45,460      29,374   27,945  23,076
                          ---------- ----------  ----------  ----------     -------  ------- -------
Earnings (loss) before
 income taxes...........         943     (2,023)     (7,961)    (25,190)     (6,913)   4,118   7,632
Income taxes (benefit)..           2          2         124       1,150      (3,669)     557   3,700
                          ---------- ----------  ----------  ----------     -------  ------- -------
Earnings (loss) before
 cumulative effect of
 change in accounting
 principle..............         941     (2,025)     (8,085)    (26,340)     (3,244)   2,250   3,932
Cumulative effect of
 change in accounting
 principle..............         --         --          --          --          --     1,311     --
                          ---------- ----------  ----------  ----------     -------  ------- -------
Net earnings (loss).....  $      941 $   (2,025) $   (8,085) $  (26,340)    $(3,244) $ 3,561 $ 3,932
                          ========== ==========  ==========  ==========     =======  ======= =======
PER SHARE DATA:
Net earnings (loss) per
 share..................  $     0.23 $    (0.51) $    (2.03) $    (6.08)(4)     n/a      n/a     n/a
Average shares used for
 calculation of earnings
 per share..............   4,088,888  3,978,617   3,981,821   4,002,920         n/a      n/a     n/a
Stockholders' equity per
 share..................  $    11.90 $    13.58  $    12.06  $    13.87         n/a      n/a     n/a
Shares used for
 calculation of
 stockholders' equity
 per share..............   4,059,914  3,978,617   3,987,010   4,002,920         n/a      n/a     n/a

                                                 (See notes on following page.)

                          AT OR FOR THE
                          THREE MONTHS
                              ENDED
                            MARCH 31,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                          --------------   ----------------------------------------------
                           1996    1995     1995      1994      1993      1992     1991
                          ------  ------   -------   -------   -------   -------  -------
FINANCIAL RATIOS AND
 OTHER DATA:
PERFORMANCE RATIOS:
Return on average assets
 (5)(6).................    0.39%  (0.76)%   (0.78)%   (2.50)%   (0.31)%    0.35%    0.41%
Return on average equity
 (6)....................    7.76  (14.58)   (15.05)   (38.30)    (6.00)     6.34     7.68
Equity to total assets..    5.63    5.52      5.51      5.78      5.82      6.03     6.20
Interest rate spread....    3.46    2.44      2.87      3.19      3.44      3.90     3.44
Net interest margin.....    3.48    2.57      2.98      3.19      3.45      3.95     3.53
Average interest-earning
 assets to average
 interest-bearing
 liabilities............  100.60  103.03    102.62    100.03    100.25    101.21   101.35
G&A to average assets
 (5)(6).................    2.37    2.48      2.36      2.59      2.44      2.38     2.38
Efficiency ratio (7)....   66.51   90.59     65.54     82.61     71.81     62.70    67.44
REGULATORY CAPITAL
 RATIOS:
TANGIBLE CAPITAL:
Actual..................    5.51    5.40      5.24      5.65      5.42      5.58     5.68
Pro Forma (8)(9)........    7.94     n/a       n/a       n/a       n/a       n/a      n/a
CORE CAPITAL:
Actual..................    5.51    5.40      5.24      5.65      5.42      5.58     5.68
Pro Forma (8)(9)........    7.94     n/a       n/a       n/a       n/a       n/a      n/a
RISK-BASED CAPITAL:
Actual..................    8.39    8.37      8.17      8.59      8.11      8.64     7.71
Pro Forma (8)(9)........   11.75     n/a       n/a       n/a       n/a       n/a      n/a
ASSET QUALITY RATIOS:
Nonaccrual loans to
 total loans............    1.98    1.37      2.45      1.77      3.34      2.74     1.89
Nonperforming assets to
 total assets and LOCs
 (10)...................    3.21    4.70      4.53      4.46      3.17      3.18     2.62
Total allowance for
 losses on loans, LOCs
 and real estate to
 total assets and LOCs..    2.58    2.57      3.28      2.85      1.95      1.15     0.66
GVAs, LOCs and real
 estate to total
 nonperforming assets
 (10)...................   58.41   42.18     39.30     51.20     40.90     25.52    15.89
OTHER DATA:
Number of deposit
 accounts...............  88,566  91,374    89,015    89,763    87,630    84,344   81,464
Full service customer
 facilities.............      14      15        14        16        16        16       15
Full time equivalent
 employees..............     275     333       281       350       337       313      294

- --------
(1) Includes loans held for sale.
(2) Includes REO and real estate held for sale or investment.
(3) Includes provision for losses on real estate of $0, $1,422, $8,336, $4,653, $1,968, $1,128 and $768 for the three-month periods ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
(4) Loss per share data has been calculated based on the Company's net loss of $24.4 million for the period April 7, 1994 (the date of the Company's initial public offering) through December 31, 1994.
(5) Off-balance sheet letters of credit ("LOCs") have been added to recorded assets for purposes of this calculation. See "Business--Lending Activities--Multi-family Lending; LOCs."
(6) Ratios for the three-month periods ended March 31, 1996 and 1995 have been annualized.
(7) G&A expense to net interest income plus total non-interest income. Excludes provisions for losses on loans and LOCs and real estate operations, and for the year ended December 31, 1995, excludes curtailment gain on retirement plan of $3.4 million.
(8) The OTS minimum capital requirements at March 31, 1996 were 1.50% for tangible capital, 3.00% for core capital and 8.00% for risk-based capital. A "well capitalized" institution under OTS regulations must have a risk-based capital ratio of 10.00% or greater and a leverage (core capital) ratio of 5.00% or greater, as well as a Tier 1 risk-based capital ratio of 6.00% or greater. See "Regulation and Supervision--Capital Requirements."
(9) Assumes the issuance of 2,600,000 shares of Common Stock in the Offering at an assumed offering price of $9.625 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company and the disposition of the proceeds thereof. Does not include the effect of possible special assessment on SAIF-insured institutions. See "Use of Proceeds."
(10) Excludes troubled debt restructures which are currently performing under their restructured terms.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  The Company reported net earnings of $941,000, or $0.23 per share, for the three months ended March 31, 1996, compared to a net loss of $2.0 million, or $0.51 per share, for the three months ended March 31, 1995. The Company reported a 1995 net loss of $8.1 million, or $2.03 per share, versus a net loss of $26.3 million, or $5.93 per share, in 1994 and a net loss of $3.2 million in 1993. The Bank converted from a mutual savings bank to a stock-form savings bank and became a wholly-owned subsidiary of the Company in April, 1994.

  The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including LOC fees, other transactional fees, loan servicing fees, and commissions from the sale of insurance products and investments through its wholly-owned subsidiaries. The Company's operating expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, federal deposit insurance premiums and other G&A. The Company's results of operations are significantly affected by its provision for loan and LOC losses and the net cost of real estate operations. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

  At March 31, 1996, the Company had consolidated assets of $858.0 million, deposits of $769.7 million and stockholders' equity of $48.3 million, representing 5.63% of total assets. At December 31, 1995, the Company had consolidated assets of $871.8 million, deposits of $776.5 million and stockholders' equity of $48.1 million, representing 5.51% of total assets. At December 31, 1994, the Company had consolidated assets of $960.9 million, deposits of $805.3 million and stockholders' equity of $55.5 million, representing 5.78% of total assets.

  The Bank entered into a Supervisory Agreement with the OTS during the second quarter of 1995 which, among other things, required the Bank to submit to the OTS a revised business plan that includes specific plans for the reduction of classified assets and G&A and the continued maintenance of adequate capital levels. The Bank believes that it is currently in substantial compliance with the Supervisory Agreement. See "Risk Factors--Financial Institution Regulation and Possible Legislation; Supervisory Agreement."

NONPERFORMING ASSETS AND ALLOWANCE FOR LOSSES

  For much of the period since 1991, the economy in Southern California, including the Inland Empire, has been characterized by recessionary economic conditions, resulting in high levels of unemployment, increases in vacancies in multi-family residential and commercial properties, declining rents and property values and slowing sales of new and existing one- to four-family residential properties. These factors have caused significant increases in the Company's level of nonperforming assets, which include nonaccrual loans and REO. At March 31, 1996, the Company's level of nonperforming assets decreased to $30.7 million, or 3.21% of total assets and LOCs, from the December 31, 1995 level of nonperforming assets of $43.7 million, or 4.53% of total assets and LOCs, and $47.1 million, or 4.46% of total assets and LOCs, at December 31, 1994. The Company's level of classified assets, which consist of assets adversely classified in accordance with regulatory guidelines because they possess one or more well-defined weaknesses, has decreased to $52.9 million, or 5.52% of total assets and LOCs, at March 31, 1996, a reduction of $18.8 million in classified assets, as compared to $71.7 million, or 7.44% of total assets and LOCs, at December 31, 1995 and $114.1 million, or 10.78% of total assets and LOCs, at December 31, 1994. Of the $52.9 million of classified assets at March 31, 1996, $17.1 million were performing in accordance with their terms. The allowance for losses on loans, LOCs and real estate decreased to $24.7 million at March 31, 1996 from $31.7 million at December 31, 1995 and $30.2 million at December 31, 1994. The March 31, 1996 aggregate allowance of $24.7 million included a GVA of $18.0 million, which represents an increase of $791,000 from December 31, 1995 and a decrease of $6.2 million from the December 31, 1994 balance. The remaining allowances of $6.7 million, $14.5 million and $6.0 million at March 31, 1996, December 31, 1995 and December 31, 1994, respectively, were for specific asset valuation allowances. The Company's ratio of GVA for losses on loans, LOCs, and real estate to nonperforming assets and LOCs increased to 58.41% at March 31, 1996 from 39.30% at December 31, 1995 and 51.20% at December 31, 1994.

  Management considers the level of nonperforming assets, as well as regional and local economic conditions and other factors when assessing the adequacy of the allowance for losses on loans, LOCs and real estate. Management considers the level of allowance for losses at March 31, 1996 to be adequate. However, there is no assurance that the Company will not have to establish additional loss provisions in the future. See "Business--Lending Activities" and "--Asset Quality."

INTEREST RATE SENSITIVITY ANALYSIS

  The matching of interest-earning assets and interest-bearing liabilities, and their combined effects on net interest income, may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is said to be "positive" when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is said to be "negative" when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of falling interest rates, the net earnings of an institution with a positive gap theoretically may be adversely affected due to its interest-earning assets repricing faster than its interest-bearing liabilities. Conversely, during a period of rising interest rates, theoretically the net earnings of an institution with a positive gap position may increase as its interest-earning assets reprice upward at a more rapid rate than its interest-earning liabilities. However, a positive gap may not protect an institution with a large portfolio of ARM loans from rises in interest rates for extended time periods as such instruments generally have annual and lifetime interest rate caps. Interest rates and the resulting cost of funds increases in a rapidly increasing rate environment could exceed the cap levels on these instruments and negatively impact net interest income.

  The Company has managed its interest rate risk through the marketing and funding of adjustable rate loans, which reprice periodically and are indexed to the 11th District COFI and, to a lesser extent, the one year Constant Maturity Treasury ("CMT") index. As a result of this strategy, and based upon the Company's internally developed loan prepayment speed estimates and core deposit decay rate assumptions used in the table below, at March 31, 1996, the Company's net interest-earning assets maturing or repricing within one year exceeded its total interest-bearing liabilities maturing or repricing in the same time by $317.3 million, representing a one year cumulative gap ratio of positive 36.98%. The Company closely monitors its interest rate risk as such risk relates to its operational strategies.

  The Company's Board of Directors has established an Asset/Liability Management Committee that is responsible for reviewing its asset/liability policies and interest rate risk position. This committee meets and reports to the Board on interest rate risk and trends on a quarterly basis. The Company is currently attempting to maintain a positive gap position in light of a forecasted modest rising interest rate environment; however, there is no assurance that the Company will be able to maintain its positive gap position or that its strategies will not result in a negative gap position in the future. Nor is there any assurance as to the actual levels of interest rates in future periods. To the extent that the Company's core deposits are reduced at a more rapid rate than the Company's decay rate assumptions for such deposits, the Company's current positive gap positions could be negatively impacted. Although the Company has not experienced a material decline in its core deposits, there is no assurance that such a decline will not occur in the future if depositors seek higher yielding investments. For information concerning the Company's deposit activity and the distribution of its deposits, see "Business--Sources of Funds--Deposits."

  The Company does not currently engage in the use of trading activities, derivative instruments, or hedging activities to control its interest rate risk. Although the use of such instruments or activities may be permitted at the recommendation of the Asset/Liability Management Committee and with the approval of the Board of Directors, the Company does not intend to engage in such practices in the immediate future.

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities of the Company, outstanding at March 31, 1996, which are anticipated by the Company, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Loans were assumed to prepay at rates ranging from 5% to 12% on ARM loans, and 6% to 18% on fixed rate loans, and core deposit decay rate assumptions from 6% to 18% for passbook accounts, 5% to 12% for checking accounts and 8% to 22% for money market deposit accounts in the one year or less category were used. These prepayment and decay rates are based on the Company's historical experience, but there is no assurance that the assumed rates will correspond to future rates. For information regarding the contractual maturities of the Company's loans, investments and deposits, see "Business--Lending Activities," "--Investment Activities" and "--Sources of Funds."

                      INTEREST RATE SENSITIVITY ANALYSIS

                                                           AT MARCH 31, 1996
                          -------------------------------------------------------------------------------------------
                           THREE     THREE       SIX        ONE      THREE      FIVE      MORE
                           MONTHS    TO SIX   MONTHS TO  TO THREE   TO FIVE    TO TEN     THAN
                          OR LESS    MONTHS   ONE YEAR     YEARS     YEARS     YEARS    TEN YEARS   OTHER     TOTAL
                          --------  --------  ---------  ---------  --------  --------  ---------  --------  --------
                                                        (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
 Mortgage loans and
 MBS(1)(2)..............  $422,296  $231,650  $  11,654  $  24,166  $  4,447  $  6,911  $  7,828   $    --   $708,952
 Consumer loans(1)......     9,400     1,081      1,920      6,063     2,903     2,224       790        --     24,381
 Investment securities
 and cash equivalents...    25,533     5,441      5,638     22,716       --        --        --         --     59,328
Non-interest earning as-
sets....................       --        --         --         --        --        --        --      65,298    65,298
                          --------  --------  ---------  ---------  --------  --------  --------   --------  --------
    Total assets........  $457,229  $238,172  $  19,212  $  52,945  $  7,350  $  9,135  $  8,618   $ 65,298  $857,959
                          ========  ========  =========  =========  ========  ========  ========   ========  ========
LIABILITIES AND STOCK-
HOLDERS' EQUITY
Interest-bearing liabil-
ities:
 Regular passbook depos-
 its....................  $  1,032  $  1,032  $   2,502  $   9,402  $  7,749  $  9,629  $  4,768        --     36,114
 Money market deposits..     6,711     6,711     12,158     38,184    25,676    29,316    23,388        --    142,144
 Interest-bearing check-
 ing (NOW) deposits.....     1,860     1,860      4,108     16,589    16,614    20,878    23,833        --     85,742
 Certificates of depos-
 it.....................    87,902    87,233    163,391    133,804    16,163       --        --         --    488,493
 Other borrowed money...    15,834     5,000        --         --      3,700       --        --         --     24,534
Non-interest-bearing li-
abilities...............       --        --         --         --        --        --        --    $ 32,603    32,603
Stockholders' equity....       --        --         --         --        --        --        --      48,329    48,329
                          --------  --------  ---------  ---------  --------  --------  --------   --------  --------
    Total liabilities
    and stockholders'
    equity..............  $113,339  $101,836  $ 182,159  $ 197,979  $ 69,902  $ 59,823  $ 51,989   $ 80,932  $857,959
                          --------  --------  ---------  ---------  --------  --------  --------   --------  ========
Interest sensitivity
gap(3)..................  $343,890  $136,336  $(162,947) $(145,034) $(62,552) $(50,688) $(43,371)  $(15,634)
                          ========  ========  =========  =========  ========  ========  ========   ========
Cumulative interest sen-
sitivity gap............  $343,890  $480,226  $ 317,279  $ 172,245  $109,693  $ 59,005  $ 15,634
                          ========  ========  =========  =========  ========  ========  ========
Cumulative interest
sensitivity gap as a
percentage of total
assets..................     40.08%    55.97%     36.98%     20.08%    12.79%     6.88%     1.82%
Cumulative net interest-
earning assets as a
percentage of interest-
sensitive liabilities...    403.42%   323.18%    179.85%    128.93%   116.49%   108.14%   102.01%

- ----
(1) For purposes of the gap analysis, mortgage and other loans are net of nonaccrual loans but are not reduced for the allowance for losses on loans, unearned discounts and deferred loan fees.
(2) Includes available-for-sale portfolio.
(3) Interest sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

  Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their ARM loans may decrease in the event of an interest rate increase.

ANALYSIS OF NET INTEREST INCOME

  Net interest income represents the difference between the income earned on interest-earning assets and the interest expense on interest-bearing liabilities.

  Average Balance Sheet. The following table sets forth certain information relating to the elements of the Company's net interest income for each of the three-month periods ended March 31, 1996 and 1995, and for each of the years ended December 31, 1995, 1994, and 1993. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from daily average balances in 1996, 1995 and 1994 and average month-end balances in 1993. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The average balance of loans receivable excludes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

                             AVERAGE BALANCE SHEET

                                              FOR THE THREE MONTHS ENDED MARCH 31,
                                    -----------------------------------------------------
                                                1996                       1995
                                    -------------------------- --------------------------
                                                      AVERAGE                    AVERAGE
                                    AVERAGE            YIELD/  AVERAGE            YIELD/
                                    BALANCE   INTEREST  COST   BALANCE   INTEREST  COST
                                    --------  -------- ------- --------  -------- -------
                                                 (DOLLARS IN THOUSANDS)
ASSETS:
INTEREST-EARNING ASSETS (1):
 Mortgage loans...................  $652,497  $12,732    7.81% $718,525  $12,116    6.75%
 MBS..............................    53,599    1,044    7.79    79,104    1,443    7.30
 Consumer loans...................    25,007      697   11.15    29,243      796   10.89
 Investment securities............    65,386      973    5.95    58,278      779    5.35
                                    --------  -------          --------  -------
   Total interest-earning assets..   796,489   15,446    7.76   885,150   15,134    6.84
Non-interest-earning assets.......    66,863                     85,258
                                    --------                   --------
   Total assets...................  $863,352                   $970,408
                                    ========                   ========
LIABILITIES AND STOCKHOLDERS'
EQUITY:
INTEREST-BEARING LIABILITIES:
 Regular passbook deposits........  $ 35,264      177    2.02    35,484      182    2.07
 Money market deposits............   141,400    1,071    3.05   126,510      804    2.58
 Interest-bearing checking (NOW)
  deposits........................    87,003      238    1.10    87,117      228    1.06
 Certificates of deposits.........   500,046    6,602    5.31   534,757    6,868    5.21
 Other borrowed money.............    28,038      375    5.37    75,238    1,237    6.65
                                    --------  -------          --------  -------
   Total interest-bearing
    liabilities...................   791,751    8,463    4.30   859,106    9,319    4.40
Non-interest-bearing liabilities..    23,066                     55,761
Stockholders' equity..............    48,535                     55,541
                                    --------                   --------
   Total liabilities and
    stockholders' equity..........  $863,352                   $970,408
                                    ========  -------          ========  -------
Net interest rate spread (2)......            $ 6,983    3.46%           $ 5,815    2.44%
                                              =======   =====            =======   =====
Net interest margin (3)...........                       3.48%                      2.57%
                                                        =====                      =====
Ratio of interest-earning assets
 to interest-bearing liabilities..    100.60%                    103.03%
                                    ========                   ========

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                    --------------------------------------------------------------------------------
                                               1995                       1994                       1993
                                    -------------------------- -------------------------- --------------------------
                                                        AVERAGE                    AVERAGE                    AVERAGE
                                     AVERAGE            YIELD/  AVERAGE            YIELD/  AVERAGE            YIELD/
                                     BALANCE  INTEREST  COST   BALANCE   INTEREST  COST   BALANCE   INTEREST  COST
                                    --------  -------- ------- --------  -------- ------- --------  -------- -------
                                                            (DOLLARS IN THOUSANDS)
ASSETS:
INTEREST-EARNING ASSETS (1):
 Mortgage loans...................  $708,440  $52,652    7.43% $641,313  $43,416    6.77% $615,175  $46,264    7.52%
 MBS..............................    68,459    5,152    7.53    99,855    6,590    6.60   110,537    7,551    6.83
 Consumer loans...................    26,784    2,989   11.16    27,277    2,908   10.66    26,176    2,911   11.12
 Investment securities............    64,546    3,431    5.32    66,330    3,601    5.43    75,699    2,710    3.58
                                    --------  -------          --------  -------          --------  -------
   Total interest-earning assets..   868,229   64,224    7.40   834,775   56,515    6.77   827,587   59,436    7.18
Non-interest-earning assets.......    71,061                    108,694                    102,932
                                    --------                   --------                   --------
   Total assets...................  $939,290                   $943,469                   $930,519
                                    ========                   ========                   ========
LIABILITIES AND STOCKHOLDERS'
EQUITY:
INTEREST-BEARING LIABILITIES:
 Regular passbook deposits........  $ 35,271      685    1.94  $ 42,970      831    1.93  $ 42,810      828    1.93
 Money market deposits............   128,239    3,622    2.82   149,561    3,509    2.35   160,242    4,279    2.67
 Interest-bearing checking (NOW)
  deposits........................    86,199    1,000    1.16    97,397      997    1.02    90,046    1,322    1.47
 Certificates of deposits.........   542,100   29,651    5.47   516,383   22,708    4.40   522,506   23,667    4.53
 Other borrowed money.............    54,252    3,408    6.28    28,251    1,824    6.46     9,881      773    7.82
                                    --------  -------          --------  -------          --------  -------
   Total interest-bearing
    liabilities...................   846,061   38,366    4.53   834,562   29,869    3.58   825,485   30,869    3.74
Non-interest-bearing liabilities..    39,504                     40,133                     50,946
Stockholders' equity..............    53,725                     68,774                     54,088
                                    --------                   --------                   --------
   Total Liabilities and
    stockholders' equity..........  $939,290                   $943,469                   $930,519
                                    ========  -------          ========  -------          ========  -------
Net interest rate spread (2)......            $25,858    2.87%           $26,646    3.19%           $28,567    3.44%
                                              =======   =====            =======   =====            =======   =====
Net interest margin (3)...........                       2.98%                      3.19%                      3.45%
                                                        =====                      =====                      =====
Ratio of interest-earning assets
 to interest-bearing liabilities..    102.62%                    100.03%                    100.25%
                                    ========                   ========                   ========

- ----
(1) Includes accrued interest and is net of loans in process, unearned discounts, deferred loan fees, nonaccrual loans and valuation allowances.
(2) Net interest rate spread represents the difference between the average yield on average interest-earning assets and the average cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets net of nonaccrual loans.

  Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                             RATE/VOLUME ANALYSIS

                              THREE MONTHS ENDED                 YEAR ENDED                     YEAR ENDED
                                MARCH 31, 1996               DECEMBER 31, 1995              DECEMBER 31, 1994
                           COMPARED TO THREE MONTHS             COMPARED TO                    COMPARED TO
                             ENDED MARCH 31, 1995            DECEMBER 31, 1994              DECEMBER 31, 1993
                          -----------------------------  ----------------------------  ------------------------------
                          INCREASE (DECREASE) IN NET     INCREASE (DECREASE) IN NET     INCREASE (DECREASE) IN NET
                            INTEREST INCOME DUE TO         INTEREST INCOME DUE TO         INTEREST INCOME DUE TO
                          -----------------------------  ----------------------------  ------------------------------
                           VOLUME      RATE      NET      VOLUME     RATE      NET      VOLUME     RATE        NET
                          ---------- --------  --------  ------------------  --------  -------------------  ---------
                                                            (IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Mortgage loans........  $  (4,454) $  5,070  $    616  $  4,544  $  4,692  $  9,236  $  1,966  $  (4,814) $  (2,848)
  MBS...................     (1,861)    1,462      (399)   (2,072)      634    (1,438)     (730)      (231)      (961)
  Consumer loans........       (461)      362       (99)      (53)      134        81       122       (125)        (3)
  Investment securi-
   ties.................        380      (186)      194       (97)      (73)     (170)     (335)     1,226        891
                          ---------  --------  --------  --------  --------  --------  --------  ---------  ---------
    Total...............     (6,396)    6,708       312     2,322     5,387     7,709     1,023     (3,944)    (2,921)
                          ---------  --------  --------  --------  --------  --------  --------  ---------  ---------
INTEREST-BEARING
 LIABILITIES:
  Regular passbook
   deposits.............         (5)       (0)       (5)     (149)        3      (146)        3         (0)         3
  Money Market depos-
   its..................        384      (117)      267      (500)      613       113      (285)      (485)      (770)
  Interest-bearing
   checking (NOW) depos-
   its..................         (1)       11        10      (115)      118         3       108       (433)      (325)
  Certificates of depos-
   it...................     (1,808)    1,542      (266)    1,131     5,812     6,943      (277)      (682)      (959)
  Other borrowed money..     (3,139)    2,277      (862)    1,679       (95)    1,584     1,437       (386)     1,051
                          ---------  --------  --------  --------  --------  --------  --------  ---------  ---------
    Total...............     (4,569)    3,713      (856)    2,046     6,451     8,497       986     (1,986)    (1,000)
                          ---------  --------  --------  --------  --------  --------  --------  ---------  ---------
Change in net interest
 income.................  $  (1,827) $  2,995  $  1,168  $    276  $ (1,064) $   (788) $     37  $  (1,958) $  (1,921)
                          =========  ========  ========  ========  ========  ========  ========  =========  =========

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995.

  General. The Company recorded net earnings of $941,000 for the three months ended March 31, 1996, or $0.23 per share, as compared to a loss of $2.0 million for the three months ended March 31, 1995, or $0.51 per share. Operating results were favorably impacted by an increase in net interest income before provision for losses on loans of $1.2 million and by a reduction in G&A of $895,000 when compared to the three months ended March 31, 1995. Net operating results for the three months ended March 31, 1996, were also impacted favorably by a net reduction of $588,000 in provisions for losses on loans, real estate and LOCs. Management continues to seek to reduce the balances in nonperforming assets by concentrating efforts toward early detection through the asset classification process and by taking an aggressive stance to resolve nonperforming assets as they occur. In addition, management continues to address the levels of allowance for losses in relation to the local real estate economy.

  Interest income. Interest income for the three months ended March 31, 1996 was $15.4 million, compared to $15.1 million for the same period in the previous year. The $312,000 increase in interest income is primarily due to an increase in interest rates, partially offset by a decrease in the average balance of interest-earning assets. Interest income on MBS increased to $973,000 for the three months ended March 31, 1996, from $779,000 for the three months ended March 31, 1995.

  Interest expense. Interest expense for the three months ended March 31, 1996 was $8.5 million, compared to $9.3 million for the same period in the previous year. The $856,000 decrease is primarily the result of a $99.4 million decrease in the average balance of interest-bearing liabilities, when compared to the three months ended March 31, 1995.

  Net interest income. Net interest income for the three months ended March 31, 1996 was $7.0 million, which represents an interest rate spread of 3.46%. This compares to $5.8 million, which represents an interest rate spread of 2.44%, for the same period in 1995. In accordance with the Company's plan to control growth and maintain capital in compliance with regulatory ratios, average interest-earning assets declined $88.7 million and average interest-bearing liabilities declined $67.4 million when compared to the three months ended March 31, 1995. The 104 basis point increase in the interest rate spread for the three months ended March 31, 1996, when compared to the three months ended March 31, 1995, was a result of an increase in the average yield for interest-earning assets of 94 basis points, and a decrease in the average cost for interest-bearing liabilities of 10 basis points.

  Provision for losses on loans. The provision for losses on loans was $1.4 million for the three months ended March 31, 1996, compared to $373,000 for the same period last year. The loss provision reflects management's ongoing assessment of the loan portfolio, in light of conditions in the Southern California real estate market, which continue to be weak.

  The allowances for losses on loans, real estate and LOCs are established through provisions based on management's evaluation of the risks inherent in the Company's portfolios and the local real estate economy. The allowances are maintained at amounts management considers adequate to cover losses which are deemed probable and calculable. The allowances are based upon a number of factors, including asset classifications, collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, and the Company's underwriting policies.

  As a result of continuing uncertainties in certain real estate markets, increases in the valuation allowances may be required in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's valuation allowance. These agencies may require additional valuation allowances, based on their judgments of the information available to them at the time of the examination.

  Non-interest income. Non-interest income for the three months ended March 31, 1996 was $1.6 million, compared to $1.5 million for the same period last year. The increase was due primarily to an increase in fee income between the two periods.

  General and administrative expense. G&A for the three months ended March 31, 1996 was $5.7 million compared to $6.6 million for the same period last year. The decrease of $895,000 is the result of a Company- wide cost reduction plan implemented in 1995, which included a 20% staff reduction, a salary and retirement plan freeze, and cutbacks in other operating expenses. The efficiency ratio for the three months ended March 31, 1996 was 66.51% as compared to 90.82% for the three months ended March 31, 1995.

  Other non-interest expense. Other non-interest expense includes provisions for losses on REO and LOCs, as well as operating expenses for real estate operations including gains and losses on the sale of real estate held for sale or acquired through foreclosure. The Company recorded no provision for losses on real estate or LOCs for the three months ended March 31, 1996 because of the reduction in the REO balances as a result of the disposition of assets during the period. This compares with provisions for losses of $1.4 million on real estate and $193,000 for LOCs for the three months ended March 31, 1995. The loss provisions reflect management's ongoing assessment of the real estate and LOC portfolios. Real estate operating expense, net (excluding the provision for losses on real estate), decreased to $528,000 for the three months ended March 31, 1996, as compared to $720,000 for the same period in 1995. The decrease in real estate operating expense is due to a reduction in REO, resulting in lower carrying costs.

  Income taxes (benefit). There was a $2,000 franchise tax for the three months ended March 31, 1996, and no such tax for the three months ended March 31, 1995. There was no income tax as a result of the Company's net operating loss ("NOL") carry forward tax position. At December 31, 1995, the Company had NOLs aggregating approximately $9.7 million for federal income tax purposes and approximately $6.1 million for California franchise tax purposes available to offset taxable income in future tax years. The federal NOLs would expire, if unutilized, in taxable years 2009 and 2010, and the California NOLs would expire in 1999 and 2000. These NOLs could become subject to certain limitations on utilization in the event of accumulations of shares of the Company's Common Stock by 5% or greater shareholders or in the event of certain new issuances of capital stock by the Company. See "Taxation--Federal Taxation--NOLs."


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND
1994.

  General. The Company's net loss decreased by $18.2 million to an $8.1 million loss for the year ended December 31, 1995 from $26.3 million loss for the year ended December 31, 1994. This improvement was primarily due to a decrease in the provision for losses on loans, real estate and LOCs of $8.4 million, an increase in non-interest income of $4.9 million, a decrease in the carrying cost of real estate operations of $1.9 million, a reduction in G&A of $2.9 million, and a reduction in income taxes of $1.0 million.

  Interest income. Interest income increased by $7.7 million, or 13.64%, from $56.5 million in 1994 to $64.2 million in 1995. The increase in interest income was primarily the result of a 63 basis point increase in the average yield on interest-earning assets from 6.77% in 1994, to 7.40% in 1995, and a $33.5 million increase in average interest-earning assets during this period. Interest income from mortgage loans, which accounted for approximately 81.98% of total interest income in 1995, increased by $9.2 million, or 21.27%, due to an increase in the average yield from 6.77% to 7.43%. The increase in average yield of the mortgage loan portfolio was partially the result of a one time recognition of approximately $1.6 million due to the acceleration of recognition of deferred loan fees and the result of adjustable rate loans repricing at higher interest rates during much of 1995. Interest income from MBS declined by $1.4 million, or 21.82%, due to a reduction in the average principal balance on MBS by $31.4 million, or 31.44%, from $99.9 million for the year ended December 31, 1994 to $68.5 million for the year ended December 31, 1995. This decline was partially offset by a 93 basis point increase in the average yield from 6.60% to 7.53%. Interest income on consumer loans increased by $81,000, and interest income on investment securities and cash equivalents decreased $170,000.

  Interest expense. Interest expense increased $8.5 million, or 28.45%, from $29.9 million in 1994 to $38.4 million in 1995. The increase resulted primarily from a 95 basis point increase in the average rate paid on interest-bearing liabilities, from 3.58% in 1994 to 4.53% in 1995. Interest expense for certificates of deposit increased by 107 basis points in the average rate paid, from 4.40% in 1994 to 5.47% in 1995. The average balance of certificates of deposit increased $25.7 million, or 4.98%, from $516.4 million at December 31, 1994 to $542.1 million at December 31, 1995. The increase in interest expense was partially offset by a decline in the average balance of passbook, money market and checking accounts of $40.2 million, or 13.87%, from $289.9 million at December 31, 1994 to $249.7 million at December 31, 1995. The decrease of 14.26% in money market deposits was the result of depositors shifting investments to higher yielding mutual funds and equity markets. In addition, interest expense on average borrowed funds increased by $1.6 million, or 86.84%, in 1995 to $3.4 million as a result of a $25.6 million increase in the average balance of borrowed funds, partially offset by a reduction in the average rate paid on such funds from 6.37% in 1994, to 6.28% in 1995.

  Net interest income. Net interest income decreased by $788,000, or 2.96%, from $26.6 million in 1994 to $25.9 million in 1995. The decrease in net interest income primarily reflects a decline in the Company's average interest rate spread from 3.19% in 1994 to 2.87% in 1995, which is attributable to a more rapid increase in its average cost of interest-bearing liabilities than in the average yield on interest-earning assets between the respective periods, which was partially offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 100.03% in 1994 to 102.62% in 1995.

  Provision for losses on loans. The provision for losses on loans decreased by $4.7 million from $12.7 million for the year ended December 31, 1994 to $7.9 million for the year ended December 31, 1995. This provision, when combined with provisions for losses on real estate and LOCs included in non-interest expense, reflects management's assessment of the risk associated with the loan, real estate and LOC portfolio in consideration of various factors, including declines in the California real estate market, recommendations made by OTS following a regulatory examination, and the levels of the Company's nonperforming and classified assets. Nonaccrual loans net of specific allowances increased from $14.1 million, or 1.77% of total loans, at December 31, 1994, to $17.6 million, or 2.45% of total loans, at December 31, 1995. The increase of $3.5 million was mainly comprised of $1.6 million in one- to four-family loans and $2.1 million of multi-family loans. However, total REO decreased to $26.1 million at December 31, 1995, from $33.0 million at December 31, 1994. Loan, LOC, and real estate charge-offs were $17.8 million for the year ended December 31, 1995, compared to $17.2 million for the year ended December 31, 1994. The allowance for losses on loans and LOCs at December 31, 1995, was $22.2 million, or 2.73% of total loans and LOCs, as compared to $25.8 million, or 2.89% of total loans and LOCs, at December 31, 1994. The allowance for losses on real estate at December 31, 1995, was $9.5 million, or 26.56% of total real estate, as compared to $4.4 million, or 9.59% of total real estate at December 31, 1994.

  Non-interest income. Non-interest income increased by $4.9 million from $6.3 million for the year ended December 31, 1994, to $11.2 million for the year ended December 31, 1995, primarily as a result of a $3.4 million curtailment gain resulting from freezing the employee and director defined benefit plans. LOC fees on tax exempt bond transactions decreased from $1.8 million in 1994 to $1.6 million in 1995. The Company's net gain or loss on sale of loans, investments and MBS increased by $1.9 million from 1994 to 1995. Included in the net gain on sale of loans, investments and MBS was $317,000 on the sale of Federal National Mortgage Association ("FNMA") stock, $395,000 on the sale of Federal Home Loan Mortgage Corporation ("FHLMC") MBS and $680,000 on loan sales and related sales of servicing. Other fee income increased from $4.5 million for 1994 to $4.6 million for 1995, an increase of $111,000. Loan and deposit fees, insurance and securities brokerage commissions, and trustee and escrow fees are included in other fee income. Other income decreased $268,000 from 1994 to 1995.

  Non-interest expense. Non-interest expense decreased by $8.4 million, or 18.44%, from $45.5 million in 1994 to $37.1 million in 1995. Included in this decrease was a reduction in G&A expense of $2.9 million, or 10.70%, from $27.2 million in 1994 to $24.3 million in 1995. This decrease resulted from the company-wide cost cutting measures mentioned above that were implemented in 1995. Compensation and benefit expense decreased $2.1 million, or 15.05%, in 1995, from $14.2 million in 1994 to $12.1 million in 1995, and occupancy and equipment decreased by $1.0 million, or 12.60%, during 1995. Other G&A expense accounts increased by $212,000, or 4.09%, during 1995. The increase in the cost of real estate operations of $1.9 million, or 22.56%, from $8.4 million in 1994 to $10.3 million in 1995 was the result of an increase in the provision for loss on real estate of $3.7 million offset by a reduction in loss on real estate operations, net of $1.8 million. Also included in non-interest expense was a reduction in the provision for losses on LOCs of $7.4 million, or 74.37%, from $9.9 million in 1994 to $2.5 million in 1995. The efficiency ratio for the year ended December 31, 1995 was 72.26% as compared to 82.61% for the year ended December 31, 1994.

  Income taxes (benefit). The effect of income taxes changed by $1.0 million from a $1.2 million provision for the year ended December 31, 1994, to a $124,000 provision for the year ended December 31, 1995. The difference in the income tax amounts reflects the limitation of the recognition of net tax assets to amounts recoverable from NOL carryback at December 31, 1994. Deferred tax assets as of December 31, 1995 and 1994 have been recognized to the extent of the expected reversal of taxable temporary differences and the amount of federal income tax paid in the carryback period which would be available through the carryback of NOLs. The realization of NOL carryforwards is dependent upon the Company's ability to generate future taxable income.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1994 AND
1993.

  General. The Company's net losses increased by $23.1 million during 1994 to a $26.3 million loss for the year ended December 31, 1994 from a $3.2 million loss for the year ended December 31, 1993, due primarily to an increase in the provision for estimated losses on loans, real estate and LOCs of $11.5 million, an increase in the cost of real estate operations of $2.5 million and a reduction in income tax benefits of $4.8 million.

  Interest income. Interest income decreased by $2.9 million, or 4.91%, from $59.4 million in 1994 to $56.5 million in 1995. The decline in interest income was caused primarily by a 41 basis point decline in the average yield on interest-earning assets from 7.18% in 1993 to 6.77% in 1994, which was partially offset by a $7.2 million increase in average interest-earning assets during this period. Interest income from loans, which accounted for approximately 81.97% of total interest income in 1994, decreased by $2.8 million, or 5.80%, due to a decrease in the average yield from 7.52% to 6.77%. The decrease in average yield of the mortgage loan portfolio was the result of ARM loans repricing at lower interest rates and loans refinancing to lower rates during the falling interest rate environment experienced during the first five months of 1994. Interest income also declined as a result of an increase in nonperforming assets from $32.7 million at December 31, 1993, to $47.1 million at December 31, 1994. Interest income on mortgage-backed securities, the average principal balance of which decreased by $10.7 million, or 9.66%, between 1994 and 1993, totaled $6.6 million in 1994, a decrease of $1.0 million, or 12.73%, from 1993. Interest income on investment securities and cash equivalents increased $891,000.

  Interest expense. Interest expense in 1994 decrease by $1.0 million, or 3.24%, from $30.9 million in 1993 to $29.9 million in 1994. The decrease resulted primarily from a 16 basis point reduction in the average rate paid on interest-bearing liabilities from 3.74% in 1993 to 3.58% in 1994. In addition, interest expense on average borrowed funds increased by $1.1 million, or 135.83%, in 1994 to $1.8 million due to a $18.8 million increase in the average balance of borrowed funds, partially offset by a reduction in the average rate paid on such funds from 7.82% in 1993 to 6.37% in 1994. The increase in the average balance of borrowed funds was the result of $55.0 million of additional FHLB advances and $16.4 million of notes payable on revenue bonds in the second half of 1994.

  Net interest income. Net interest income decreased by $1.9 million, or 6.72%, from $28.6 million in 1993 to $26.6 in 1994. The decrease in net interest income primarily reflects a decline in the Company's average interest rate spread from 3.44% in 1993, to 3.19% in 1994, which is attributable to a more rapid decline in the Company's average yield on interest-earning assets than in its average cost of interest-bearing liabilities between the respective periods, and by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 100.25% in 1993 to 100.03% in 1994. ARM loans tied to the 11th District COFI began repricing upward at the end of the third quarter, but more slowly than the Company's cost of funds, resulting in a decrease of the net interest margin.

  Provision for losses on loans. The provision for losses on loans decreased by $339,000 from $13.0 million for the year ended December 31, 1993, to $12.7 million for the year ended December 31, 1994. This provision, when combined with provisions for losses on real estate and LOCs included in non-interest expense, reflects management's assessment of the risk associated with the loan, real estate and LOCs portfolio in consideration of various factors, including the continued declines in the California real estate market, recommendations made by OTS following a regulatory examination, and the increase in the Company's nonperforming and classified assets. Nonaccrual loans net of specific allowances and LOCs decreased from $21.8 million, or 3.20% of total loans and LOCs at December 31, 1993, to $14.1 million, or 1.77% of total loans and LOCs at December 31, 1994. However, REO increased net of specific allowances to $33.0 million at December 31, 1994 from $9.9 million at December 31, 1993. This increase was primarily due to the in-substance foreclosure of three properties securing LOCs for $19.1 million, net of specific valuation allowances, at December 31, 1994. Loan, real estate, and LOCs charge-offs were $17.2 million for the year ended December 31, 1994, compared to $7.6 million for the year ended December 31, 1993. The allowance for losses on loans and LOCs at December 31, 1994, was $25.8 million, or 2.89% of gross loans and LOCs, as compared to $18.0 million, or 2.26% of gross loans and LOCs, at December 31, 1993. The allowance for losses on real estate at December 31, 1994, was $4.4 million or 9.59% of total real estate as compared to $2.1 million, or 8.76%, of total real estate at December 31, 1995.

  Non-interest income. Non-interest income decreased by $609,000 from $6.9 million for the year ended December 31, 1993, to $6.3 million for the year ended December 31, 1994. LOC fees on tax exempt bond transactions decreased from $2.1 million in 1993 to $1.8 million in 1994. There are two components to the LOC fee income generated by the Company on tax exempt bonds, an origination and a guarantee fee. The direct origination costs incurred are credited to operations and the remainder of the origination fee is deferred and amortized over the life of the bond in accordance with SFAS 91. The guarantee fee received is recognized as earned. Although new LOC transactions have declined in recent years, and are now limited to resolution of troubled existing LOC arrangements, the Company expects guarantee fee income to continue to be a source of non-interest income in future periods. Other fee income increased from $4.3 million for 1993 to $4.5 million for 1994, an increase of $171,000 or 3.94%. It includes loan and deposit fees, insurance and securities brokerage commissions, and trustee and escrow fees. The Company's net gain or loss on sale of loans, investments and MBS decreased by $851,000 from 1993 to 1994. Other income increased $366,000 from 1993 to 1994.

  Non-interest expense. Non-interest expense increased by $16.1 million, or 54.76%, from $29.4 million in 1993 to $45.5 million in 1994, primarily because of the increase in the cost of other real estate operations and the provision for estimated losses on real estate and LOCs, which together increased by $14.4 million from $3.9 million for the year ended December 31, 1993, to $18.3 million for the year ended December 31, 1994. Compensation and benefit expense (net of capitalized loan origination costs of $1.3 million for the year ended December 31, 1994, and $1.2 million for the year ended December 31, 1993) increased by $1.7 million, or 13.65%, in 1994, due primarily to a $626,000 expense for the Employee Stock Ownership Plan and the Redlands Federal Bank Recognition and Retention Plan for Officers and Employees and normal salary adjustments. Other general and administrative costs increased $31,000 from 1993 to 1994. The efficiency ratio for the year ended December 31, 1994 was 82.61% as compared to 71.81% for the year ended December 31, 1993.

  Income taxes (benefit). The effect of income taxes (benefit) changed by $4.8 million from a $3.7 million benefit (an effective benefit rate of 53.07%) for the year ended December 31, 1993, to a $1.2 million provision for the year ended December 31, 1994. The difference in the income tax amounts reflects the limitation of the recognition of net tax assets to amounts recoverable from NOL carryback at December 31, 1994. Deferred tax assets as of December 31, 1994 and 1993 have been recognized to the extent of the expected reversal of taxable temporary differences and the amount of federal income tax paid in the carryback period which would be available through the carryback of NOLs. The realization of NOL carryforwards is dependent upon the Company's ability to generate future taxable income.

FINANCIAL CONDITION

  The Company's consolidated assets totaled $858.0 million at March 31, 1996 compared to $871.8 million at December 31, 1995. The decrease in consolidated assets of $13.9 million during the three months ended March 31, 1996 was primarily the result of a net reduction in loans, MBS and REO. Loans receivable, including those held for sale, declined by $10.8 million net for the three months ended March 31, 1996, which consisted primarily of loan originations of $18.2 million and a reduction in the undisbursed portion of construction loans of $5.3 million offset by loan principal payments of $31.3 million and the transfer of loans to REO. MBS increased by $4.4 million net as a result of the acquisition of an LOC related bond for $5.9 million. REO declined by $8.8 million as a result of net sales of $12.8 million offset by net transfers from loans of $4.0 million. The proceeds of these net consolidated asset reductions for the three months ended March 31, 1996 were used to absorb decreases in consolidated liabilities. The decrease in consolidated liabilities primarily consisted of a decline in the deposit base of $6.8 million and a reduction in other borrowed money of $6.6 million. The increase in stockholders' equity for the three months ended March 31, 1996 represented primarily net earnings of $941,000 offset by a change in the unrealized loss on securities available for sale of $879,000.

  The Company's consolidated assets totaled $871.8 million at December 31, 1995 compared to $960.9 million at December 31, 1994. The decrease in consolidated assets of $89.0 million during 1995 is primarily the result of a combined decrease in loans receivable, net and loans held for sale of $50.1 million, a combined decrease in MBS of $27.9 million, and a decrease in net REO and real estate held for sale or investment of $15.0 million. Loans originated and purchased decreased to $114.0 million for the year ended December 31, 1995 compared to $246.0 million for the year ended December 31, 1994. This decrease is the result of a reduction in refinance activity as well as a continuing weak California economy. Net principal repayments on loans and MBS held-to-maturity decreased by $42.6 million to $76.9 million in 1995 from $119.5 million in 1994. This decrease in repayments is the result of a continuing reduction in refinance activity because of the rising rate environment during 1995. Proceeds from sales of loans held-for-sale and MBS available-for-sale and maturities of MBS (net of MBS purchases) was $95.3 million in 1995, an increase of $65.1 million from the 1994 total of $30.2 million. The proceeds of the 1995 reduction in consolidated assets were used to absorb decreases in consolidated liabilities and stockholders' equity. The decrease in consolidated liabilities is primarily the result of the repayment of FHLB advances of $50.0 million, and net deposit outflows of $28.8 million. The decrease in stockholders' equity is primarily attributable to the 1995 loss from operations of $8.1 million.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds are deposits, principal and interest payments on loans and retained earnings and, to a lesser extent, advances from the FHLB. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

  The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5%. The Bank average liquidity ratios were 7.56%, 7.72%, and 6.31% for the three months ended March 31, 1996 and for the years ended December 31, 1995 and December 31, 1994, respectively. The Bank currently attempts to maintain a liquidity ratio as close to the minimum requirements as possible, since loan originations provide both higher interest rates and fee income than is available from liquidity investments.

  The Bank's most liquid assets are cash and short term liquidity investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At March 31, 1996 and at December 31, 1995 and 1994, cash and short-term investments totaled $31.3 million, $31.0 million and $23.1 million, respectively.

  The Bank has other sources of liquidity if a need for additional funds arises. Additional sources of funds include FHLB advances. At March 31, 1996 and at December 31, 1995 and 1994, the Company had $10.0 million, $10.0 million and $60.0 million, respectively, in advances outstanding from the FHLB. See "Business--Sources of Funds--Borrowings." Other sources of liquidity include investment securities maturing within one year.

  At March 31, 1996, the Company had net outstanding loan commitments of $3.2 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments.

                                   BUSINESS

GENERAL

  The Company was incorporated under Delaware law on October 8, 1993, for the purpose of becoming the holding company for the Bank. On April 7, 1994, the Company acquired the Bank as a part of the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Bank is one of the three largest financial institutions headquartered in Southern California's Inland Empire region, a relatively less urban area to the east of Los Angeles comprised of San Bernardino and Riverside counties. During its 106-year history, the Bank has operated as a community-oriented savings institution serving the residential loan and retail deposit needs of the predominantly suburban and rural communities in its market area. At March 31, 1996, the Company had consolidated assets of $858.0 million, deposits of $769.7 million and stockholders' equity of $48.3 million. The Company is subject to regulation as a savings and loan holding company by the OTS. The Bank is subject to regulation by the OTS, the FDIC and, to a more limited extent, by certain other agencies. See "Regulation and Supervision."

  The Company offers a range of consumer financial services to its customers, including retail transaction and term deposits, single-family mortgage loans and consumer loans. The Company's single-family mortgage loan products include adjustable and fixed rate conforming and nonconforming permanent loans, as well as spot construction loans. The Company's consumer loan products, which have to date been offered on a relatively limited basis, include home equity lines of credit, FHA Title I home improvement loans, credit card loans, automobile loans and secured and unsecured personal loans. The Company invests in U.S. government and agency securities, mortgage-backed securities and other investments permitted by federal laws and regulations. The Company also offers insurance and securities brokerage services through a subsidiary of the Bank.

  The Company formerly originated substantial amounts of multi-family residential real estate loans, as well as a lesser amount of loans secured by small commercial and mixed use properties, tract developments and developed and undeveloped land. Due to significant losses in the Company's multi-family loan portfolio resulting from higher defaults and substantial declines in the value of multi-family residential properties during the Southern California recession beginning in 1991, the Company has substantially curtailed its multi-family lending activities, other than in connection with the disposition of problem assets, eliminated tract construction and land lending and limited its commercial lending activities. Multi-family and commercial loans constituted 36.02% of the Company's loan portfolio at March 31, 1996.

MARKET AREA

  The Company's fourteen banking offices are located in Redlands, California and other population centers in the western portions of San Bernardino and Riverside counties that comprise the Inland Empire region of Southern California. Although portions of the region have experienced substantial residential real estate development targeted toward commuters employed in neighboring Los Angeles and Orange counties, the Company's market area remains less urbanized than Los Angeles and Orange counties. The Inland Empire has a diversified economy that includes manufacturing, retail sales and agricultural sectors, as well as employment related to local government, universities and major health care facilities. Transportation (rail and trucking), distribution and related logistics activities are an important part of the current Inland Empire economy and are expected to increase, with the Inland Empire providing a staging area for the shipment of goods between the Pacific Rim and the United States through the ports of Los Angeles and Long Beach, California. According to a recent economic study, the Inland Empire possesses a number of characteristics that make it attractive for business, including the lowest average home prices among major Southern California counties, the lowest industrial space cost, the lowest average pay level and the highest growth in employment at 3.30% in 1995.

  The Company's deposit gathering activities are concentrated in the areas surrounding its home and branch offices. Due to its community and customer service orientation, together with its long history in the Inland Empire, the Bank has developed strong depositor loyalty and significant deposit market shares in the communities it serves. At June 30, 1995, the Company's market share of all bank and thrift institution deposits in San Bernardino and Riverside counties was 5.82% and 2.80%, respectively. Its market share of thrift deposits at that date in nine out of the thirteen communities it serves exceeded 30% and in four of such communities exceeded 70%.

  The Company's lending activities have historically been focused in the communities in which its banking offices are located and adjacent areas, but the Company's lending market has included other areas of Southern California as well, including Los Angeles, Orange and San Diego counties.

LENDING ACTIVITIES

  General. The Company emphasizes the origination of one- to four-family residential loans, including loans secured by existing homes and spot construction loans. Substantially all of the Company's one- to four-family mortgage loans are secured by property located in Southern California. The Company has also historically made various types of consumer loans and intends to expand this activity in the future. Prior to 1993, the Company also originated multi-family residential mortgage loans and, to a lesser extent, tract construction and land development and commercial real estate loans. However, in recent periods, the Company has substantially curtailed the origination of multi-family residential units, eliminated the orgination of tract construction and land development loans and limited the orgination of commercial real estate loans, except in connection with the sale of problem assets. This is due to adverse conditions in the Company's primary lending market which have led to increases in the levels of delinquencies and nonperforming and restructured loans in these portfolios.

  Loan originations for the three months ended March 31, 1996 were $18.2 million compared to $42.1 million for the three months ended March 31, 1995. The reduction in loan originations was a result of increasing interest rates and the Company's business plan to reduce assets and eliminate certain types of loans originated.

  Since 1982, the Company has emphasized the origination of ARM loans for retention in its portfolio in order to increase the percentage of loans with more frequent repricing with most of such loans having rates based on the 11th District COFI, which is comprised of the average cost of funds of all savings institutions that are members of the FHLB of San Francisco. In 1995 the Company also began offering an ARM loan tied to the one year CMT, which responds more quickly to market conditions than the 11th District COFI, which is a lagging index. At March 31, 1996, approximately 90.89% of its total mortgage loan portfolio were ARM loans. To date, the Company has sold most of the fixed rate loans it has originated, although it currently plans to retain a limited amount of its future fixed rate loan production in its portfolio.

  Loan Portfolio Composition. At March 31, 1996, the Company had total loans outstanding of $700.5 million, of which $347.6 million, or 49.63%, were one- to four-family residential mortgage loans and $177.2 million, or 25.30%, were multi-family residential mortgage loans. At that same date, 93.64% of the Company's one- to four-family mortgage loans, 95.92% of its multi-family residential mortgage loans and 90.75% of its other mortgage loans had adjustable interest rates. Further information concerning the composition of the Company's loan portfolio at March 31, 1996 and at the prior dates indicated is set forth in the following table.

                          LOAN PORTFOLIO COMPOSITION

                                                                            AT DECEMBER 31,
                           AT          ---------------------------------------------------------------------------------------------
                     MARCH 31, 1996          1995               1994               1993               1992               1991
                    ------------------ ------------------ ------------------ ------------------ ------------------ -----------------
                              PERCENT            PERCENT            PERCENT            PERCENT            PERCENT           PERCENT
                     AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT   OF TOTAL  AMOUNT  OF TOTAL
                    --------  -------- --------  -------- --------  -------- --------  -------- --------  -------- -------- --------
                                                              (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
One- to four-
 family(1)........  $347,613    49.63% $334,691    46.52% $349,386    43.88% $277,196    40.74% $258,323    38.00% $221,097   36.98%
Multi-family(2)...   177,204    25.30   186,375    25.90   213,057    26.76   220,768    32.45   240,287    35.34   199,137   33.31
Commercial real
 estate...........    75,083    10.72    74,339    10.33    70,963     8.91    72,664    10.68    61,514     9.05    59,932   10.02
Spot
 construction(3)..    30,343     4.33    47,512     6.60    73,688     9.25    28,790     4.23    25,038     3.68    28,878    4.83
Developed lots....    44,509     6.35    47,598     6.62    52,961     6.65    43,571     6.40    38,490     5.66    30,620    5.12
Tract construction
 and land.........     1,053     0.15     2,705     0.38     6,596     0.83     9,690     1.42    29,365     4.32    33,393    5.58
                    --------   ------  --------   ------  --------   ------  --------   ------  --------   ------  --------  ------
  Total mortgage
   loans..........   675,805    96.48   693,220    96.35   766,651    96.28   652,679    95.92   653,017    96.05   573,057   95.84
CONSUMER LOANS....    24,674     3.52    26,287     3.65    29,584     3.72    27,731     4.08    26,866     3.95    24,858    4.16
                    --------   ------  --------   ------  --------   ------  --------   ------  --------   ------  --------  ------
  Total loans.....   700,479   100.00%  719,507   100.00%  796,235   100.00%  680,410   100.00%  679,883   100.00%  597,915  100.00%
                               ======             ======             ======             ======             ======            ======
LESS:
Undistributed
 portion of
 construction
 loans............   (13,125)           (18,467)           (39,801)           (14,617)           (19,472)           (19,465)
Unearned discounts
 and net deferred
 loan origination
 fees.............    (3,127)            (3,311)            (4,428)            (4,750)            (4,849)            (3,449)
Allowance for
 losses on loans..   (12,076)           (14,745)           (18,874)           (15,373)            (7,673)            (4,459)
                    --------           --------           --------           --------           --------           --------
                    $672,151           $682,984           $733,132           $645,670           $647,889           $570,542
                    ========           ========           ========           ========           ========           ========

- --------
(1) Includes loans held for sale.
(2) Excludes LOCs.
(3) Consists of spot construction loans in the construction phase; such loans that are in the permanent loan phase are included in one- to four-family mortgage loans.

  Loan Maturity. The following table shows the maturity of the Company's loans at March 31, 1996. The table does not include principal repayments. Principal repayments on loans totaled $31.3 million for the three-month period ended March 31, 1996 and $91.9 million, $82.6 million, and $125.8 million for the years ended December 31, 1995, 1994 and 1993, respectively.

                                 LOAN MATURITY

                                                           AT MARCH 31, 1996
                         ----------------------------------------------------------------------------------------
                         ONE- TO                                                  TRACT
                          FOUR-     MULTI-                  SPOT     DEVELOPED CONSTRUCTION           TOTAL LOANS
                          FAMILY    FAMILY   COMMERCIAL CONSTRUCTION   LOTS      AND LAND   CONSUMER  RECEIVABLE
                         --------  --------  ---------- ------------ --------- ------------ --------  -----------
                                                              (IN THOUSANDS)
Amount due:
Within one year......... $    881  $  6,637   $ 3,388     $    902    $ 3,927     $  565    $ 8,093    $ 24,393
                         --------  --------   -------     --------    -------     ------    -------    --------
After one year:
  More than one to
   three years..........    3,033     3,878     5,306        1,519      1,187        488      2,524      17,935
  More than three to
   five years...........    1,387     1,087       194          --         276        --       5,798       8,742
  More than five to
   10 years.............    3,493    16,462     4,615          --       4,693        --       1,338      30,601
  More than 10 to
   20 years.............   17,489    20,165    18,629          --      33,604        --       5,901      95,788
  Over 20 years.........  321,330   128,975    42,951       27,922        822        --       1,020     523,020
                         --------  --------   -------     --------    -------     ------    -------    --------
    Total due after one
     year...............  346,732   170,567    71,695       29,441     40,582        488     16,581     676,086
                         --------  --------   -------     --------    -------     ------    -------    --------
Total amount due........  347,613   177,204    75,083       30,343     44,509      1,053     24,674     700,479
Loans in process........   (2,891)      --        --       (10,226)       --         --          (8)    (13,125)
Unearned discounts and
 deferred loan fees
 net....................   (1,157)     (750)     (571)        (256)      (383)        (1)        (9)     (3,127)
Allowance for losses on
 loans..................   (2,360)   (7,016)     (860)        (141)      (822)      (288)      (589)    (12,076)
                         --------  --------   -------     --------    -------     ------    -------    --------
                          341,205   169,438    73,652       19,720     43,304        764     24,068     672,151
                         --------  --------   -------     --------    -------     ------    -------    --------
Loans held for sale.....   (5,568)      --        --           --         --         --         --       (5,568)
                         --------  --------   -------     --------    -------     ------    -------    --------
                         $335,637  $169,438   $73,652     $ 19,720    $43,304     $  764    $24,068    $666,583
                         ========  ========   =======     ========    =======     ======    =======    ========

  The following table sets forth at March 31, 1996, the dollar amount of all loans due after March 31, 1997, and whether such loans have fixed interest rates or adjustable interest rates.

                          LOANS BY INTEREST RATE TYPE

                                                     DUE AFTER MARCH 31, 1997
                                                    ---------------------------
                                                     FIXED  ADJUSTABLE  TOTAL
                                                    ------- ---------- --------
                                                          (IN THOUSANDS)
      Mortgage loans:
        One- to four-family........................ $21,456  $325,276  $346,732
        Multi-family...............................   7,407   163,160   170,567
        Commercial real estate.....................   1,298    70,397    71,695
        Spot construction..........................   1,519    27,922    29,441
        Developed lots.............................   2,087    38,495    40,582
        Tract construction and land................     488       --        488
      Consumer.....................................  12,288     4,293    16,581
                                                    -------  --------  --------
          Total loans.............................. $46,543  $629,543  $676,086
                                                    =======  ========  ========

  The following table sets forth the Company's loan originations, purchases, sales, and principal repayments for the periods indicated:

                                 LOAN ACTIVITY

                          AT OR FOR THE THREE
                             MONTHS ENDED          AT OR FOR THE YEAR ENDED
                               MARCH 31,                 DECEMBER 31,
                          ----------------------  -----------------------------
                            1996         1995       1995      1994      1993
                          ---------    ---------  --------  --------  ---------
                                          (IN THOUSANDS)
Beginning balance
 (gross)................  $ 719,507    $ 796,235  $796,235  $680,410  $ 679,883
Loans originated:(1)
  One- to four-
   family(2)............      8,060       12,324    33,648   124,570     97,909
  Multi-family(3).......      3,300          541     3,088     9,252     13,658
  Commercial real
   estate...............        --         5,695     7,010     1,144      6,838
  Spot construction.....      2,835       14,968    36,725    74,987     29,304
  Developed lots........         65        3,887    10,868    20,621     14,934
  Tract construction and
   land.................        --           --        --      5,130        744
  Consumer..............      3,926        4,731    21,057     9,903      9,557
                          ---------    ---------  --------  --------  ---------
    Total loans
     originated.........     18,186(4)    42,146   112,396   245,607    172,944
Loans purchased.........        --           --      1,585       400        170
                          ---------    ---------  --------  --------  ---------
    Total...............     18,186       42,146   113,981   246,007    173,114
Transfer of loans to
 REO(5).................     (5,444)      (6,949)  (22,124)  (28,971)   (18,733)
Principal repayments....    (31,554)     (19,934)  (91,890)  (82,571)  (127,057)
Sales of loans..........       (216)        (510)  (76,695)  (18,640)   (26,797)
                          ---------    ---------  --------  --------  ---------
Ending balance (gross)..  $ 700,479    $ 810,988  $719,507  $796,235  $ 680,410
                          =========    =========  ========  ========  =========

- --------
(1) Includes loans made to facilitate the sale of real estate.
(2) Includes loans held for sale.
(3) Excludes LOCs.
(4) The decrease in total loans originated for the three-month period ended March 31, 1996 compared to March 31, 1995 was a result of increasing interest rates and the Company's business plan to reduce assets and eliminate certain types of loans originated.
(5) Excludes allowance for losses on loans and unamortized deferred loan fees on loans transferred to REO.

  One- to Four-family Mortgage Lending. The Company offers both fixed rate mortgage loans and ARM loans secured by one- to four-family residences, including, to a limited extent, condominium units, located in the Company's primary market area, with maturities of up to 40 years. Loan originations are primarily obtained through Company employed loan representatives who are compensated on a commission basis, and, to a lesser extent, from wholesale loan brokers. Loan originations that satisfy the Company's underwriting criteria are solicited from existing or past customers, members of the local community and realtors in the Company's market area.

  The Company's policy is to originate one- to four-family residential mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan, or up to 95% of the lower of the appraised value or selling price if private mortgage insurance is obtained. Title and casualty insurance are required on all such loans. Mortgage loans originated by the Company generally include due-on-sale clauses which provide the Company with the contractual right to declare the loan immediately due and payable in the event the borrower transfers ownership of the property without the Company's consent. Due-on-sale clauses are a means of adjusting the rates on the Company's fixed rate mortgage loan portfolio and the Company has generally exercised its rights under these clauses.

  Of the $347.6 million of one- to four-family residential mortgage loans outstanding at March 31, 1996, 6.36% were fixed rate loans and 93.64% were ARM loans. The interest rates for the majority of the Company's ARM loans are indexed to the monthly weighted average 11th District COFI. During 1995, the Company introduced loans tied to the one year CMT, a current rate index. The Company offers a number of ARM loan programs with interest rates which adjust monthly, quarterly, semi-annually or annually. At March 31, 1996, $68.2 million of the Company's one- to four-family ARM loans had payment schedules that permit "negative amortization," that is, a portion of the interest accrued on loans whose interest rates have adjusted upward due to an interest rate index increase are not payable currently (due to monthly payment caps) and are instead added to loan principal. Negative amortization involves a greater risk to the Company because during a period of rising interest rates the loan principal may increase above the amount originally advanced, thereby increasing the Company's risk of loss in the event of default. At March 31, 1996, the aggregate balances of such one- to four-family loans at that date exceeded the original amounts advanced by $290,000. The Company believes that the resulting risk of default is not material due to the underwriting criteria and relatively low loan-to-value ratios applied by the Company in originating such loans, and the stability provided by the payment schedules.

  The Company also originates loans secured by second mortgages on single family residences. At March 31, 1996 the Company had $3.2 million of loans secured by second mortgages on single family residences on which the Company did not also have the first lien mortgage. These second mortgage loans are originated either as fixed rate loans with terms of up to 15 years or as ARM loans which adjust either monthly or semi-annually and have terms of up to 30 years. These loans are generally subject to an 80% combined loan-to-value limitation, including any other outstanding mortgage or lien on the property.

  At March 31, 1996, $11.3 million of the Company's one- to four-family residential mortgage loans were nonaccrual as compared to $8.8 million at December 31, 1995 and $7.3 million at December 31, 1994. One- to four-family REO at March 31, 1996 amounted to $5.1 million, compared to $5.4 million at December 31, 1995 and $4.5 million at December 31, 1994. See "--Asset Quality--Nonperforming Assets."

  Multi-family Lending; LOCs. The Company formerly originated multi-family mortgage loans generally secured by apartment complexes located in Southern California. Of the $177.2 million of multi-family mortgage loans outstanding at March 31, 1996, 4.18% were fixed rate loans and 95.82% were ARM loans, $114.9 million, or 67.67%, of the ARM loans had payment schedules that permit negative amortization, although none of these loans currently have loan balances exceeding the original amounts advanced. Since 1993, the Company has substantially curtailed the origination of multi-family loans, except in connection with the sale of problem assets. This action was taken as a result of adverse market conditions that have led to increases in the level of delinquencies, nonperforming and restructured loans in this portfolio. At March 31, 1996, $170.8 million, or 96.40%, of the multi-family mortgage loan portfolio had been originated prior to January 1, 1995, and 106 loans with an outstanding balance of $69.3 million, and 159 loans with an outstanding balance of $96.1 million, had been originated in the periods from 1989 through 1993 and 1971 through 1988, respectively.

  In reaching its decision on whether to make a multi-family loan, the Company considers the qualifications of the borrower as well as the underlying security, including the net operating income of the mortgaged premises before debt service and depreciation; the debt service coverage ratio (the ratio of such net operating income to required principal and interest payments); and the ratio of the loan amount to appraised value. Pursuant to the Company's underwriting policies, a multi-family mortgage loan may only be made in an amount up to 70% (85% on the sale of REO) of the lesser of the appraised value or sales price of the underlying property and the Company generally requires a debt service coverage ratio of 1.2x. Properties securing a loan are appraised by a licensed appraiser. Title and casualty insurance are required on all loans.

  When evaluating the qualifications of the borrower for a multi-family loan, the Company considers the financial resources and income level of the borrower, the borrower's experience in owning or managing similar properties, and the Company's lending experience with the borrower. The Company's underwriting policies require that the borrower be able to demonstrate strong management skills and the ability to maintain the property from current rental income. The borrower must also present evidence of the ability to repay the loan and a history of making mortgage payments on a timely basis. In making its assessment of the creditworthiness of the borrower, the Company generally reviews the financial statements, employment and credit history of the borrower, as well as other related documentation. The Company's largest credit exposure at March 31, 1996 relates to $16.3 million of loans underlying County of San Bernardino bonds owned by the Company totalling $25.5 million. The Company's largest multi-family loan at March 31, 1996, had an outstanding balance of $5.0 million and is secured by an apartment complex located in Rancho Cucamonga. The average outstanding multi-family loan balance at March 31, 1996, excluding LOCs, was $605,000. At March 31, 1996, the multi-family loan portfolio consisted of 293 loans with an aggregate outstanding balance of $177.2 million, or 25.70% of total loans. Of this amount, $521,000, or 0.29% of the multi-family loan portfolio, was nonaccrual, as compared to $6.1 million, or 3.28% of the multi-family loan portfolio, at December 31, 1995, and $4.0 million, or 1.87% of the multi-family loan portfolio, at December 31, 1994. Multi-family REO amounted to $8.2 million, $17.8 million and $23.3 million at March 31, 1996, and at December 31, 1995 and 1994, respectively. See "--Asset Quality--Nonperforming Assets."

  Loans secured by apartment buildings and other multi-family residential properties are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family properties are often dependent on successful operation or management of the security properties, repayment of such loans may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Company seeks to minimize these risks through its underwriting policies, which require such loans to be qualified at origination on the basis of the property's income and debt service coverage ratio. In addition, higher market interest rates could cause an increase in the Company's nonperforming multi-family loans to the extent that borrowers are unable to pay higher interest rates on adjustable rate loans. Many of the Company's multi-family loans currently have marginal debt service coverage ratios due to vacancies and the inability of landlords to increase rental rates in the current economic environment.

  From 1982 through 1993, a significant business activity for the Company involved the issuance of direct pay LOCs for the purpose of providing assurance to bondholders of the payment of principal and interest on tax-exempt bonds issued to finance the acquisition or development of multi-family housing. Under the terms of the related bond financing, up to 25% of the units in the multi-family project must typically be reserved for low and moderate income rental purposes, although in some cases a greater percentage is required to be so reserved. In most of these transactions, the FHLB issues a stand by letter of credit securing the Company's LOC and the Company pledges unrelated loans and MBS in an amount sufficient to secure the Company's obligation to reimburse the FHLB in the event of any draw on the FHLB's letter of credit. Because of the direct pay nature of the Company's LOCs in these transactions, the Company must make all payments on the related bonds as such payments become due, including regular interest payments and payments of principal due at maturity or upon default, and then obtain reimbursement for such payments from the payments required to be made by the owners of the related multi-family housing projects on the mortgage loans underlying the bonds. In the event that the borrower fails to perform its reimbursement obligations, the Company may, among other things, foreclose on the project. Such foreclosure may generally be accomplished without causing a default on the related issue of bonds, with the result that the benefit of any favorable financing represented by the interest rate on the bonds may, in effect, be made available to a subsequent purchaser of the multi-family project from the Company after such foreclosure. The term "LOC" is used herein to refer to the letter of credit issued by the Company, the related mortgage or deed of trust taken by the Company as security for the reimbursement obligations of its LOC account party (i.e., the developer or owner of the project) and all related rights. The Company has discontinued issuing any new LOCs, except on the sale of existing LOC properties foreclosed on by the Company or the restructuring of existing loans.

  The Company typically received an origination fee of between 1% and 2% of the amount of its LOC when issued and a fixed annual fee of between 1.30% and 2.00% for each year in which the related bond is outstanding.

  The LOCs are not reflected on the Company's statement of financial condition unless the properties securing the LOCs are either foreclosed upon by the Company or treated as in-substance foreclosures. Upon foreclosure or in-substance foreclosure, the foreclosed property is included in the Company's recorded assets at its fair value and the related tax-exempt bond financing supported by the Company's LOC is concurrently included in the Company's recorded liabilities.

  The credit risks to the Company posed by an LOC include risks identical to those that would be involved if the Company had made a conventional multi-family loan in the amount of the LOC. LOCs may also involve certain prepayment risks not directly related to the economic viability or value of the related multi-family property. Failure of the project owner to comply with the low and moderate income set aside requirements could result in default and acceleration of the maturity of the related bond financing. In addition, most of the LOCs were issued in connection with variable rate bond financings in which individual bondholders may "put" their bonds back to the issuer on seven days' advance notice, in which event the bonds must either be remarketed to new holders within the seven-day notice period by the firm engaged for such purpose (which is not the Company) pursuant to the LOC arrangements or prepaid. If the project owner is not able to pay the amounts required in the event of either acceleration of the bonds on default or required prepayment on failure of the remarketing mechanism, the Company would be required to rely on its mortgage security to obtain reimbursement of the bond principal and interest amounts paid by it under its direct pay LOCs. A specialized firm is engaged with respect to each LOC project to monitor compliance with the low and moderate income set aside requirements of the related bond financing and the Company has not to date experienced any bond defaults resulting from such requirements, nor has it experienced any instance of required bond prepayments resulting from failure of bond remarketing activities.

  The Company applies the same underwriting criteria to the LOCs as to multi-family loans. As with conventional multi-family loans, the performance of the LOCs has been adversely affected by the recessionary economic conditions in the Company's primary market area. However, because the LOCs carry significantly lower interest rates than conventional multi-family loans, the amount of net operating income required to service the LOCs is correspondingly less than for conventional multi-family loans. In accordance with generally accepted accounting principles and applicable regulatory requirements, the economic benefit of such financing as compared with normal financing costs (the "bond enhancement value") is taken into account, to the extent it will remain outstanding, in determining the fair value of the LOC arrangement at the time of foreclosure or in-substance foreclosure.

  At March 31, 1996, 21 LOCs in the aggregate amount of $118.2 million were outstanding. One LOC in the amount of $4.0 million, net of specific valuation allowances, was considered in-substance foreclosed at March 31, 1996. LOCs are considered in-substance foreclosed when the Company has possession (including through a receiver) of the underlying collateral, but not the legal title. An allowance for losses on the Company's LOCs in the amount of $6.9 million was included in other liabilities at March 31, 1996. Since the inception of the LOC program in 1985, the Company has identified losses in the amount of $14.3 million, or 25.02% of LOCs that have been nonperforming in the past, or 11.20% of the aggregate original amount of LOCs.

  Commercial Real Estate Lending. The Company has historically originated commercial real estate loans that are generally secured by properties used for business purposes such as skilled nursing care facilities and small office buildings located in the Company's primary market area. Of the $75.1 million of commercial loans outstanding at March 31, 1996, 5.96% were fixed rate loans and 94.04% were ARM loans. $25.9 million, or 36.68%, of the ARM loans had payment schedules that permit negative amortization, although none of these loans currently have loan balances exceeding the original amounts advanced. Due to adverse market conditions, the Company has limited the origination of commercial real estate loans, except in connection with the sale of problem assets. See "--General." The Company's underwriting procedures provide that commercial real estate loans may be made in amounts up to 75% of the lesser of the appraised value or the sales price of the property. These loans may be made with terms of up to 30 years and are indexed to the 11th District COFI or the one year CMT. The Company's underwriting standards and procedures for commercial loans are similar to those applicable to its multi-family loans, under which the Company considers the net operating income of the property and the borrower's expertise, credit history and profitability. The Company has generally required that the properties securing commercial real estate loans have debt service coverage ratios of at least 1.2x. The largest commercial real estate loan in the Company's portfolio at March 31, 1996, had an outstanding balance of $5.7 million and is secured by a commercial office building located in Redlands, California. The average outstanding loan balance of commercial real estate loans at March 31, 1996, was $381,000. At March 31, 1996, the commercial real estate loan portfolio consisted of 197 loans with an aggregate outstanding balance of $75.1 million, or 10.72% of total loans. Of this amount, none was nonaccrual, compared to $223,000, or 0.30%, at December 31, 1995 and to $113,000, or 0.16%, at December 31, 1994. Commercial REO amounted to $513,000, $536,000 and $209,000 at March 31, 1996, and at December 31, 1995 and 1994, respectively. See "--Asset Quality--Nonperforming Assets."

  Loans secured by commercial real estate, like multi-family loans, are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate are often dependent on successful operation or management of the properties, repayment of such loans may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. The Company seeks to minimize these risks through its underwriting standards, which require such loans to be qualified on the basis of the property's income and debt service coverage ratio.

  Spot Construction Loans. The Company originates spot construction loans to individuals who intend to occupy the home upon completion as their primary residence. The properties securing such loans are spread out geographically throughout the Company's market area, and thus avoid or reduce most of the risks associated with large tract construction loans. These loans typically have a construction term of twelve months and at the completion of the construction phase automatically convert to an adjustable rate permanent mortgage loan. When these loans are converted to permanent mortgage loans they are reclassified as one- to four-family residential mortgage loans. At
March 31, 1996, $71.8 million of the $347.6 million of one- to four-family residential mortgage loans were spot construction loans that had converted to the permanent loan phase.

  The Company's policies provide that spot construction loans may be made in amounts up to 80% of the appraised (as built) value, with a minimum of a 20% cash investment by the borrower in the property. As part of the loan approval process, Company personnel with relevant construction experience review the borrower's proposed construction costs. The Company requires that any excess of its construction cost estimates over 80% of the appraised value be paid by the borrower in cash at the origination of the loan. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. At March 31, 1996, the Company had $30.3 million of spot construction loans, or 4.33% of the Company's total loan portfolio. At March 31, 1996 and December 31, 1995, only one spot construction loan, for $418,000, was nonaccrual compared to none at December 31, 1994. No spot construction loans were included in REO at March 31, 1996, or at December 31, 1995 or 1994. See "-- Asset Quality--Nonperforming Assets."

  Developed Lot Loans. At March 31, 1996, the Company had $44.5 million of developed lot loans, comprising 6.35% of total loans. These are loans made to individual borrowers secured by developed building lots, typically intended for future construction of a home, rather than bulk loans to builders to finance the builders' lot inventories. Of the Company's developed lot loans, $719,000, or 1.62%, were nonaccrual at March 31, 1996, as compared to $1.0 million, or 2.18% of such loans, at December 31, 1995, and $2.3 million, or 4.30% of such loans, at December 31, 1994. Developed lots in the amount of $2.3 million, $1.8 million and $1.0 million were classified REO at March 31, 1996 and at December 31, 1995, and 1994, respectively. See "--Asset Quality-- Nonperforming Assets." The Company has discontinued this line of lending, except in connection with the disposition of problem assets.

  Tract Construction and Land Development Lending. At March 31, 1996, the Company had remaining loans of $1.1 million, or 0.15% of total loans at that date, in the category of tract construction and land development loans (none of which were tract construction at such date) compared to $2.7 million, or 0.38% of total loans, at December 31, 1995, and $7.5 million, or 0.94% of total loans, at December 31, 1994. At March 31, 1996, $565,000, or 53.66%, of
the Company's tract construction and land loans were nonaccrual, compared to $581,000, or 21.48%, at December 31, 1995 and none at December 31, 1994. Tract construction and land loans classified as REO amounted to $667,000, $463,000 and $3.9 million at March 31, 1996 and at December 31, 1995, and 1994, respectively. See "--Asset Quality--Nonperforming Assets."

  Consumer Loans. The Company also offers loans in the form of home equity lines of credit and FHA Title I home improvement loans (both of which are secured by single-family residences), mobile home loans, new and used auto and recreational vehicle loans and secured and unsecured personal loans. FHA Title I home improvement loans are insured by the FHA up to 90% of the original loan balance, subject to certain per lender limitations based on the aggregate amounts of such loans made, and insured losses incurred, by the individual lending institution. The Company also currently offers credit cards that are underwritten and owned by the Company. The Company has engaged a specialized servicing firm to manage its credit card portfolio, including billing and collection of delinquent accounts. As of March 31, 1996, consumer loans totaled $24.7 million, or 3.52% of the Company's total loan portfolio. Except for equity lines of credit, consumer loans are offered primarily on a fixed rate, short term basis. The underwriting standards employed by the Company for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the borrower's ability to meet payments on the proposed loan along with the borrower's existing obligations. In addition to the creditworthiness of the applicant, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. The Company's consumer loans tend to have higher risk of default than one- to four-family mortgage loans. The level of delinquencies of 90 days or more in the Company's consumer loan portfolio was $293,000, or approximately 1.19% of the consumer loan portfolio, at March 31, 1996, compared to $413,000 at December 31, 1995 and $476,000 at December 31, 1994. Consumer loan REO was $44,000 at March 31, 1996, $43,000 at December 31, 1995 and $62,000 at December 31, 1994. See "--Asset Quality--Nonperforming Assets."

  Loan Approval Procedures and Authority. The Board of Directors authorizes and may limit the lending activity of the Company. Management of the Company has established a loan committee comprised of the Chief Executive Officer, the Chief Operating Officer, the Senior Vice President-Chief Lending Officer, and two other loan officers. The Board of Directors has authorized the following persons to approve mortgage loans up to the amounts indicated: conforming mortgage loans up to the FHLMC and FNMA secondary market purchase limit, which currently is $207,000, may be approved by any member of the loan committee or designated staff members; nonconforming mortgage loans in amounts of $400,000 and below may be approved by any two members of the loan committee; and mortgage loans in excess of $400,000 and up to $2.0 million require the approval of three members of the loan committee, one of whom must be the Chief Lending Officer or the Chief Executive Officer. The approval of the loan committee of the Board of Directors or the full Board of Directors is required for mortgage loans in excess of $2.0 million and below $5.0 million. Any loan in excess of $5.0 million requires the approval of the full Board of Directors.

  Mortgage-backed Securities. The Company invests in MBS and utilizes such securities to complement its mortgage lending activities. At March 31, 1996, MBS totaled $56.5 million, or 6.59% of total assets. Included in this amount is a San Bernardino County tax exempt pass-through bond relating to multi-family residential properties with an original principal amount of $38.2 million. The Company originated the loans securing the bonds, and subsequently purchased all of the bonds. The remaining principal amount at March 31, 1996 was $25.5 million. Also included in held-to-maturity MBS at that date is $5.9 million relating to the acquisition of an LOC bond. The balance of MBS are categorized as available-for-sale investments, including $20.2 million of Government National Mortgage Association ("GNMA") certificates and $4.8 million of FHLMC certificates. The market value of all MBS totaled approximately $55.9 million at March 31, 1996 and the MBS portfolio had a weighted average yield of 7.33% at that date. The MBS portfolio at March 31, 1996 consisted of $48.4 million of fixed rate securities and $8.1 million of adjustable rate securities. Investments in MBS involve risks that actual prepayments may exceed the estimates used at the time of purchase of the prepayments that will be experienced over the life of the security, which may result in a loss of any premium paid for such instruments and thereby reduce the net yield on such securities. If interest rates increase, the market value of such securities may be adversely affected.

  The following table sets forth the composition of the Company's MBS portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

                     MORTGAGE-BACKED SECURITIES PORTFOLIO

                                                                 AT DECEMBER 31,
                                            ---------------------------------------------------------
                         AT MARCH 31, 1996         1995               1994               1993
                         ------------------ ------------------ ------------------ -------------------
                                 PERCENT OF         PERCENT OF         PERCENT OF          PERCENT OF
                         AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL     AMOUNT    TOTAL
                         ------- ---------- ------- ---------- ------- ---------- -------- ----------
                                                    (DOLLARS IN THOUSANDS)
Held-to-maturity:
 GNMA certificates......     --       --        --       --    $ 1,296     1.62%       --       --
 FHLMC certificates.....     --       --        --       --     32,778    40.99   $ 43,688    39.72%
 San Bernardino County
  bond.................. $25,544    45.21%  $25,615    49.15%   30,698    38.39     36,771    33.43
 Indio Mortgage Revenue
  bond..................   5,950    10.53       --       --        --       --         --       --
                         -------   ------   -------   ------   -------   ------   --------   ------
                          31,494    55.74    25,615    49.15    64,772    81.00     80,459    73.15
                         -------   ------   -------   ------   -------   ------   --------   ------
Available-for-sale:
 GNMA certificates......  20,160    35.68    21,098    40.48    11,589    14.49     24,642    22.41
 FHLMC certificates.....   4,845     8.58     5,403    10.37       --       --         596     0.54
 FNMA certificates......     --       --        --       --      3,610     4.51      4,285     3.90
                         -------   ------   -------   ------   -------   ------   --------   ------
                          25,005    44.26    26,501    50.85    15,199    19.00     29,523    26.85
                         -------   ------   -------   ------   -------   ------   --------   ------
                         $56,499   100.00%  $52,116   100.00%  $79,971   100.00%  $109,982   100.00%
                         =======   ======   =======   ======   =======   ======   ========   ======

  The following table sets forth the Company's MBS purchases and repayment experience (including prepayments) for the periods indicated.

              MORTGAGE-BACKED SECURITIES PURCHASES AND REPAYMENTS

                                 AT OR FOR THE
                                 THREE MONTHS         AT OR FOR THE YEAR
                                ENDED MARCH 31,       ENDED DECEMBER 31,
                                ----------------  ----------------------------
                                 1996     1995      1995      1994      1993
                                -------  -------  --------  --------  --------
                                              (IN THOUSANDS)
MBS:
At beginning of period......... $52,116  $79,971  $ 79,971  $109,982  $100,771
 MBS purchased.................   5,950      --     21,053       --     29,276
 Principal repayments and
  sales........................  (1,567)  (1,350)  (48,908)  (30,011)  (20,065)
                                -------  -------  --------  --------  --------
 At end of period.............. $56,499  $78,621  $ 52,116  $ 79,971  $109,982
                                =======  =======  ========  ========  ========

ASSET QUALITY

  Collection Procedures. The Company's collection procedures for mortgage loans with principal balances of less than $500,000 secured by property consisting of one- to four-family residential units include sending a 30-day notice of intent to foreclose to the borrower on the day after the expiration of the payment grace period, which is between 10 and 15 days after a payment due date depending on the type of property. If the notice of intent expires and the borrower has made no arrangements to bring the loan current, a notice of default is sent to the borrower. The notice of default allows the borrower to reinstate the loan during a 90-day period. If the borrower does not reinstate the loan, a foreclosure sale will generally be held 30 to 45 days after the expiration of the notice of default.

  Experienced asset managers employed by the Company handle collections for loans having balances of $500,000 or more or that are secured by income property consisting of 5 or more units. The Company typically seeks to have a receiver appointed to collect rents and manage the property as soon as possible after a loan becomes delinquent if the borrower is not cooperative or in the best judgment of management future collection of any unpaid amounts is believed to be in jeopardy.

  The Company conducts an appraisal or other determination of the value of foreclosed properties at the time the Company acquires title or when the properties are deemed to be in-substance foreclosures, and transfers the loan to REO at fair value. The Company generally conducts external inspections on foreclosed properties on at least a quarterly basis to determine if an adjustment to the carrying value is required.

  Delinquent Loans. At March 31, 1996 and at December 31, 1995, 1994, and 1993, delinquencies in the Company's loan portfolio were as follows:

                               DELINQUENT LOANS

                                         AT MARCH 31,
                                             1996
                               ---------------------------------
                                  60-89 DAYS    90 DAYS OR MORE
                               ---------------- ----------------
                                      PRINCIPAL        PRINCIPAL
                               NUMBER  BALANCE  NUMBER  BALANCE
                               ------ --------- ------ ---------
                                   (DOLLARS IN THOUSANDS)
One- to four-family...........     3    $  90      67    $11,329
Multi-family..................    --      --        2        521
Commercial real estate........    --      --       --        --
Spot construction.............    --      --        1        418
Developed lots................    --      --       10        719
Tract construction and land...    --      --        2        565
Consumer......................    21       49      99        293
                                 ---     ----     ---    -------
 Total........................    24     $139     181    $13,845
                                 ===     ====     ===    =======
Delinquent loans to total
 loans, net of specific
 allowances...................           0.02%              1.98%
                                         ====            =======

                                                                       AT DECEMBER 31,
                              -----------------------------------------------------------------------------------------------------
                                           1995                              1994                              1993
                              --------------------------------- --------------------------------- ---------------------------------
                                 60-89 DAYS    90 DAYS OR MORE     60-89 DAYS    90 DAYS OR MORE     60-89 DAYS    90 DAYS OR MORE
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
                                     PRINCIPAL        PRINCIPAL        PRINCIPAL        PRINCIPAL        PRINCIPAL        PRINCIPAL
                              NUMBER  BALANCE  NUMBER  BALANCE  NUMBER  BALANCE  NUMBER  BALANCE  NUMBER  BALANCE  NUMBER  BALANCE
                              ------ --------- ------ --------- ------ --------- ------ --------- ------ --------- ------ ---------
                                                                     (DOLLARS IN THOUSANDS)
One- to four-family...........    5    $  722     49    $ 8,818    15    $1,626     58    $ 7,255    18    $2,092     47   $10,282
Multi-family..................   --       --       7      6,115     2       205      9      3,980     1       208     20     9,857
Commercial real estate........   --       --       1        223    --       --       1        113    --       --       2     1,070
Spot construction.............   --       --       1        418    --       --      --        --     --       --      --       --
Developed lots................    4       242     14      1,036    --       --      16      2,278     2       142      8     1,220
Tract construction and land...    2       182      4        581    --       --      --        --      1       306      3       200
Consumer......................   40        74     94        413    39       122    138        476    55       193     14       120
                                ---    ------    ---    -------   ---    ------    ---    -------   ---    ------    ---   -------
 Total........................   51    $1,220    170    $17,604    56    $1,953    222    $14,102    77    $2,941     94   $22,749
                                ===    ======    ===    =======   ===    ======    ===    =======   ===    ======    ===   =======
Delinquent loans to total
 loans, net of specific
 allowances...................           0.17%             2.46%           0.25%             1.78%           0.44%            3.37%
                                       ======           =======          ======           =======          ======          =======

  Nonperforming Assets. Nonperforming assets consist of nonaccrual loans and REO, and exclude restructured loans which were performing in accordance with their restructured terms. Loans are placed on nonaccrual status when they become contractually delinquent more than 90 days or are specifically identified by management as nonaccrual. Loans over $500,000 are placed on nonaccrual status when they become contractually delinquent more than 60 days. Management also places certain loans on nonaccrual status whenever available information indicates that the borrower will not be repaying the loan in accordance with its terms. Uncollected interest on nonaccrual loans is excluded from interest income and accrued interest receivable and subsequently recognized in the period when loan principal and interest is paid current. Primarily as a result of recessionary economic conditions in the Company's Southern California market area, which have had an adverse impact upon the Company's multi-family, commercial real estate, developed lot, tract construction and land development loan portfolios, the Company experienced significant increases in the level of its nonperforming assets in the period from 1992 through 1995. As part of the management's strategy developed in response to these prevailing economic conditions, the Company has reduced the level of its nonperforming assets by working with borrowers to restore nonaccrual loans to performing status where possible, by foreclosing upon security property where workouts are determined to be impracticable and by selling existing REO. Additionally, in 1995 the Company conducted a bulk sale of nonperforming assets for net proceeds of $7.2 million. Through these efforts, the Company has substantially reduced the amounts of its nonperforming assets, and the Company intends to continue to aggressively pursue reduction in the level of its nonperforming assets. However, the level of such nonperforming assets will continue to be affected by regional economic and real estate market conditions beyond the Company's control. To the extent that economic and real estate market conditions deteriorate, the Company could experience increases in the levels of nonperforming assets.

  The interest income that would have been received on the Company's nonaccrual loans for the three month period ended March 31, 1996 and for the years ended December 31, 1995, 1994, and 1993, if such loans had been performing in accordance with their terms, was $253,000, $1.4 million, $1.1 million and $1.8 million, respectively. The interest income that was actually recorded for such loans for such periods was $64,000, $955,000, $623,000, and $809,000, respectively.

  The Company's ratios of nonaccrual loans to total loans and net nonperforming assets to total assets and LOCs was 1.98% and 3.21%, respectively, at March 31, 1996 as compared to 2.45% and 4.53%, respectively, at December 31, 1995 and 1.77% and 4.46%, respectively, at December 31, 1994.

  The following table sets forth information regarding nonperforming assets. The table excludes restructured loans that have been performing in accordance with their restructured terms.

                             NONPERFORMING ASSETS

                           AT MARCH 31,                 AT DECEMBER 31,
                          ----------------  -------------------------------------------
                           1996     1995     1995     1994     1993     1992     1991
                          -------  -------  -------  -------  -------  -------  -------
                                          (DOLLARS IN THOUSANDS)
NONPERFORMING ASSETS:
NONACCRUAL LOANS:
 One- to four-family....  $11,329  $ 6,716  $ 8,818  $ 7,255  $10,282  $ 2,784  $ 3,772
 Multi-family...........      521    2,135    6,115    3,980    9,857    9,809    5,510
 Commercial real es-
  tate..................      --       113      223      113    1,070    2,241      725
 Spot construction......      418      --       418      --       --       --       --
 Developed lots.........      719    1,724    1,036    2,278    1,220      423       43
 Tract construction and
  land..................      565      --       581      --       200    3,232    1,131
 Consumer...............      293      388      413      476      120      118      143
                          -------  -------  -------  -------  -------  -------  -------
  Total nonaccrual
   loans................   13,845   11,076   17,604   14,102   22,749   18,607   11,324
                          -------  -------  -------  -------  -------  -------  -------
REO (1):
 One- to four-family....    5,145    3,939    5,393    4,487    1,212      887      139
 Multi-family (2).......    8,233   29,103   17,807   22,981    2,050   10,048    9,792
 Commercial real es-
  tate..................      513      538      536      209      799      --       --
 Developed lots.........    2,296      972    1,836      842      259      --       --
 Tract construction and
  land..................      667    4,414      463    4,447    5,574    3,536    3,726
 Consumer...............       44       76       43       62       53      --       --
                          -------  -------  -------  -------  -------  -------  -------
  Total real estate
   (2)..................   16,898   39,042   26,078   33,028    9,947   14,471   13,657
                          -------  -------  -------  -------  -------  -------  -------
Total nonperforming as-
 sets...................  $30,743  $50,118  $43,682  $47,130  $32,696  $33,078  $24,981
                          =======  =======  =======  =======  =======  =======  =======
Nonaccrual loans to to-
 tal loans..............     1.98%    1.37%    2.45%    1.77%    3.34%    2.74%    1.89%
Nonperforming assets to
 total assets and LOCs..     3.21     4.70     4.53     4.46     3.17     3.18     2.62

- --------
(1) Does not include the effect of GVAs of $1,133, $2,224, $1,518, $1,987, $517, $0, and $0 for the three-month periods ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
(2) Includes properties securing LOCs acquired through foreclosure.

  Restructured Loans. Restructured loans, net of specific valuation allowances, that are performing in accordance with their restructured terms are not included in nonperforming assets. At March 31, 1996, there were $9.0 million in restructured loans. The amount of interest income received on restructured loans during the three-month periods ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993 was $170,000, $293,000, $500,000, $1.2 million and $468,000, respectively. The amount of interest income that would have been recorded for such loans had they been performing in accordance with their original terms for such periods was $199,000, $278,000, $580,000, $1.3 million and $474,000, respectively. The following table sets forth information regarding restructured loans.

                              RESTRUCTURED LOANS

                                                                   AT
                                                  AT          DECEMBER 31,
                                               MARCH 31, ----------------------
                                                 1996     1995   1994    1993
                                               --------- ------ ------- -------
                                                        (IN THOUSANDS)
      Multi-family............................  $8,559   $6,400 $18,531 $ 9,215
      Commercial..............................     --       --    1,819   1,905
      Developed lots..........................     --       --      117     155
      Tract construction and land.............     423      488     --      --
                                                ------   ------ ------- -------
        Total loans...........................  $8,982   $6,888 $20,467 $11,275
                                                ======   ====== ======= =======

  Classified Assets. Federal regulations and the Company's asset classification policy provide for the classification of loans and other assets that are considered to be inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but do possess weaknesses are required to be designated "Special Mention" by management. All nonperforming assets are included in classified assets.

  When an insured institution classifies one or more assets, or portions thereof, as Substandard or Doubtful, it is required to establish a GVA for loan losses in an amount deemed prudent by management. GVAs represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as Loss, it is required either to establish a specific allowance for losses equal to 100% of the difference between the book value and fair value of the asset so classified or to charge off such amount. The Company uses Doubtful as a temporary classification until sufficient information becomes available to enable the Company to classify an asset as Substandard or Loss. A management Internal Asset Review Committee meets monthly and the Asset Classification Committee of the Board of Directors meets quarterly to review problem loans and classified assets. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can require a different classification and order the establishment of additional general or specific loss allowances.

  At March 31, 1996, the Company had 162 loans totaling $22.8 million classified as Substandard, as compared to $25.0 million at December 31, 1995 and $49.2 million at December 31, 1994. The largest loan or LOC classified as Substandard at March 31, 1996 was an LOC in the amount of $8.5 million, with $7.5 million classified as Substandard and $1.0 million classified as Loss, which is secured by a 280 unit apartment complex located in Fontana, California. In May 1996 the Company increased the specific valuation allowance to $1.5 million. The largest REO (which was an in-substance foreclosure) was $4.0 million. At March 31, 1996, the Company also had 52 loans and 4 LOCs, designated as Special Mention, totaling $59.7 as compared to $45.4 million so categorized at December 31, 1995 and $46.6 million so categorized at December 31, 1994. The largest loan or LOC designated as Special Mention was an LOC with a balance of $5.5 million at March 31, 1996, and secured by a 140 unit apartment complex located in Moreno Valley, California. The majority of the loans or LOCs designated as Special Mention are current but are so identified because of past delinquencies or restructuring and are being monitored for the possibility of future upgrading. $280,000 of real estate held for sale was classified as Substandard and $172,000 was classified as Loss at March 31, 1996 and December 31, 1995, as compared to $6.8 million classified as Substandard and none classified as Loss at December 31, 1994. No real estate held for sale was designated as Special Mention at March 31, 1996 or at December 31, 1995 or 1994.

  The following table sets forth at March 31, 1996 and at December 31, 1995, 1994 and 1993, the Company's aggregate reported value of assets and LOCs classified as Substandard, Doubtful or Loss. No loans were classified as Doubtful at December 31, 1995 or 1993.

                               CLASSIFIED ASSETS

                                                                                        AT DECEMBER 31,
                                                               ------------------------------------------------------------------
                                AT MARCH 31, 1996                     1995                    1994                    1993
                    ------------------------------------------ ------------------- --------------------------- ------------------
                     SUBSTANDARD     DOUBTFUL        LOSS      SUBSTANDARD  LOSS   SUBSTANDARD DOUBTFUL  LOSS  SUBSTANDARD  LOSS
                    -------------- ------------- ------------- ----------- ------- ----------- -------- ------ ----------- ------
                    NUMBER AMOUNT  NUMBER AMOUNT NUMBER AMOUNT   AMOUNT    AMOUNT    AMOUNT     AMOUNT  AMOUNT   AMOUNT    AMOUNT
                    ------ ------- ------ ------ ------ ------ ----------- ------- ----------- -------- ------ ----------- ------
                                                               (DOLLARS IN THOUSANDS)
LOANS:
 One- to four-
 family...........    76   $13,416  --      --    --       --    $ 6,790       --   $  9,242     $ 44   $  293   $10,564   $   29
 Multi-family.....    10     6,088    2    $404     4   $  885    14,566   $ 3,607    32,933      730    3,064    25,928    3,988
 Commercial real
 estate...........     1       683  --      --    --       --        879       118     2,640      --       120     1,967      --
 Spot
 construction.....   --        --   --      --    --       --        418       --        --       --       --        417      --
 Developed lots...    13     1,256  --      --    --       --      1,114       --      2,741      118      162     1,219       34
 Tract
 construction and
 land.............     2       987  --      --      1       65     1,058     1,069       --       --       --      2,918    1,068
 Consumer.........    60       355  --      --    --       --        218       --        430      --       --        333      --
                     ---   -------  ---    ----   ---   ------   -------   -------  --------     ----   ------   -------   ------
  Total...........   162    22,785    2     404     5      950    25,043     4,794    47,986      892    3,639    43,346    5,117
                     ---   -------  ---    ----   ---   ------   -------   -------  --------     ----   ------   -------   ------
REAL ESTATE OWNED
AND IN-SUBSTANCE
FORECLOSED LOANS:
 One- to four-
 family...........    43     5,145  --      --      6      176     5,393       203     4,487      --       125     1,212       90
 Multi-family.....    10     8,233  --      --      5    1,412    17,807     4,922    22,981      --       134     2,050        0
 Commercial real
 estate...........     3       513  --      --      2      120       536        96       209      --       --        799      163
 Developed lots...    25     2,296  --      --      8      351     1,836       269       842      --        43       259       10
 Tract
 construction and
 land.............     2       667  --      --      1      593       463       593     4,447      --       323     5,574      181
 Consumer.........     8        44  --      --    --       --         43       --         62      --       --         53      --
                     ---   -------  ---    ----   ---   ------   -------   -------  --------     ----   ------   -------   ------
  Total...........    91    16,898    2     404    22    2,652    26,078     6,083    33,028      --       625     9,947      444
                     ---   -------  ---    ----   ---   ------   -------   -------  --------     ----   ------   -------   ------
REAL ESTATE HELD
FOR SALE OR
INVESTMENT........     1       280  --      --      1      172       280       172     6,777      --       --      2,326      --
LOCS..............     1     7,524  --      --      2    1,251     7,524     1,751    21,133      --       --     10,680      --
                     ---   -------  ---    ----   ---   ------   -------   -------  --------     ----   ------   -------   ------
  Total...........   255   $47,487    2    $404    30   $5,025   $58,925   $12,800  $108,924     $892   $4,264   $66,299   $5,561
                     ===   =======  ===    ====   ===   ======   =======   =======  ========     ====   ======   =======   ======

  Allowances for Losses on Loans and LOCs. The Company determines its total allowances for losses on loans and LOCs by evaluating all non-homogeneous loans and LOCs individually and establishing specific allowances as appropriate. A GVA for losses on loans and LOCs is also established based on management's evaluation of the risks inherent in the portfolios and other economic factors. Such evaluation, which includes a review of all loans and LOCs on which full collectibility may not be reasonably assured, considers among other matters, debt service coverage ratios, vacancy rates, the estimated value of the underlying collateral, economic conditions, historical loan loss experience and other factors that management believes to warrant recognition in providing for an adequate loan loss allowance. In response to the general decline in the economic conditions of its primary market area and the resultant increases in the Company's levels of nonperforming and classified assets, as well as recommendations made by the OTS following an examination of the Company, management has increased its allowances to account for its evaluation of the potential effects of such factors. The allowances at March 31, 1996 reflect management's evaluation of the risks inherent in the Company's loan and LOC portfolios in consideration of the decline in the regional economy, the deterioration of real estate values experienced in recent periods, the regulatory environment and the levels of nonperforming assets. At March 31, 1996, the Company's ratio of allowances for losses on loans and LOCs to nonperforming assets was 58.41%. The allowance for losses on loans and LOCs was $19.0 million, or 2.37% of total loans and LOCs, and the total allowances for losses on loans, LOCs and real estate was $24.7 million, or 2.58% of the total assets and LOCs, at that date. The Company will continue to monitor and modify its allowances for losses on loans as conditions dictate. Although the Company maintains its allowances at a level which it considers adequate to provide for potential losses, there can be no assurances that such losses will not exceed the estimated amounts.

  Allowance for Losses on REO and Real Estate Held for Sale or Investment. REO is initially recorded at fair value, including estimated sale costs, at the date of foreclosure. If the collateral for the loan has been in-substance foreclosed, the loan is reported as if the real estate had been received in satisfaction of the loan. Further declines in the value of the investment in real estate or REO are recorded as a provision for loss and an increase in the allowance for losses on real estate. Real estate held for sale or investment is recorded at the lower of cost or fair value. At March 31, 1996, the Company's allowance for losses on real estate was $5.7 million, or 24.59% of the Company's real estate acquired or held for investment.

  The following table sets forth the Company's allowances for losses on loans, LOCs and real estate at the dates and for the periods indicated.

                   ANALYSIS OF ALLOWANCE FOR LOSSES ON LOANS

                          AT OR FOR THE THREE
                             MONTHS ENDED
                               MARCH 31,        AT OR FOR THE YEAR ENDED DECEMBER 31,
                          --------------------  ------------------------------------------
                            1996       1995      1995     1994     1993     1992     1991
                          ---------  ---------  -------  -------  -------  -------  ------
                                            (DOLLARS IN THOUSANDS)
ALLOWANCE FOR LOSSES ON
 LOANS:
Balance at beginning of
 period.................  $  14,745  $  18,874  $18,874  $15,373  $ 7,673  $ 4,459  $1,734
Provision charged to in-
 come...................      1,400        373    7,938   12,651   12,990    6,106   2,968
Charge-offs:
 One- to four-family....       (189)      (291)  (2,311)    (913)    (376)     (68)    --
 Multi-family...........     (2,537)    (2,044)  (8,779)  (5,480)  (2,526)  (2,110)    --
 Commercial real es-
  tate..................        (12)      (203)    (203)      (4)    (157)     --      --
 Developed lots.........        (73)      (106)    (600)    (322)     --       --      --
 Tract construction and
  land..................     (1,073)       --       --    (2,051)  (1,933)    (327)    --
 Consumer...............       (225)      (149)    (684)    (408)    (413)    (411)   (276)
                          ---------  ---------  -------  -------  -------  -------  ------
 Total charge-offs......     (4,109)    (2,793) (12,577)  (9,178)  (5,405)  (2,916)   (276)
Recoveries..............         40         34      510       28      115       24      33
                          ---------  ---------  -------  -------  -------  -------  ------
Balance at end of peri-
 od.....................     12,076     16,488   14,745   18,874   15,373    7,673   4,459
                          ---------  ---------  -------  -------  -------  -------  ------
ALLOWANCE FOR LOSSES ON
 LOCS:
Balance at beginning of
 period.................      7,447      6,908    6,908    2,599    2,142      276     --
Provision charged to in-
 come...................        --         193    2,536    9,895      694    1,866     276
Charge-offs.............       (500)    (1,444)  (1,997)  (5,586)    (237)     --      --
                          ---------  ---------  -------  -------  -------  -------  ------
Balance at end of peri-
 od.....................      6,947      5,657    7,447    6,908    2,599    2,142     276
                          ---------  ---------  -------  -------  -------  -------  ------
Total allowance for
 losses on loans and
 LOCs...................  $  19,023  $  22,145  $22,192  $25,782  $17,972  $ 9,815  $4,735
                          =========  =========  =======  =======  =======  =======  ======
ALLOWANCE FOR LOSSES ON
 REAL ESTATE:
Balance at beginning of
 period.................  $   9,496  $   4,378  $ 4,378  $ 2,113  $ 2,149  $ 1,548  $  780
Provision charged to in-
 come...................        --       1,422    8,336    4,653    1,968    1,128     768
Charge-offs.............     (3,816)      (557)  (3,218)  (2,388)  (2,004)    (527)    --
                          ---------  ---------  -------  -------  -------  -------  ------
Balance at end of peri-
 od.....................  $   5,680  $   5,243  $ 9,496  $ 4,378  $ 2,113  $ 2,149  $1,548
                          =========  =========  =======  =======  =======  =======  ======
TOTAL ALLOWANCE FOR
 LOSSES ON LOANS, LOCS
 AND REAL ESTATE:
 Specific...............  $   6,747  $   6,250  $14,523  $ 6,031  $ 6,711  $ 3,524  $2,313
 GVA....................     17,956     21,138   17,165   24,129   13,374    8,440   3,970
                          ---------  ---------  -------  -------  -------  -------  ------
                          $  24,703  $  27,388  $31,688  $30,160  $20,085  $11,964  $6,283
                          =========  =========  =======  =======  =======  =======  ======
ASSET QUALITY RATIOS:
Charge-offs to average
 loans and LOCs (1).....       0.59%      0.50%    1.93%    1.89%    0.75%    0.40%   0.04%
Allowance for losses on
 loans to total loans...       1.72       2.03     2.05     2.37     2.26     1.13    0.75
Allowance for losses on
 LOCs to total LOCs.....       6.89       6.43     8.02     7.17     2.25     1.95    0.27
Allowance for losses on
 real estate to total
 real estate............      24.59      11.58    26.56     9.59     8.76     7.05    5.44
Allowances for losses on
 loans, LOCs and real
 estate to total assets
 and LOCs...............       2.58       2.57     3.28     2.85     1.95     1.15    0.66
GVA for losses on loans,
 LOCs and real estate to
 total nonperforming
 assets.................      58.41      42.18    39.30    51.20    40.90    25.52   15.89

- --------
(1) Total charge-offs to average loans (excluding nonaccrual loans) and average LOCs.

  The following table sets forth the Company's allowance for losses on loans to total loans in each of the categories listed at the dates indicated.

                  ALLOCATION OF ALLOWANCE FOR LOSSES ON LOANS

                                                                           AT DECEMBER 31,
                                   AT MARCH 31,     --------------------------------------------------------------
                                       1996                 1995                 1994                 1993
                               -------------------- -------------------- -------------------- --------------------
                                        PERCENT OF           PERCENT OF           PERCENT OF           PERCENT OF
                                       ALLOWANCE TO         ALLOWANCE TO         ALLOWANCE TO         ALLOWANCE TO
                                       TOTAL LOANS          TOTAL LOANS          TOTAL LOANS          TOTAL LOANS
                               AMOUNT  BY CATEGORY  AMOUNT  BY CATEGORY  AMOUNT  BY CATEGORY  AMOUNT  BY CATEGORY
                               ------- ------------ ------- ------------ ------- ------------ ------- ------------
                                                                    (DOLLARS IN THOUSANDS)
ALLOCATED:
One- to four family..........  $ 2,360     0.68%    $ 1,615     0.48%    $ 1,910     0.55%    $   700     0.25%
Multi-family.................    7,016     3.96       9,320     5.00      14,308     6.72      10,591     4.80
Commercial real estate.......      860     1.15         878     1.18         598     0.89       1,528     2.10
Spot construction............      141     0.46         255     0.54         186     0.25          61     0.21
Developed lots...............      822     1.85         828     1.74         771     1.46         188     0.43
Tract construction and land..      288    27.35       1,234    45.62         558     8.46       1,837    18.96
Consumer.....................      589     2.39         615     2.34         543     1.84         468     1.69
                               -------              -------              -------              -------
                               $12,076              $14,745              $18,874              $15,373
                               =======              =======              =======              =======

                                            AT DECEMBER 31,
                               ---------------------------------------
                                       1992                1991
                               ------------------- -------------------
                                       PERCENT OF          PERCENT OF
                                      ALLOWANCE TO        ALLOWANCE TO
                                      TOTAL LOANS         TOTAL LOANS
                               AMOUNT BY CATEGORY  AMOUNT BY CATEGORY
                               ------ ------------ ------ ------------
ALLOCATED:
One- to four family..........  $  367     0.14%    $  324     0.15%
Multi-family.................   3,596     1.50      1,390     0.70
Commercial real estate.......   1,165     1.89        880     1.47
Spot construction............      43     0.17        162     0.56
Developed lots...............     123     0.32        107     0.35
Tract construction and land..   1,914     6.52      1,186     3.55
Consumer.....................     465     1.73        410     1.65
                               ------              ------
                               $7,673              $4,459
                               ======              ======

INVESTMENT ACTIVITIES

  Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. Additionally, the Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. See "Regulation and Supervision--Liquidity." Historically, the Bank has maintained liquid assets above the minimum OTS requirements and at a level believed to be adequate to meet its normal daily activities.

  The investment policy of the Company, established by the Board of Directors and implemented by the Asset/Liability Management Committee, attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement the Company's lending activities. Investments are made with the intent to hold them to maturity. The Company's policies generally limit investments to U.S. government and agency securities, certificates of deposit, commercial paper and investment grade corporate debt securities. The Company's policies provide that all investment purchases be ratified by the Asset/Liability Management Committee. At March 31, 1996, the Company had investment securities in the aggregate amount of $38.8 million with a fair value of $38.2 million classified as held-to-maturity. The held-to-maturity investment portfolio is accounted for on an amortized cost basis.

  The following table sets forth certain information regarding the carrying and market values of the Company's cash equivalents and investment securities at the dates indicated. All investment securities were held-to-maturity except the ARM mutual funds which at December 31, 1993, were available-for-sale.

         CARRYING AND MARKET VALUES OF CASH AND INVESTMENT SECURITIES

                                                            AT DECEMBER 31,
                            AT MARCH 31,   --------------------------------------------------
                                1996             1995             1994             1993
                          ---------------- ---------------- ---------------- ----------------
                          CARRYING  FAIR   CARRYING  FAIR   CARRYING  FAIR   CARRYING  FAIR
                           VALUE    VALUE   VALUE    VALUE   VALUE    VALUE   VALUE    VALUE
                          -------- ------- -------- ------- -------- ------- -------- -------
                                                    (IN THOUSANDS)
CASH & CASH EQUIVALENTS:
Cash on hand and in
 banks..................  $21,778  $21,778 $18,035  $18,035 $18,149  $18,149 $22,997  $22,997
Federal funds sold......    9,475    9,475  12,950   12,950   4,925    4,925   5,025    5,025
                          -------  ------- -------  ------- -------  ------- -------  -------
 Total..................  $31,253  $31,253 $30,985  $30,985 $23,074  $23,074 $28,022  $28,022
                          =======  ======= =======  ======= =======  ======= =======  =======
INVESTMENT SECURITIES:
U. S. government
 securities (maturities
 more than three
 months)................  $ 4,441  $ 4,441 $ 3,467  $ 3,500 $   499  $   500 $   499  $   500
Floating agency notes...   16,524   16,024  16,527   15,886  16,540   14,933  16,553   16,602
Step up notes...........    4,194    4,194   4,000    3,998  11,997   11,519     --       --
Callable notes..........    8,998    8,951   9,000    9,035     --       --      --       --
FNMA stock..............      --       --      --       --       25      219      25      261
ARM mutual funds........      --       --      --       --      --       --    9,000    8,964
Certificates of deposit
 (maturities more than
 three months)..........      --       --    4,000    4,000     --       --   19,000   19,000
Corporate and term
 notes..................    4,640    4,624   4,661    4,638   9,838    9,467  10,060    9,995
                          -------  ------- -------  ------- -------  ------- -------  -------
 Total..................  $38,797  $38,234 $41,655  $41,057 $38,899  $36,638 $55,137  $55,322
                          =======  ======= =======  ======= =======  ======= =======  =======

  Floating agency notes are issued by one or more government sponsored enterprises ("GSEs"), including the FHLB System, FHLMC and FNMA, and have interest rates that adjust quarterly based on the CMT. Certain notes have call provisions at the option of the issuer whereby the issuer may redeem the notes at the repricing date. Certain notes have interest rate floors.

  Step up notes are issued by one or more GSEs, including the FHLB System and the Student Loan Marketing Association ("SLMA"), and have interest rates that adjust based on a semi-annual or annual pre-determined interest rate "step up" schedule. The notes are callable at the option of the issuer on the interest coupon date.

  Callable notes are issued by one or more GSEs, including the FHLB System, FNMA, SLMA and the Federal Farm Credit Bank, and are callable prior to the contractual maturity date of the note at the option of the issuer. Callable notes are generally issued at a premium compared to non-callable instruments with similar maturities.

  The table below sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Company's investment securities as of March 31, 1996. There were no investment securities with maturities greater than five years.

              CARRYING VALUE AND YIELDS FOR INVESTMENT SECURITIES

                                                     AT MARCH 31, 1996
                          -----------------------------------------------------------------------
                          ONE YEAR OR LESS  ONE TO FIVE YEARS  OVER FIVE YEARS        TOTAL
                          ----------------- ----------------- ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED          WEIGHTED
                          CARRYING AVERAGE  CARRYING AVERAGE  CARRYING AVERAGE  CARRYING AVERAGE
                           VALUE    YIELD    VALUE    YIELD    VALUE    YIELD    VALUE    YIELD
                          -------- -------- -------- -------- -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
U.S. government securi-
 ties...................  $ 4,441    4.93%      --      --        --      --    $ 4,441    4.93%
Floating agency notes...    3,000    4.20   $13,524    4.85%      --      --     16,524    4.73
Step up notes...........      --      --      3,000    5.65    $1,194    6.30%    4,194    5.84
Callable notes..........      --      --      8,998    6.49       --      --      8,998    6.49
Corporate notes.........    4,640    4.62       --      --        --      --      4,640    4.62
                          -------           -------            ------           -------
 Total..................  $12,081           $25,522            $1,194           $38,797
                          =======           =======            ======           =======

SOURCES OF FUNDS

  General. Deposits, loan repayments and prepayments, proceeds from sales of loans, cash flows generated from operations and, to a lesser extent, FHLB advances are the primary sources of the Company's funds used for lending, investing and other general purposes.

  Deposits. The Company offers a variety of deposit accounts with a range of interest rates and terms. The Company's deposits consist of passbook savings, checking accounts and certificates of deposit. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. The Company's deposits are obtained predominantly from the areas in which its banking offices are located. The Company relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect the Company's ability to attract and retain deposits. Certificate accounts in excess of $100,000 are not actively solicited by the Company nor does the Company use brokers to obtain deposits. Further, the Company generally has not solicited deposit accounts by increasing the rates of interest paid as quickly as some of its competitors, nor has it emphasized offering high dollar amount deposit accounts with higher yields to replace deposit account withdrawals. Management continually monitors the Company's certificate accounts and, based on historical experience, management believes it will retain a large portion of such accounts upon maturity.

  The following table presents the deposit activity of the Company for the periods indicated.

                               DEPOSIT ACTIVITY

                            FOR THE THREE
                            MONTHS ENDED
                              MARCH 31,      FOR THE YEAR ENDED DECEMBER 31,
                          ------------------ ----------------------------------
                            1996      1995      1995        1994        1993
                          --------  -------- ----------  ----------  ----------
                                            (IN THOUSANDS)
Deposits................  $460,028  $512,395 $1,874,670  $2,015,173  $1,881,220
Withdrawals.............   474,200   496,474  1,934,999   2,069,881   1,900,595
                          --------  -------- ----------  ----------  ----------
Net deposits (withdraw-
 als)...................   (14,172)   15,921    (60,329)    (54,708)    (19,375)
Interest credited on de-
 posits.................     7,323     7,393     31,523      24,908      26,455
                          --------  -------- ----------  ----------  ----------
Total increase (de-
 crease) in deposits....  $ (6,849) $ 23,314 $  (28,806) $  (29,800) $    7,080
                          ========  ======== ==========  ==========  ==========

  At March 31, 1996, the Company had $62.9 million in deposit accounts in the amount of more than $100,000 with maturities as follows:

                           $100,000 DEPOSIT ACCOUNTS

                           AT MARCH 31, 1996
           --------------------------------------------------
                     MATURITY PERIOD               AMOUNT
           ----------------------------------- --------------
                                               (IN THOUSANDS)
           Passbook and checking..............    $11,127
           Money market.......................     16,909
           Three months or less...............      1,841
           Over three through six months......      1,103
           Over six through 12 months.........      9,060
           Over 12 months.....................     22,850
                                                  -------
           Total..............................    $62,890
                                                  =======

  The following table sets forth the distribution by average balance of the Company's deposit accounts for the periods indicated and the weighted average nominal interest rates on each category of deposits.

                        DEPOSIT ACCOUNT AVERAGE BALANCE

                                                                                        FOR THE YEAR ENDED
                                       FOR THE THREE MONTHS ENDED MARCH 31,                 DECEMBER 31,
                               ----------------------------------------------------- --------------------------
                                          1996                       1995                       1995
                               -------------------------- -------------------------- --------------------------
                                        PERCENT  WEIGHTED          PERCENT  WEIGHTED          PERCENT  WEIGHTED
                               AVERAGE  OF TOTAL AVERAGE  AVERAGE  OF TOTAL AVERAGE  AVERAGE  OF TOTAL AVERAGE
                               BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE
                               -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                    (DOLLARS IN THOUSANDS)
Regular passbook.............  $ 35,264    4.52%   2.00%  $ 35,484    4.45%   2.07%  $ 35,271    4.37%   1.94%
Money market.................   141,400   18.13    3.05    126,510   15.85    2.58    128,239   15.90    2.82
Interest-bearing checking
(NOW) deposits...............    87,003   11.16    1.10     87,117   11.92    1.06     86,199   10.68    1.16
Non-interest bearing.........    16,022    2.05     --      13,969    1.75     --      15,102    1.67     --
                               --------  ------           --------  ------           --------  ------
 Total.......................   279,689   35.86    2.32    263,080   32.97    1.98    264,811   32.82    2.00
                               --------  ------           --------  ------           --------  ------
Certificates of deposit:
Less than 3 months...........     1,698    0.22    2.85      4,102    0.51    2.99      2,630    0.33    2.84
3 to 6 months................     2,264    0.29    3.85      3,083    0.39    3.20      2,328    0.29    3.49
6 to 12 months...............   142,103   18.22    4.81    132,298   16.58    4.64    184,005   22.80    5.12
12 to 24 months..............   204,895   26.28    5.48    202,230   25.35    5.25    166,305   20.61    5.69
24 to 48 months..............    78,644   10.09    5.47     95,086   11.92    4.97     93,288   11.56    5.18
48 to 71 months..............    43,736    5.61    5.60     68,033    8.53    6.40     65,769    8.15    6.24
72 months or more............    26,504    3.40    6.00     29,236    3.66    6.01     27,293    3.38    6.13
Jumbo certificates...........       202    0.03    5.15        689    0.09    5.32        482    0.06    3.42
                               --------  ------           --------  ------           --------  ------
Total certificates...........   500,046   64.14    5.31    534,757   67.03    5.21    542,100   67.18    5.47
                               --------  ------           --------  ------           --------  ------
Total average deposits.......  $779,735  100.00%   4.26%  $797,837  100.00%   4.18%  $806,911  100.00%   4.42%
                               ========  ======    ====   ========  ======    ====   ========  ======    ====

                                          FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------
                                          1994                       1993
                               -------------------------- --------------------------
                                        PERCENT  WEIGHTED          PERCENT  WEIGHTED
                               AVERAGE  OF TOTAL AVERAGE  AVERAGE  OF TOTAL AVERAGE
                               BALANCE  DEPOSITS   RATE   BALANCE  DEPOSITS   RATE
                               -------- -------- -------- -------- -------- --------
                                            (DOLLARS IN THOUSANDS)
Regular passbook.............  $ 42,970    5.23%   1.93%  $ 42,810    5.14%   1.93%
Money market.................   149,561   18.22    2.35    160,242   19.26    2.67
Interest-bearing checking
(NOW) deposits...............    97,397   11.86    1.02     90,046   10.82    1.47
Non-interest bearing.........    14,857    1.81     --      16,628    2.00     --
                               --------  ------           --------  ------
 Total.......................   304,785   37.12    1.75    309,726   37.22    2.08
                               --------  ------           --------  ------
Certificates of deposit:
Less than 3 months...........     6,626    0.81    2.47      7,531    0.90    1.95
3 to 6 months................    54,782    6.67    3.22     64,307    7.73    3.29
6 to 12 months...............    95,866   11.67    3.36    110,972   13.33    2.56
12 to 24 months..............   144,397   17.58    4.00    138,409   16.63    3.11
24 to 48 months..............   112,704   13.72    4.76    113,668   13.66    4.24
48 to 71 months..............    67,302    8.20    1.35     58,485    7.03    5.02
72 months or more............    33,384    4.07    6.29     27,054    3.25    5.18
Jumbo certificates...........     1,322    0.16    2.86      2,080    0.25    2.77
                               --------  ------           --------  ------
Total certificates...........   516,383   62.88    4.40    522,506   62.78    4.53
                               --------  ------           --------  ------
Total average deposits.......  $821,168  100.00%   3.42%  $832,232  100.00%   3.62%
                               ========  ======    ====   ========  ======    ====

  The following table presents, by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at March 31, 1996.

                             CERTIFICATE ACCOUNTS

                                           PERIOD TO MATURITY
                                          FROM MARCH 31, 1996           AT DECEMBER 31,
                                      ---------------------------- --------------------------
                         AT MARCH 31, WITHIN 1  1 TO 3
                             1996       YEAR    YEARS   THEREAFTER   1995     1994     1993
                         ------------ -------- -------- ---------- -------- -------- --------
                                                      (IN THOUSANDS)
Certificate Amounts:
 3.99% or less..........   $  3,823   $  3,822 $      1      --    $  4,225 $147,228 $283,714
 4.00% to 4.99%.........    168,318    142,110   25,562  $   646    131,602  141,365   91,806
 5.00% to 5.99%.........    230,128    150,992   63,732   15,404    226,707  145,498   64,568
 6.00% to 6.99%.........     82,681     52,947   27,736    1,998    139,232   75,018   54,930
 7.00% to 7.99%.........      3,029      1,668    1,122      239      3,924   22,532   25,522
 8.00% and over.........        514        110       32      372        606    1,901    4,317
                           --------   -------- --------  -------   -------- -------- --------
                           $488,493   $351,649 $118,185  $18,659   $506,296 $533,542 $524,857
                           ========   ======== ========  =======   ======== ======== ========

  Borrowings. The Company does not routinely utilize borrowings but has utilized borrowings in the past and may do so in the future as an alternative or less costly source of funds. The Company's primary source of borrowings are FHLB advances. These advances are collateralized by FHLB capital stock held by the Company and certain of the Company's mortgage loans. See "Regulation and Supervision--Federal Home Loan Bank System." Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Company, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with its advance policies. At March 31, 1996 the Company's FHLB of San Francisco line of credit was approximately $129.9 million and the Company had $10.0 million in outstanding advances from the FHLB, $21.1 million in other borrowings and $105.1 million of letters of credit from the FHLB, which secure the Company's obligations under its own LOCs and are counted against the Company's FHLB borrowing capacity. The Company anticipates that its FHLB line of credit will be increased from 15% to 25% of total assets upon receipt of the net proceeds from this Offering. This increase will provide additional line of credit and borrowing capacity of $85.8 million based on total assets at March 31, 1996. The other borrowings consist of a note payable related to certain Loma Linda Housing Revenue Bonds in the amount of $3.7 million and notes payable related to other revenue bonds in the amount of $17.4 million.

  The following table sets forth certain information regarding the Company's borrowed funds at or for the periods ended on the dates indicated:

                                BORROWED FUNDS

                                     AT OR FOR    AT OR FOR THE YEAR ENDED
                                     THE THREE          DECEMBER 31,
                                    MONTHS ENDED  ----------------------------
                                   MARCH 31, 1996   1995      1994     1993
                                   -------------- --------  --------  --------
                                            (DOLLARS IN THOUSANDS)
FHLB ADVANCES:
Average balance outstanding.......    $10,000     $ 32,260  $ 20,562  $ 6,036
Maximum amount outstanding at any
 month-end during the period......     10,000       60,000    60,000    5,000
Balance outstanding at end of pe-
 riod.............................     10,000       10,000    60,000    5,000
Weighted average interest rate
 during the period................       7.27%        7.22%     6.30%    7.33%
Weighted average interest rate at
 end of period....................       7.27         7.27      6.20     7.93
OTHER BORROWINGS:
Average balance outstanding.......    $18,038     $ 21,992  $  7,689  $ 3,845
Maximum amount outstanding at any
 month-end during the period......     21,133       23,740    20,085    3,845
Balance outstanding at end of pe-
 riod.............................     14,534       21,133    20,085    3,845
Weighted average interest rate
 during the period................       4.31%        4.91%     6.88%    8.61%
Weighted average interest rate at
 end of period....................       4.55         5.01      6.13     7.36

SUBSIDIARY ACTIVITIES

  The Company has three wholly-owned subsidiary corporations through the Bank:
REDFED, Inc. ("RFI"); RedFed Escrow, Inc. ("REI") and Redlands Financial Services, Inc. ("RFSI"). RFI is currently engaged, on an agency basis, in the sale of insurance and the purchase and sale of securities, primarily for the Company's customers and other members of the communities served by the Company. REI formerly engaged in providing escrow services, primarily to the Company's customers and other members of the communities served by the Company, and ceased operations in November 1995. RFSI was formerly engaged in real estate development activities, has no development currently in process and is selling its remaining real estate.

COMPETITION

  The Company faces significant competition both in making loans and in attracting deposits. The Company's competitors are the financial institutions operating in its primary market area, many of which are significantly larger and have greater financial resources than the Company. The Company's competition for loans comes principally from commercial banks, other savings institutions, mortgage banking companies, insurance companies and credit unions. Its most direct competition for deposits has historically come from other savings institutions and commercial banks. In addition, the Company faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

PERSONNEL

  As of March 31, 1996, the Company and its subsidiaries had 275 full time equivalent employees. The employees are not represented by a collective bargaining unit and the Company considers its relationship with its employees to be good.

PROPERTIES

  The Company owns its principal office building in Redlands, California, along with 13 other branch offices. The Company leases the land on two of these branches for periods through 2012. In June 1995 the Company consolidated a branch in San Bernardino with an existing branch located a mile away. The Company leases its three loan origination offices for periods through 1996. The Company believes that the Company's current branch network is adequate to meet the present and immediately foreseeable needs of the Company.

LEGAL PROCEEDINGS

  The Bank is a named defendant in two wrongful termination lawsuits filed in the Superior Court of the State of California for San Bernardino County by two former senior officers whose positions were eliminated in a May 1995 reduction in force. The first lawsuit, which was filed on October 24, 1995, alleges that the plaintiff had an oral employment agreement with the Bank which was breached by the plaintiff's demotion and subsequent termination and further alleges that such demotion and termination was a result of age discrimination by the Bank. The second lawsuit, which was filed on March 25, 1996, also alleges that the plaintiff had an oral employment agreement with the Bank which was breached by the plaintiff's termination and that such termination was a result of age discrimination. Both lawsuits seek an unspecified amount of damages. The Bank has denied any liability, and has engaged outside counsel to defend against the actions.

  The Bank is also a named defendant in a lawsuit filed on January 9, 1996 in the Superior Court of the State of California for San Bernardino County by a bonding company which alleges that the Bank is bound to reimburse it for certain sums paid by the bonding company to complete a construction project formerly financed by the Bank. The lawsuit seeks an unspecified amount of damages. The Bank has not yet been formally served, but intends to dispute the claim, and has engaged outside counsel to defend against the action.

  The Company is not involved in any other material pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such other routine legal proceedings in the aggregate are believed by management to be immaterial to the Company.

                          REGULATION AND SUPERVISION

GENERAL

  The Company is registered with the OTS as a savings and loan holding company and is subject to regulation and examination as such by the OTS. The Bank is a federally chartered savings bank, is a member of the FHLB System and its deposits are insured through the SAIF managed by the FDIC. It is subject to examination and regulation by the OTS with respect to most of its business activities, including, among other things, capital standards, general investment authority, deposit taking and borrowing authority, mergers, establishment of branch offices, and permitted subsidiary investments and activities. The OTS's operations, including examination activities, are funded by assessments levied on its regulated institutions.

  The Bank is further subject to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") concerning reserves required to be maintained against deposits, transactions with affiliates, truth in lending and other consumer protection requirements and certain other matters. Financial institutions, including the Bank, are also subject, under certain circumstances, to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property and liability for the remediation of certain adverse environmental conditions thereof.

  The descriptions of the statutes and regulations applicable to the Company and its subsidiaries and the effects thereof set forth below and elsewhere herein do not purport to be a complete description of such statutes and regulations and their effects on the Company, the Bank and the Company's other subsidiaries, and also do not purport to identify every statute and regulation that may apply to the Company, the Bank and the Company's other subsidiaries.

  The OTS has primary enforcement authority over savings institutions and their holding companies that includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist orders and to initiate injunctive actions and removal and prohibition orders against officers, directors and certain other "institution affiliated parties." In general, enforcement actions may be initiated for violations of specific laws and regulations and for unsafe or unsound conditions or practices.

  The FDIC has authority to recommend that the OTS take any authorized enforcement action with respect to any federally insured savings institution. If the OTS does not take the recommended action or provide an acceptable plan for addressing the FDIC's concerns within 60 days after receipt of a recommendation from the FDIC, the FDIC may take such action if the FDIC Board of Directors determines that the institution is in an unsafe or unsound condition or that failure to take such action will result in the continuation of unsafe or unsound practices in conducting the business of the institution. The FDIC may also take action prior to the expiration of the 60-day time period in exigent circumstances after giving notice to the OTS.

  The FDIC may also terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation or order or any condition imposed in writing by the FDIC. In addition, FDIC regulations provide that any insured institution that falls below a 2% minimum leverage ratio will be subject to FDIC deposit insurance termination proceedings unless it has submitted, and is in compliance with, a capital plan with its primary federal regulator and the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process if the institution has no tangible capital.

DEPOSIT INSURANCE

  The FDIC administers two separate deposit insurance funds. The SAIF is the insurance fund responsible for insuring the deposits of savings institutions, the deposits of which were formerly insured by the Federal Savings and Loan Insurance Corporation ("FSLIC"). The BIF is the insurance fund responsible for insuring the deposits of commercial banks and certain other institutions. The Bank is a member of the SAIF.

  The FDIC has the authority to set the respective deposit insurance premiums of the SAIF and of the BIF at levels it determines to be appropriate to maintain the SAIF or BIF reserves at their designated reserve ratios or to fund the administration of the FDIC. In addition, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") authorizes emergency special assessments applicable to BIF and SAIF members. The OTS Director is also authorized to impose assessments on savings institutions to fund certain of the costs of administration of the OTS.

  Since January 1, 1993, FDIC deposit insurance premiums have been assessed pursuant to a "risk-based" system. Under this risk-based assessment system, institutions are classified on the basis of capital ratios, supervisory evaluations by the institution's primary federal regulatory agency and other information determined by the FDIC to be relevant to the institution's financial condition and the risk posed to the insurance funds. Each of the nine resulting risk category subgroups of institutions is assigned an annual deposit insurance premium assessment rate which currently ranges from 0.23% to 0.31% for SAIF member institutions, as compared with the uniform 0.23% rate that had previously been in effect. The Bank's current assessment rate is 0.30%.

  Prior to 1995, the risk-based deposit insurance premiums paid by savings institutions insured by the SAIF and by commercial banks and other institutions insured by the BIF which, together with earnings on investments, were the principal funding sources for the respective insurance funds, had been assessed based on identical rate schedules having the above range of premium assessment rates (that is, from 0.23% to 0.31%). The SAIF and the BIF are each required by statute to attain and thereafter to maintain a reserve to deposits ratio of 1.25%. The BIF has reached the required reserve level, whereas, based upon projections by the FDIC, the SAIF is not expected to reach its targeted ratio until at least the year 2002, or later. This disparity arises from the BIF's greater premium revenues and the requirement that a substantial portion of the SAIF premiums be used to pay the interest on bonds (commonly referred to as the "FICO Bonds") that were issued by a specially created federal corporation for the purpose of funding the resolution of failed thrift institutions. In November 1995, the FDIC reduced its deposit insurance premiums for BIF member institutions to a range of $0 (subject to a statutory minimum of $2,000 in annual assessments) to $0.27 per $100 of deposits (0.27%), with an historical low average of approximately $0.0043 per $100 of deposits being paid by BIF member institutions, effective beginning with the semi-annual period commencing January 1, 1996. The FDIC maintained the current range of deposit insurance premiums assessable against SAIF member institutions at $0.23 to $0.31 per $100 of deposits.

  The current deposit rate premium disparity between BIF-insured institutions and SAIF-insured institutions resulting from the recently implemented BIF premium reduction places SAIF-insured institutions at a competitive disadvantage due to higher premium costs and may worsen the financial condition of the SAIF by leading to a shrinkage in its deposit base. A number of proposals for assisting the SAIF in attaining its required reserve level, and thereby permitting SAIF deposit insurance premiums to be reduced to levels at or near those paid by BIF-insured institutions, have been under discussion in Congress and among various of the affected parties and relevant government agencies. Congress proposed, as part of the budget reconciliation bill submitted to and vetoed by the President in late 1995, a one-time, special assessment on all savings institutions to recapitalize the SAIF. The proposal would have required SAIF-insured institutions to pay a one-time special assessment on January 1, 1996 (estimated to be between approximately 80 and 90 basis points on deposits as of March 31, 1995) and would have provided for a pro rata sharing by all federally insured institutions of the obligation, now borne entirely by SAIF-insured institutions, to pay the interest on the FICO Bonds. Subsequent efforts to enact such legislation have not been successful to date. If the proposed legislation were ultimately to become law, the special assessment would be reported in the Company's consolidated statement of operations in the quarter during which the relevant legislation is finally enacted. Also included in the budget reconciliation bill were provisions that would eliminate the deduction for additions to tax bad debt reserves available to qualifying thrift institutions under existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"). See "Taxation--Federal Taxation."

  The Company is not able to predict whether or in what form any of the proposals that have been discussed will be adopted or the effect that such adoption will have on the Company's operations. Management believes that certain of the provisions of such proposed legislation could benefit the Company and its stockholders through eliminating one source of financial uncertainty facing thrift institutions in the current environment and by providing greater operating flexibility to pursue its business strategies. A significant increase in the SAIF insurance premiums or a significant surcharge to recapitalize the SAIF, however, would likely have an adverse effect on the operating expenses and results of operations of the Bank and the Company and would reduce the Bank's regulatory capital on at least a temporary basis.

CAPITAL REQUIREMENTS

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the capital regulations of the OTS promulgated thereunder (the "Capital Regulations") require savings institutions to meet three capital requirements: a "leverage limit" (also referred to as the "core capital requirement"), a "tangible capital requirement" and a "risk-based capital requirement." In addition to the general standards, the OTS may establish, on a case-by-case basis, individual minimum capital requirements for a savings institution which vary from the requirements that would otherwise apply under the Capital Regulations.

  A savings institution that fails to meet one or more of the applicable capital requirements is subject to various regulatory limitations and sanctions, including a prohibition on growth and the issuance of a capital directive by the OTS Director requiring one or more of the following: an increase in capital; a reduction of rates paid on savings accounts; cessation of or limitations on operational expenditures; an increase in liquidity; and such other actions as may be deemed necessary or appropriate by the OTS Director. In addition, a conservator or receiver may be appointed under appropriate circumstances.

  The core capital requirement currently requires a savings institution to maintain "core capital" of not less than 3% of adjusted total assets. "Core capital" includes common stockholders' equity, certain noncumulative perpetual preferred stock and any related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. The amount of an institution's core capital is, in general, calculated in accordance with generally accepted accounting principles ("GAAP"), with certain exceptions. Among other exceptions, adjustments to an institution's GAAP equity accounts that are required pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to reflect changes in the market value of certain securities held by the institution that are categorized as "available-for-sale" are not included in the calculation of core capital for regulatory capital purposes. Intangible assets must be deducted from core capital, with certain exceptions and limitations, including purchased and originated mortgage servicing rights and certain other intangibles, which may be included on a limited basis. "Originated mortgage servicing rights" consist of the servicing rights with respect to loans that are originated and then sold by the institution or that are categorized by it as held for sale.

  A savings institution is required to maintain "tangible capital" in an amount not less than 1.5% of adjusted total assets. "Tangible capital" is defined for this purpose to mean core capital less any intangible assets, plus purchased and originated mortgage servicing rights, subject to certain limitations.

  The risk-based capital requirements, among other things, provide that the capital ratios applicable to various classes of assets are to be adjusted to reflect the degree of risk associated with such classes of assets. In addition, the asset base for computing a savings institution's capital requirement includes off-balance sheet items, including assets sold with recourse. Generally, the Capital Regulations require savings institutions to maintain "total capital" equal to 8.00% of risk-weighted assets. "Total capital" for these purposes consists of core capital and supplementary capital. Supplementary capital includes, among other things, certain types of preferred stock and subordinated debt and, subject to certain limitations, loan and lease GVAs. Such GVAs can generally be included up to 1.25% of risk-weighted assets. At March 31, 1996, $8.3 million of the Bank's GVA was included in supplementary capital. A savings institution's supplementary capital may be used to satisfy the risk-based capital requirement only to the extent of that institution's core capital.

  The OTS, the FDIC and other federal banking agencies amended their risk-based capital regulations to provide that an institution must hold capital in excess of regulatory minimums to the extent that examiners find either (i) significant exposure to concentration of credit risk such as risks from higher interest rates, prepayments, significant off-balance sheet items or credit, or risks arising from nontraditional activities, or (ii) that the institution is not adequately managing these risks. For this purpose, however, the agencies have stated that, in view of the statutory requirements relating to permitted lending and investment activities of savings institutions, the general concentration by such institutions in real estate lending activities would not, by itself, be deemed to constitute an exposure to concentration of credit risk that would require greater capital levels.

  The OTS has adopted an amendment to its Capital Regulations that, upon implementation, will require each OTS-regulated institution to maintain additional risk-based capital equal to half of the amount by which the decline in its "net portfolio value" that would result from a hypothetical 200 basis point change (up or down, depending on which would result in the greater reduction in net portfolio value) in interest rates on its assets and liabilities exceeds 2% of the estimated "economic value" of its assets. In computing its compliance with the risk based capital standards, that dollar amount is subtracted from an institution's total capital. The OTS has stated that implementation of this amendment to its regulations will require additional capital to be maintained only by institutions having "above normal" interest rate risk. An institution's "net portfolio value" is defined for this purpose as the difference between the aggregate expected future cash inflows from an institution's assets and the aggregate expected future cash outflows on its liabilities, plus the net expected cash inflows from existing off-balance sheet contracts, each discounted to present value. The estimated "economic value" of an institution's assets is defined as the discounted present value of the estimated future cash flows from its assets. The OTS has deferred implementation of the interest rate risk amendment. Had it been in effect at March 31, 1996, this provision would not have resulted in any required adjustment to the Bank's regulatory capital at that date.

  Following is a reconciliation of the Bank's GAAP equity capital to the minimum Federal regulatory capital requirements as of March 31, 1996:

                              REGULATORY CAPITAL

                                                   TANGIBLE   CORE    RISK-BASED
                                                   CAPITAL   CAPITAL   CAPITAL
                                                   --------  -------  ----------
                                                         (IN THOUSANDS)
Capital of the Bank presented on a GAAP basis..... $47,020   $47,020   $47,020
Adjustments to GAAP capital to arrive at Regula-
 tory Capital:
  Unrealized losses on securities available-for-
   sale...........................................     705       705       705
  Investments in and advances to "non-includable"
   consolidated subsidiaries......................    (898)     (898)     (898)
  GVA(1)..........................................     --        --      8,323
                                                   -------   -------   -------
Adjusted capital..................................  46,827    46,827    55,150
Regulatory capital requirement....................  12,759    25,517    52,586
                                                   -------   -------   -------
Amount by which adjusted capital exceeds require-
 ment............................................. $34,068   $21,310   $ 2,564
                                                   =======   =======   =======

- --------
(1)Represents the maximum allowable 1.25% of risk-weighted assets.

  The Federal Deposit Insurance Act contains prompt corrective action ("PCA") provisions pursuant to which banks and savings institutions are to be classified into one of five categories which are based primarily upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized," and which require, subject to certain exceptions, the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized." The PCA provisions expand the powers and duties of the OTS and the FDIC and expressly authorize, or in many cases direct, regulatory intervention at an earlier stage than was previously the case.

  The OTS regulations implementing the PCA provisions define the five capital categories as follows: (i) an institution is "well capitalized" if it has a total risk-based capital ratio of 10.00% or greater, has a Tier 1 risk-based capital ratio (Tier 1 capital to total risk-weighted assets) of 6.00% or greater, has a leverage ratio (also known as core capital ratio) of 5.00% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level or any capital measure; (ii) an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.00% or greater, has a Tier 1 risk-based capital ratio of 4.00% or greater and has a leverage ratio of 4.00% or greater (3.00% for certain highly rated institutions); (iii) an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.00% or has either a Tier 1 risk-based or a leverage ratio that is less than 4.00%; (iv) an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.00%, or has either a Tier 1 risk-based or leverage ratio that is less than 3.00%; and (v) an institution is "critically undercapitalized" if its "tangible equity" (defined in the PCA regulations to mean core capital plus cumulative perpetual preferred stock) is equal to or less than 2.00% of its total assets. The OTS also has authority, after an opportunity for a hearing, to downgrade an institution from "well capitalized" to "adequately capitalized," or to subject an "adequately capitalized" or "undercapitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. At March 31, 1996, the Bank was an adequately capitalized institution.

  Under the PCA provisions, an institution that is deemed to be undercapitalized is subject to mandatory restrictions on capital distributions (including cash dividends) and management fees, increased supervisory monitoring by the OTS, growth restrictions, restrictions on certain expansion proposals and capital restoration plan submission requirements. If an institution is deemed to be significantly undercapitalized, all of the foregoing mandatory restrictions apply, as well as a restriction on compensation paid to senior executive officers. Furthermore, the OTS must take one or more of the following actions: (i) require the institution to sell shares (including voting shares) or obligations; (ii) require the institution to be acquired or merge (if one or more grounds for the appointment of a conservator or receiver exist); (iii) implement various restrictions on transactions with affiliates; (iv) restrict interest rates on deposits; (v) impose further asset growth restrictions or require asset reductions; (vi) require the institution or a subsidiary to alter, reduce or terminate activities considered risky; (vii) order a new election of directors; (viii) dismiss directors and/or officers who have held office for more than 180 days before the institution became undercapitalized; (ix) require the hiring of qualified executives; (x) prohibit correspondent bank deposits; (xi) require the institution to divest or liquidate a subsidiary in danger of insolvency or a controlling company to divest any affiliate that poses a significant risk, or is likely to cause a significant dissipation of assets or earnings; (xii) require a controlling company to divest the institution if it improves the institution's financial prospects; or (xiii) require any other action the OTS determines fulfills the purposes of the PCA provisions. In addition, subject to a limited exception, the OTS is required to appoint a receiver or conservator for an institution that is critically undercapitalized.

LOANS TO ONE BORROWER

  Savings institutions are generally subject to the same loans to one borrower limitations that are applicable to national banks. With certain limited exceptions, the maximum amount that a savings institution may lend to one borrower (including certain related persons or entities of such borrower) is an amount equal to 15% of the savings institution's unimpaired capital and unimpaired surplus, plus an additional 10% for loans fully secured by readily marketable collateral. Real estate is not included within the definition of "readily marketable collateral" for this purpose. The OTS has recently amended its loan to one borrower limitation (following similar amendment of the corresponding regulation for national banks), to, among other things, define the term "unimpaired capital and unimpaired surplus" by reference to an institution's regulatory capital, and also to include in the basic 15% of capital lending limit that portion of an institution's general valuation allowances that is not includable in the institution's regulatory capital. At March 31, 1996, the maximum amount which the Company could lend to any one borrower (including related persons and entities) under the current loan to one borrower limit was $9.7 million. At March 31, 1996, the largest aggregate amount of loans which the Company had outstanding to any one borrower consisted of four loans in the amount of $16.3 million. All loans to this borrower were current. The loans were made prior to the 1989 amendment to the Home Owners Loan Act that reduced the loans to one borrower limitations for savings institutions, were within the Company's loan to one borrower limitations when made and therefore are grandfathered under applicable OTS interpretations.

FEDERAL HOME LOAN BANK SYSTEM

  The FHLB System provides a central credit facility for member institutions. As a member of the FHLB System, the Bank is required to own capital stock in its regional FHLB, the FHLB of San Francisco, in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each calendar year, or 5% of its outstanding FHLB advances (borrowings).

  Each FHLB is required to transfer a certain amount of its reserves and undivided profits to the Resolution Funding Corporation ("REFCORP"), the government entity established to raise funds to resolve troubled savings institution cases, to fund the principal and a portion of the interest on the REFCORP bonds and certain other obligations. In addition, each FHLB must transfer a percentage of its annual net earnings to a federal affordable housing program. That amount increased from 5% of the annual net earnings of the FHLB in 1990 to at least 10% of its annual net earnings in 1995 and subsequent years. As a result of these requirements, which began in 1989, the earnings of the FHLB of San Francisco were reduced and the Bank received reduced dividends on its FHLB of San Francisco stock as compared with prior periods. The Bank recorded dividend income on its FHLB of San Francisco stock in the amounts of $413,000 and $312,000 for the years ended December 31, 1995 and 1994, respectively. If dividends are further reduced, or interest on future FHLB advances increased, the Bank's net interest income would likely also be reduced. Further, there can be no assurance that the impact of recent proposed legislation on the FHLB would not cause a decrease in the value of the FHLB stock held by the Bank.

LIQUIDITY

  Federal regulations currently require savings institutions to maintain, for each calendar month, an average daily balance of liquid assets (including cash, certain time deposits, bankers' acceptances, and specified United States government, state or Federal agency obligations) equal to at least 5% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. This liquidity requirement may be changed from time to time by the OTS Director to an amount within a range of 4% to 10% of such accounts and borrowings depending upon economic conditions and the deposit flows of savings institutions. Federal regulations also require each savings institution to maintain, for each calendar month, an average daily balance of short-term liquid assets (generally those having maturities of 12 months or less) equal to at least 1% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. Monetary penalties may be imposed for failure to meet liquidity ratio requirements. For the calculation period including March 31, 1996, the total liquidity and total short-term liquidity ratios of the Bank were 7.56% and 3.82%, respectively, which exceeded the total requirements.

COMMUNITY REINVESTMENT ACT

  The Community Reinvestment Act ("CRA") requires each savings institution, as well as other lenders, to identify the communities served by the institution's offices and to identify the types of credit the institution is prepared to extend within such communities. The CRA also requires the OTS to assess, as part of its examination of a savings institution, the performance of the institution in meeting the credit needs of its communities and to take such assessments into consideration in reviewing applications for mergers, acquisitions and other transactions. An unsatisfactory CRA rating may be the basis for denying such application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings institution's CRA performance, the OTS will assign a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was rated "satisfactory" in its last CRA examination.

QUALIFIED THRIFT LENDER TEST

  Savings institutions regulated by the OTS are subject to a qualified thrift lender ("QTL") test which requires such an institution to maintain on an averaging basis at least 65% of its portfolio assets (as defined) in "qualified thrift investments." Qualified thrift investments include, in general, loans, securities and other investments that are related to housing and certain other permitted thrift investments. A savings institution's failure to remain a QTL may result in conversion of the institution to a bank charter or operation under certain restrictions including: (i) limitations on new investments and activities;
(ii) imposition of branching restrictions; (iii) loss of FHLB borrowing privileges; and (iv) limitations on the payment of dividends. At March 31, 1996, the Bank was in compliance with its QTL requirements.

SAVINGS AND LOAN HOLDING COMPANY REGULATION

  As a savings and loan holding company, the Company is subject to certain restrictions with respect to its activities and investments. Among other things, the Company is generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any savings institution or savings and loan holding company which is not a subsidiary of the Company. Prior OTS approval is required for the Company to acquire an additional savings institution as a subsidiary.

  Similarly, OTS approval must be obtained prior to any person acquiring control of the Company or the Bank. Control is conclusively presumed to exist if, among other things, a person acquires more than 25% of any class of voting stock of the institution or holding company or controls in any manner the election of a majority of the directors of the insured institution or the holding company.

  The Company is considered an "affiliate" of the Bank for regulatory purposes. Savings institutions are subject to the rules relating to transactions with affiliates and loans to insiders generally applicable to commercial banks that are members of the Federal Reserve System and certain additional limitations. In addition, savings institutions are generally prohibited from extending credit to an affiliate, other than the institution's subsidiaries, unless the affiliate is engaged only in activities which the Federal Reserve Board has determined to be permissible for bank holding companies and which the OTS has not disapproved.

  A savings and loan holding company that controls only one savings institution is exempt, if the institution meets its QTL test, from restrictions on the conduct of unrelated business activities that are applicable to other savings and loan holding companies and that are similar to the restrictions on the conduct of unrelated business activities that are applicable to bank holding companies under the Bank Holding Company Act.

SERVICE CORPORATIONS

  Federal regulations permit federal savings institutions to invest in the capital stock, obligations or other securities of certain types of subsidiaries (referred to as "service corporations") that engage in certain prescribed activities and to make loans to these corporations (and to projects in which they participate) in an aggregate amount not to exceed 2% of the institution's assets, plus an additional 1% of assets if such investment is used for community development or inner-city purposes. Additionally, federal regulations permit an institution having regulatory capital in an amount at least equal to the minimum requirements set forth in the applicable OTS regulations to make additional loans to such subsidiaries in an aggregate amount which, generally, may not exceed 100% of the regulatory capital in the case of subsidiaries of which the institution owns or controls not more than 10% of the capital stock of certain limited partnership joint ventures and 50% of regulatory capital in the case of certain other subsidiaries or joint ventures. Federal savings institutions are also permitted to invest in and maintain so-called "operating subsidiaries" (generally, subsidiaries that are engaged solely in activities the parent institution could conduct directly and meeting certain other criteria) free of such investment limitations.

RESTRICTIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

  Savings institution subsidiaries of holding companies generally are required to provide advance notice to their OTS Regional Director of any proposed declaration of a dividend on the institution's stock. Any dividend declared within the notice period, or without giving the prescribed notice, is invalid.

  Limitations are imposed under OTS regulations on "capital distributions" by savings institutions, including cash dividends, payments to repurchase or otherwise acquire an institution's shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The regulations establish a tiered system of regulation with the greatest flexibility being afforded to well-capitalized institutions.

  An institution that meets its fully phased-in capital requirements is permitted to make capital distributions during a calendar year, without prior OTS approval, of up to the greater of (i) 100% of its net income during the calendar year, plus the amount that would reduce by not more than one-half its "surplus capital ratio" at the beginning of the calendar year (the amount by which the institution's actual capital exceeded its fully phased-in capital requirement at that date) or (ii) 75% of its net income over the most recent four-quarter period. An institution that meets its current minimum capital requirements but not its fully phased-in capital requirements may make capital distributions, without prior OTS approval, of up to 75% of its net income over the most recent four-quarter period, as reduced by the amounts of any capital distributions previously made during such period. An institution that does not meet its minimum regulatory capital requirements prior to, or on a pro forma basis after giving effect to, a proposed capital distribution, or that the OTS has notified as needing more than normal supervision, is not authorized to make any capital distributions unless it receives prior written approval from the OTS or the distributions are in accordance with the express terms of an approved capital plan.

  The OTS has proposed an amendment to its capital distribution regulation to conform to its PCA regulations by replacing the current "tiered" approach summarized above with one that would allow institutions to make capital distributions that would not result in the institution falling below the PCA "adequately capitalized" capital category. Under this proposal, an institution would be able to make a capital distribution (i) without notice or application, if the institution is not held by a savings and loan holding company and received a sufficiently favorable regulatory rating of 1 or 2,
(ii) by providing notice to the OTS if, after the capital distribution, the institution would remain at least "adequately capitalized," or (iii) by submitting an application to the OTS.

  The OTS retains the authority to prohibit any capital distribution otherwise authorized under its regulations if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. The regulations also apply to direct and indirect distributions to affiliates, including those occurring in connection with corporation reorganizations.

LENDING STANDARDS

  The OTS and the other federal banking agencies have jointly adopted uniform rules on real estate lending and the related Interagency Guidelines for Real Estate Lending Policies (the "Guidelines"). The uniform rules require that institutions adopt and maintain comprehensive written policies for real estate lending. The policies must reflect consideration of the Guidelines and must address relevant lending procedures, such as loan to value limitations, loan administration procedures, portfolio diversification standards and documentation, approval and reporting requirements. Although the uniform rules do not impose specific maximum loan to value ratios, the related Guidelines state that such ratio limits established by individual institutions' boards of directors generally should not exceed levels set forth in the Guidelines, which range from a maximum of 65% for loans secured by unimproved land to 85% for improved property. No limit is set for single family residence loans, but the Guidelines state that such loans with a 90% or greater loan-to-value ratio should have private mortgage insurance or some form of credit enhancement. The Guidelines further permit a limited amount of loans that do not conform to these criteria.

                                   TAXATION

FEDERAL TAXATION

  General. The Company and the Bank report their income on a calendar year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The Company and its subsidiaries file federal income tax returns on a consolidated basis. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company.

  Tax Bad Debt Reserves. Savings institutions such as the Bank which meet certain definitional tests primarily relating to their assets and the nature of their business ("qualifying thrifts") are permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans" (generally loans secured by certain interests in real property), may be computed using a percentage based on the Bank's actual loss experience (the "experience method"), or a percentage equal to eight percent of the Bank's taxable income before such deduction (the "percentage of taxable income method"). Use of the percentage of taxable income method of calculating its deductible addition to its bad debt loss reserve has the effect of reducing the marginal rate of federal tax on the Bank's income derived from qualifying loans from 35% to 32.20%, exclusive of any minimum or environmental tax. The Bank's deduction with respect to non-qualifying loans must be computed under the experience method which allows a deduction based on the Bank's actual loss experience over a period of several years. Each year the Bank selects the most favorable way to calculate the deduction attributable to an addition to the bad debt reserve.

  The Bank presently satisfies the qualifying thrift definitional tests. If the Bank failed to satisfy such tests in any taxable year, it would be unable to make additions to its bad debt reserve. Instead, the Bank would be required to deduct bad debts as they occur and would additionally be required to recapture its bad debt reserve deductions over a multi-year period. Among other things, the qualifying thrift definitional test requires the Bank to hold at least 60% of its assets as "qualifying assets." Qualifying assets generally include cash, obligations of the United States or any agency or instrumentality thereof, certain obligations of a state or political subdivision thereof, loans secured by interests in improved residential real property or by savings accounts, student loans and property used by the Bank in the conduct of its banking business. The Bank's ratio of qualifying assets to total assets exceeded 60% through December 31, 1995. Although there can be no assurance that the Bank will satisfy the 60% test in the future, management believes that this level of qualifying assets can be maintained by the Bank.

  The amount of the addition to the reserve for losses on qualifying real property loans under the percentage of taxable income method cannot exceed the amount necessary to increase the balance of the reserve for losses on qualifying real property loans at the close of the taxable year to 6% of the balance of the qualifying real property loans outstanding at the end of the taxable year. The Bank's balance of its reserve for losses on qualifying real property loans was approximately $12.3 million as of December 31, 1995, less than 6% of its qualifying real property loans outstanding. Also, if the qualifying thrift uses the percentage of taxable income method, then the qualifying thrift's aggregate addition to its reserve for losses on qualifying real property loans cannot, when added to the addition to the reserve for losses on nonqualifying loans, exceed the amount by which (i) 12% of the amount that the total deposits or withdrawable accounts of depositors of the qualifying thrift at the close of the taxable year exceeded (ii) the sum of the qualifying thrift's surplus, undivided profits and reserves at the beginning of such year. As of December 31, 1995, the 12% of the Bank's deposits and withdrawable accounts, less its surplus, undivided profits and reserves, exceeds by approximately $33.2 million the balance of its reserve for losses on qualifying real property loans. Accordingly, the advantage to the Bank of using the percentage of taxable income method is limited.

  Legislation has been proposed that would generally repeal, effective for taxable years beginning after 1995, the above-described bad debt deduction rules available to thrift institutions such as the Bank, but would generally retain the experience method for thrift institutions having assets with average adjusted bases of $500 million or less. The proposed tax legislation would not require the recapture of bad debt reserve deductions taken prior to 1988, but would require the recapture of at least some of the bad debt reserve deductions taken by an affected thrift institution after 1987. The balance of pre-1988 bad debt reserves would continue to be subject to provisions similar to present law referred to below that require recapture in the case of certain excess distributions to shareholders. Bad debt reserve deductions required to be recaptured would generally be taken into account ratably over the six-taxable year period beginning with the first taxable year beginning after December 31, 1995. However, if an institution maintains its residential loans at a level equal to the average level of such loans for a six-year period preceding 1996, the institution would be permitted to defer recapture of its reserves for a limited period. The Company is not able to predict whether or in what form the proposed tax legislation will be enacted or the effect that such enactment would have on the Company's federal income tax liability. In addition, there may be an impact on state and local tax liability as a result of enactment of the proposed legislation. However, the Company believes that the recapture of post-1987 bad debt reserves would not have a material adverse effect on the Company.

  Distributions. To the extent that the Bank makes "nondividend distributions" to the Company such distributions will generally be considered to be made (i) from the Bank's reserve for losses on qualifying real property loans, under present law, to the extent the reserve for such losses exceeds the amount that would have been allowed under the experience method; and then to be made (ii) from the supplemental reserve for losses on loans ("Excess Distributions"), and then an amount based on the amount distributed will be included in the Bank's taxable income. Nondividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the Bank's bad debt reserve. Thus, any distributions from the Bank that would reduce amounts appropriated to the Bank's bad debt reserve and deducted for federal income tax purposes may create a tax liability. The tax treatment of non-dividend distributions under the proposed bad debt legislation is treated the same as under existing law, except that recapture of reserves for qualifying real property loans is required without regard to the portion which would have been allowed under the experience method.

  The amount of additional taxable income created from an excess distribution is an amount that when reduced by the tax attributable to the income is equal to the amount of the distribution. Thus, if certain portions of the Bank's accumulated bad debt reserve are used for any purpose other than to absorb qualified bad debt loans, such as for the payment of dividends or other distributions with respect to the Bank's capital stock (including distributions upon redemption or liquidation), approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 35% corporate income tax rate (exclusive of state taxes). The Bank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserves.

  Corporate Alternative Minimum Tax. The Code imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. The excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under an experience method is treated as a preference item for purposes of computing the AMTI. Only 90% of AMTI can be offset by net operating losses. AMTI is increased by an amount equal to 75% of the amount by which a corporation's adjusted current earnings and profits as calculated for federal income tax purposes exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). In addition, for taxable years beginning after December 31, 1986, and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modifications) over $2.0 million is imposed on corporations, including the Company, whether or not an Alternative Minimum Tax ("AMT") is paid.

  NOLs. At December 31, 1995, the Company had net operating losses aggregating approximately $9.7 million for federal income tax purposes and approximately $6.1 million for California franchise tax purposes available to offset taxable income in future tax years. The federal NOLs would expire, if unutilized, in taxable years 2009 and 2010, and the California NOLs would expire in 1999 and 2000. In addition, Section 382 of the Code provides in general that if a corporation undergoes an "ownership change" the amount of taxable income that the corporation may offset after the date of such change with NOLs and certain "built-in" losses existing at the date of such ownership change will be subject to an annual limitation that is calculated as the product of the fair market value of the corporation's equity on the date of the change and a long-term tax exempt bond rate of return that is published monthly by the IRS. In general, an "ownership change" is deemed to occur with respect to a corporation if holders of 5% or more of the capital stock of the corporation increase their aggregate percentage ownership of the corporation's stock by more than 50 percentage points over the lowest percentage of such stock owned by such holders in the aggregate at any time during a prescribed three-year testing period. For purposes of this test, an issuance of new shares of stock is, to the extent provided in regulations, considered to create a new 5% shareholder even if no person acquiring the stock in fact owns as much as 5% of the issuer stock. While the regulations of the IRS relating to the making of such determinations are complex, the Company believes that the offering of Common Stock made hereby will not cause an ownership change with respect to the Company for purposes of Section 382, but may increase the possibility that future acquisitions of shares by 5% or greater holders, or future issuances of shares by the Company, could result in such an ownership change.

STATE AND LOCAL TAXATION

  As a savings and loan holding company, the company is assessed the California franchise taxes at the rates applicable to "financial corporations." For income years ending on or after December 31, 1995, the applicable tax rate will be equal to the tax rate on general corporations (currently 9.3%) plus 2%. Under California regulations, bad debt deductions are available in computing California franchise taxes using a three or six year weighted average loss experience method. The Company and its California subsidiaries file California state franchise tax returns on a combined basis.

  California does not recognize net operating loss carrybacks to prior tax years, but does permit such losses to be carried forward to future tax years. Generally, under the California tax law, 50% of net operating losses can only be carried forward for five years. Additionally, California tax law follows the federal tax law which, in the event of a change in ownership of the Company, would limit the use of net operating loss carryovers to an amount determined by multiplying the value of the Company by the long-term tax exempt bond rate.

                       DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

  The following table sets forth certain information regarding the Board of Directors of the Company and the Bank:

                                                                          DIRECTOR DIRECTOR TERM
NAME                      AGE(1) POSITIONS HELD WITH COMPANY AND THE BANK SINCE(2)    EXPIRES
- ----                      ------ ---------------------------------------- -------- -------------
Stanley C. Weisser......    54   Director of the Company and the Bank       1986       1999
William T. Hardy, Jr. ..    52   Director of the Company and the Bank       1990       1999
Anne Bacon..............    51   Director, President and Chief Executive    1995       1998
                                 Officer of the Company and the Bank
William C. Buster,          59   Director of the Company and the Bank       1989       1998
 Jr. ...................
John D. McAlearney,         51   Chairman of the Board of Directors of      1989       1998
 Jr. ...................         the Company and the Bank
Robert G. Wiens.........    60   Director of the Company and the Bank       1986       1997
Douglas R. McAdam.......    51   Director of the Company and the Bank       1987       1997
Henry Van Mouwerik......    67   Director of the Company and the Bank       1966       1997

- --------
(1)  As of March 31, 1996.
(2) Includes years of service as a director of the Bank.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

  The following table sets forth certain information regarding the executive officers of the Company and the Bank who are not also directors.

 NAME                     AGE(1) POSITIONS HELD WITH COMPANY AND THE BANK
 ----                     ------ ----------------------------------------
 D. Brian Reider.........   45   Vice President, General Counsel and Assistant Secretary of the
                                 Company; Executive Vice President, Chief Operating Officer and
                                 General Counsel of the Bank
 David C. Gray...........   53   Treasurer and Chief Financial Officer ofthe Company; Senior
                                 Vice President and Chief Financial Officer of the Bank
 Norman E. Bellefeuille..   43   Senior Vice President and Chief Loan Officer of the Bank
 Carol A. Snodgress......   41   Vice President/Investor Relations of the Company; Senior Vice
                                 President/Retail Banking of the Bank
 Daniel L. Goehring......   44   Senior Vice President and Chief Administrative Officer of the
                                 Bank

- --------
(1)  As of March 31, 1996.

  Officers of the Company and the Bank are elected annually by the Board of Directors of the Company and the Bank, respectively.

BIOGRAPHICAL INFORMATION

 Directors

  Anne Bacon became the President, Chief Executive Officer and a Director of the Company and the Bank on April 3, 1995. Ms. Bacon is the former President and Chief Executive Officer and a former Director of First Western Financial Corporation ("First Western"), the holding company for First Western Bank, f.s.b., a Las Vegas, Nevada-based thrift institution with over $750 million in assets. From 1971 to 1985, Ms. Bacon held positions of increasing responsibility with Downey Savings and Loan Association, a Newport Beach, California-based thrift which then had over $2 billion in assets, last holding the position of Senior Vice President. In 1985,

Ms. Bacon became the Chief Operating Officer of Butterfield Savings and Loan Association ("Butterfield"), Santa Ana, California, which had $815 million in assets, and President and Chief Executive Officer in 1986. Ms. Bacon managed Butterfield for the FSLIC until its sale in 1988. Subsequently, the FSLIC appointed Ms. Bacon President of Westco Savings Bank, Culver City, California, pending its FDIC conservatorship. Prior to joining First Western, Ms. Bacon spent 16 months as President, Chief Executive Officer and Director of Pioneer Savings & Loan Association, FSLA, a small Newport Beach, California-based thrift institution.

  Robert G. Wiens has been a Director of the Bank since 1986. Mr. Wiens is the former President, Chief Executive Officer and Chairman of the Board of Directors of the Company and the Bank and retired on March 31, 1995 for health reasons.

  Douglas R. McAdam has been a Director of the Bank since 1987. Mr. McAdam is a certified public accountant and an Officer and Director of Soren McAdam Bartells, Certified Public Accountants, Inc.

  Henry H. Van Mouwerik has been a Director of the Bank since 1966. Mr. Van Mouwerik is self-employed in managing and developing family-owned properties.

  Stanley C. Weisser has been a Director of the Bank since 1986. Mr. Weisser is the President, Chief Executive Officer and a Director of Network Pharmaceuticals, Inc., which is engaged in the retail pharmacy business.

  William C. Buster, Jr. has been a Director of the Bank since 1989. Mr. Buster is the president of Wm. C. Buster, Inc., a general contracting firm, and Vespar Development Co., a residential and commercial real estate development company.

  John D. McAlearney, Jr. has been a Director of the Bank since 1989 and Chairman of the Board since 1995. Mr. McAlearney is an attorney, officer and a Director of McPeters McAlearney Shimoff & Hatt, a Professional Corporation.

  William T. Hardy, Jr. has been a Director of the Bank since 1990. Mr. Hardy is the President of Renown LLC, a company which engages in the international exporting business.

 Executive Officers Who Are Not Directors

  David C. Gray first joined the Bank in 1977 as Treasurer and Controller and became Senior Vice President and Chief Financial Officer in 1981. He is a certified public accountant.

  D. Brian Reider was a partner with Reynolds, Reider & Bawden prior to joining the Bank as Senior Vice President and General Counsel in 1989. Mr. Reider became an Executive Vice President and the Chief Operating Officer of the Bank in October 1994. Mr. Reider is also the President of REI and the Treasurer of RFI and RFSI.

  Norman E. Bellefeuille first joined the Bank in 1974 and became the Senior Vice President--Retail Lending in 1991. Mr. Bellefeuille became the Chief Loan Officer of the Bank in November 1994.

  Carol A. Snodgress first joined the Bank in 1977 and became the Senior Vice President--Retail Banking in 1991. Ms. Snodgress is also the Senior Vice President of RFI.

  Daniel L. Goehring first joined the Bank in 1972, and was promoted to Senior Vice President and Chief Administrative Officer in 1994. Mr. Goehring is also the President of RFI.

DIRECTORS' COMPENSATION

  Directors' Fees. Directors do not receive any fees for serving on the Company's Board of Directors. Non-employee directors of the Bank receive an annual retainer fee of $34,200 each, and do not receive any additional fees for attending meetings. The Chairman of the Board receives additional fees of $1,000 per month. For months in which the Vice Chairman presides over Board of Directors meetings, he receives an additional $250. The fees are paid by the Bank.

  Directors' Retirement Plan. The Bank maintains the Redlands Federal Bank Outside Directors Retirement Plan (the "Directors' Retirement Plan") for non-employee directors with six or more years of service with the Bank. The Directors' Retirement Plan provides that retiring Directors are eligible to receive an annual benefit equal to 100% of the retiring Directors' retainer fee in the last year of service which shall continue to be paid annually for a number of years, up to 15, equal to the number of years the participant served as an outside Director. In the event of a participant's death prior to payment of all benefits due to a participant under the Directors' Retirement Plan, the remaining benefits are payable to the beneficiary or beneficiaries designated by the participant or, if no such designation has been made, to the estate of the participant. An irrevocable grantor trust is maintained to hold funds for the payment of benefits under the Directors' Retirement Plan and under a deferred fee agreement with one Director. An unrelated trustee has the authority to invest the trust's assets in the Company's Common Stock. As of March 29, 1996, the trustee held 28,400 shares, or 0.06% of the Company's issued shares of Common Stock, for the benefit of participants in the Directors' Retirement Plan. Effective June 30, 1995, the Company elected to partially freeze the Directors' Retirement Plan.

  Directors' Option Plan. Under the RedFed Bancorp Inc. 1994 Option Plan for Outside Directors (the "Directors' Option Plan"), each outside Director has been granted options to purchase 17,480 shares of Common Stock at an exercise price of $8.00 per share, which was the fair market value of the shares on the date of grant (April 7, 1994). On each anniversary of the effective date of the Directors' Option Plan and to the extent options for shares are available for grants under the Directors' Option Plan, each subsequently elected outside director will be granted non-statutory stock options to purchase a number of shares of Common Stock equal to 2,185 shares or options to purchase such lesser number of shares as remain in the Directors' Option Plan. If options for sufficient shares are not available to fulfill the grant of options to an outside director, and thereafter options become available, such directors are to receive options to purchase an amount of shares of Common Stock determined by dividing pro rata among such directors the number of options available. The exercise price of each option granted to subsequent directors will be equal to the fair market value of the Common Stock on the date of the grant. All options initially granted under the Directors' Option Plan become exercisable in three equal installments commencing one year from the date of grant, provided, however, that in the event of death, disability or retirement of the participant or upon a change in control of the Company or the Bank, all options previously granted would automatically become exercisable.

  Directors' Retention and Recognition Plan. Under the Directors' Retention and Recognition Plan (the "DRP"), each outside Director was awarded 4,283 restricted shares of Common Stock. Awards to directors began vesting in five equal annual installments on April 7, 1995, the first anniversary of the effective date of the award. Awards will be fully vested upon termination of service as a Director due to death or disability of the Director, following a change in the control of the Bank or the Company or the failure of the Director to be reelected at any annual meeting of shareholders at which such Director has been duly nominated for election, unless such Director continues to serve as a consulting Director. In the event that a Director terminates service with the Bank or the Company before his or her awards have been fully vested, the Director's nonvested awards will be forfeited.

                            EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table shows, for the fiscal years ending December 31, 1995, 1994, and 1993, the cash compensation paid by the Bank, as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and those executive officers ("Named Executive Officers") of the Company, who received salary and bonus in excess of $100,000 in 1995.

                          SUMMARY COMPENSATION TABLE

                                                                        SECURITIES
                                            OTHER ANNUAL  RESTRICTED    UNDERLYING     OTHER
                                   SALARY   COMPENSATION     STOCK     OPTIONS/SARS COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR    ($)        ($)       AWARD(S)($)     (#)(2)       ($)(3)
- ---------------------------  ---- --------- ------------  -----------  ------------ ------------
Anne Bacon (4)..........     1995 $ 203,506       --      $431,720(5)     75,000          --
President and Chief
Executive Officer
Robert G. Wiens (6).....     1995   250,075   $26,504(1)         --          --       $36,534
President, Chief Execu-
 tive Officer and            1994   239,825       --       167,808(7)     69,920        5,344
Chairman of the Board        1993   234,125       --             --          --           --
David C. Gray, CPA......     1995   116,100       --             --          --         7,655
Senior Vice President
 and                         1994   113,725       --        65,728(7)     17,480        4,056
Chief Financial Officer      1993   107,400       --             --          --           --
D. Brian Reider.........     1995   134,200       --             --          --         8,849
Executive Vice Presi-
 dent,                       1994   116,730       --        51,960(7)     17,480        4,160
Chief Operating Officer      1993   105,850       --             --          --           --
and General Counsel
Norman E. Bellefeuille,
 Jr.....................     1995   107,092       --             --          --         7,067
Senior Vice President--      1994   101,072       --        65,728(7)     17,480        3,600
Chief Loan Officer           1993    87,640       --             --          --           --

- --------
(1) Includes an automobile valued at $25,762 provided to Mr. Wiens in 1995 as part of his severance agreement.
(2) The options granted to Messrs. Gray, Reider, and Bellefeuille under the Stock Option Plan become exercisable in five equal annual installments, commencing on April 7, 1995. The options granted to Ms. Bacon under the Incentive Plan become exercisable in five equal annual installments commencing on April 25, 1996. The options granted to Mr. Wiens under the Stock Option Plan became exercisable upon his retirement.
(3) Includes $26,642 contributed by the Bank under the Deferred Compensation Plan to Mr. Wiens for fiscal 1995. Includes $9,892, $7,655, $8,849 and $7,067 contributed by the Bank pursuant to the ESOP and allocated respectively for the benefit of Messrs. Wiens, Gray, Reider and Bellefeuille for fiscal 1995.
(4) Ms. Bacon was appointed President and Chief Executive Officer of the Company and the Bank, effective April 3, 1995.
(5) Pursuant to the Incentive Plan, Ms. Bacon was awarded 43,000 performance restricted stock awards which had a market value of $431,720 on the date of grant. 12,600 shares have vested to date and 30,400 shares vest on April 25, 2000, subject to the discretionary authority of the Board of Directors to accelerate vesting, in whole or in part, based upon performance. Under the Incentive Plan, when awards become vested and are distributed, the recipient is also entitled to receive an amount equal to accumulated dividends and any earnings thereon and all awards vest upon a change in control. In the event of retirement, death or disability, restricted awards will vest in proportion to the amount of the restricted period that has then elapsed.
(6) Mr. Wiens retired from his position as President and Chief Executive Officer of the Company and the Bank effective March 31, 1995.
(7) Pursuant to the Bank's Recognition and Retention Plan ("RRP"), Messrs. Wiens, Gray, Bellefeuille and Reider were awarded 20,976, 8,216, 8,216 and 6,495 shares of Common Stock, respectively, in fiscal 1994, which had a market value of $8.00 per share on the date of grant. Such awards vest in five annual installments commencing on April 7, 1995, one year from the date of grant. Under the RRP, when shares become vested and are distributed, the recipient will also receive an amount equal to accumulated dividends and any earnings thereon and awards will be fully vested upon termination of employment due to death, disability or following a change of control. If a recipient terminates employment due to retirement, such awards will continue to be earned in annual installments of 20% if the Compensation Committee determines that such recipient is expected to continue to provide valuable services to the Bank. At December 31, 1995, the shares held by Messrs. Wiens, Gray, Bellefeuille and Reider had a market value of $10.125 per share.

  EMPLOYMENT AGREEMENTS. The Bank and the Company have each entered into an employment agreement with Ms. Bacon providing for a two-year term. Commencing on the first anniversary date and continuing on each anniversary date thereafter, the Board of Directors of the Bank and the Company may extend the agreements for an additional year such that the remaining term shall be two years, unless written notice of non-renewal is given by the Boards of Directors after conducting a performance evaluation of Ms. Bacon. The agreements provide for an annual base salary of $250,000, which will be reviewed at least annually, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Payments to Ms. Bacon under the Bank's employment agreement are guaranteed by the Company in the event that payments or benefits are not paid by the Bank. The employment agreements may be terminated by the Bank or the Company for cause at any time.

  In the event the Bank or the Company chooses to terminate Ms. Bacon's employment for reasons other than for cause or for disability, or in the event of Ms. Bacon's resignation from the Bank and the Company upon (each of the following, an "Event of Termination"): (i) failure to re-elect Ms. Bacon to her current offices; (ii) a material change in her functions, duties or responsibilities, or relocation of her principal place of employment, or a material reduction in benefits or perquisites; (iii) liquidation or dissolution of the Bank or the Company; or (iv) a breach of the agreement by the Bank or the Company, Ms. Bacon or, in the event of death, her beneficiary would be entitled to receive an amount equal to the payments due for the remaining term of the employment agreements including base salary for the remaining term of the agreements (not to exceed one year of base salary) and any bonuses and other cash compensation paid or expected to be paid to Ms. Bacon in the year of the Event of Termination, and the amount of benefits received or to be received pursuant to any employee benefit plan at the time of termination including all payments made to Ms. Bacon, or for her benefit, during the twelve months preceding termination. The Bank and the Company will also continue Ms. Bacon's life, health and disability coverage for one year to the extent allowed by the plans or policies maintained by the Company or the Bank from time to time.

  If termination of employment follows a "change in control" of the Bank or the Company, as defined in the employment agreements, Ms. Bacon or, in the event of death, Ms. Bacon's beneficiary is entitled to a severance payment equal to the greater of: (1) the payments due under the remaining term of the employment agreements; or (2) two times the average of the five (5) preceding years' base salary or such lesser number of years Ms. Bacon was employed, including bonuses and the amount of contributions made or to be made to employee benefit plans on her behalf. The Bank and the Company will also continue Ms. Bacon's life, health and disability coverage for two years to the extent allowed by the plans or policies maintained by the Company or Bank from time to time. In the event of a change in control, based upon 1995 salary, Ms. Bacon would receive approximately $500,000 in severance payments in addition to other cash and noncash benefits provided under the agreements.

  The Bank and the Company had previously entered into employment agreements with Robert G. Wiens, the former President and Chief Executive Officer of the Company. The employment agreements with Mr. Wiens contained substantially the same terms as the employment agreements described above with the exception of the term, which was three years for Mr. Wiens. Mr. Wiens retired as Chairman, President and Chief Executive Officer of the Bank and the Company on March 31, 1995.

  Payments and benefits under the employment agreements may constitute an excess parachute payment under Section 280G of the Code, resulting in the imposition of an excise tax on the recipient and denial of the deduction for such payments to the Company and the Bank.

  CHANGE IN CONTROL AGREEMENTS. The Company and the Bank have entered into two-year change in control agreements with Messrs. Reider, Gray, Bellefeuille and Goehring and Ms. Snodgress. Commencing on the first anniversary date of the Bank's conversion from mutual to stock form and continuing on each anniversary thereafter, the agreements may be extended by the Board of Directors of the Bank for an additional 12 months so that the remaining term is 24 months. Each agreement provides that at any time following a change in control of the Bank, if the Company or the Bank terminates the employee's employment for any reason other than cause, or if the employee terminates his or her employment following demotion, loss of title, office or significant authority, a reduction in compensation, or relocation of the principal place of employment, the employee or, in the event of death, the employee's beneficiary, would be entitled to receive a payment equal to two times the employee's then current annual compensation, including bonuses and any other cash compensation. The Bank and the Company will also continue the employee's life, health, and disability coverage for the remaining unexpired term of his or her agreement to the extent allowed by the plans or policies maintained by the Company or Bank from time to time. Payments to the employee under the change in control agreements will be guaranteed by the Company in the event that payments or benefits are not paid by the Bank. If a change in control occurs, based upon current annual compensation, the amounts payable in the aggregate to the above-referenced executive officers would be approximately $268,400, $232,200 and $214,184 in addition to other cash and noncash benefits provided for under the Change in Control Agreements for Messrs. Reider, Gray and Bellefeuille, respectively.

  Payments and benefits under the Change in Control Agreements may constitute an excess parachute payment under Section 280G of the Code, resulting in the imposition of an excise tax on the recipient and denial of the deduction for such payments to the Company and the Bank.

  CONSULTING AGREEMENT. Mr. Wiens has entered into a consulting agreement with the Bank (the "Consulting Agreement"). The Consulting Agreement will continue through April 30, 2000. Under the terms of the Consulting Agreement, Mr. Wiens will be available to advise the Bank as to strategies for dealing with business issues it may confront, as well as providing certain historical information regarding prior business. Mr. Wiens is compensated on an hourly basis for any advice he may render. During the year ended December 31, 1995, Mr. Wiens received no payments pursuant to the Consulting Agreement.

  STOCK OPTION PLAN AND INCENTIVE PLAN. The Company maintains the RedFed Bancorp Inc. 1994 Incentive Stock Option Plan (the "Stock Option Plan") and the 1995 Long Term Incentive Plan (the "Incentive Plan") which provide discretionary awards of stock options, stock appreciation rights ("SARs") and other awards to officers and key employees as determined by a committee of disinterested Directors. The following table lists all grants of options under the Stock Option Plan or the Incentive Plan to the Named Executive Officers for 1995 and contains certain information about the potential value of those options based upon certain assumptions as to the appreciation of the Company's stock over the life of the option.

                    OPTIONS/SARS GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL REALIZED VALUE AT
                                                                              ASSUMED ANNUAL RATES OF
                                                                             STOCK PRICE APPRECIATION
                             INDIVIDUAL GRANTS                                    FOR OPTIONS(1)
- --------------------------------------------------------------------------- ---------------------------
                                         PERCENT OF
                           NUMBER OF       TOTAL
                           SECURITIES   OPTION/SARS
                           UNDERLYING    GRANTED TO  EXERCISE OR
                          OPTIONS/SARS  EMPLOYEES IN BASE PRICE  EXPIRATION
NAME                     GRANTED (#)(2) FISCAL YEAR    ($/SH)       DATE         5%           10%
- ----                     -------------- ------------ ----------- ---------- ---------------------------
Anne Bacon..............     75,000         100%       $10.04     4/25/05   $    474,390 $    1,197,270

- --------
(1) The amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions. There is no assurance that the amounts reflected in this table will be realized.
(2) The options become exercisable in five equal annual installments beginning April 25, 1996 and become exercisable in full upon a change in control. In addition, vesting may be accelerated by the Compensation and Benefits Committee. The option term is ten years. Under limited circumstances, such as death, disability or normal retirement of an employee, the employee (or his beneficiary) may request that the Company, in exchange for the employee's surrender of an option, pay to the employee (or beneficiary), the amount by which the fair market value of the Common Stock exceeds the exercise price of the option on the date of the employee's termination of employment. It is within the Company's discretion to accept or reject such a request.

  The following table provides certain information with respect to the options held by the Named Executive Officers as of December 31, 1995.

                       FISCAL YEAR-END OPTION/SAR VALUES

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-
                            SHARES                    OPTIONS/SARS AT FISCAL     THE-MONEY OPTIONS/SARS AT
                         ACQUIRED ON     VALUE              YEAR END(#)              FISCAL YEAR END($)
NAME                     EXERCISE (#) REALIZED ($) EXERCISABLE/UNEXERCISABLE(1) EXERCISABLE/UNEXERCISABLE(2)
- ----                     ------------ ------------ ---------------------------- ----------------------------
Anne Bacon..............     --           --                   0/75,000                 $    0/6,375
Robert G. Wiens.........     --           --                   69,920/0                    148,580/0
D. Brian Reider.........     --           --               3,496/13,984                 7,429/29,716
David C. Gray, CPA......     --           --               3,496/13,984                 7,429/29,716
Norman E. Bellefeuille,
 Jr.....................     --           --               3,496/13,984                 7,429/29,716

- --------
(1) The options held by Messrs. Wiens, Reider, Gray and Bellefeuille have an exercise price of $8.00 and, except for the options held by Mr. Wiens, which are currently exercisable, became exercisable at an annual rate of 20% beginning April 7, 1995. The options held by Ms. Bacon have an exercise price of $10.04 and become exercisable at an annual rate of 20% beginning April 25, 1996. The options will expire ten years from the date of grant.
(2) Based on the $10.125 market value of the underlying stock at December 31, 1995, minus the exercise price.

  DEFINED BENEFIT PLAN. The Bank currently maintains a qualified noncontributory defined benefit plan (the "Retirement Plan"). All employees are eligible to participate in the Retirement Plan on the first day of the month following the date on which one hour of service is performed. The Bank's contribution to the Retirement Plan in 1995 was approximately $145,000. Effective June 30, 1995, the Retirement Plan was frozen and participants ceased the accrual of additional benefits thereunder although vesting will continue according to the terms of the Retirement Plan. Pursuant to the Retirement Plan, an unrelated trustee has the authority to invest up to 10 percent of the plan assets in the Common Stock. As of March 29, 1996, the trustee held 158,845 shares, or 3.71% of the outstanding shares of Common Stock, for the benefit of participants in the Retirement Plan.

  The following table sets forth the estimated annual benefits payable upon retirement at age 65 in calendar year 1995, expressed in the form of a single life annuity, for the final average salary and benefit service classifications specified pursuant to the Retirement Plan.

                        BENEFITS UNDER RETIREMENT PLAN

                                       YEARS OF SERVICE(1)
                        ---------------------------------------------------------------
      REMUNERATION         15             20           25           30            35
      ------------      --------        ------       ------       -------       -------
        $25,000            8,951        11,935       14,231        16,527        18,823
         50,000           18,232        24,309       29,012        33,714        38,416
         75,000           27,513        36,684       43,793        50,901        58,010
        100,000           36,794        49,059       58,574        68,089        77,604
        150,000(2)      55,357(2)       73,809       88,136       102,463       116,791

- --------
(1) Benefit accruals were frozen at June 30, 1995.
(2) For 1995, the maximum compensation for Retirement Plan purposes under Code
    Section 401(a)(17) is $150,000 and the maximum annual defined benefit payable under Code Section 415 is $120,000. The amounts shown above were determined without regard to any combined defined benefit/defined contribution limit under Code Section 415.

  The following table sets forth the years of credited service (i.e., benefit service) as of June 30, 1995 (the freeze date of the Retirement Plan) for each of the individuals named in the Summary Compensation Table.

                    CREDITED SERVICE UNDER RETIREMENT PLAN

                                                                      CREDITED
                                                                     SERVICE(1)
                                                                    ------------
                                                                    YEARS MONTHS
                                                                    ----- ------
Anne Bacon(2)......................................................    0     3
Robert G. Wiens(3).................................................   38     6
D. Brian Reider....................................................    6     3
David C. Gray, CPA.................................................   18     2
Norman E. Bellefeuille, Jr.........................................   20     8

- --------
(1) Assumes 0.5 years of credited service was earned by all participants active throughout 1995.
(2) Ms. Bacon's date of hire was April 3, 1995.
(3) Mr. Wiens terminated service at December 31, 1994.

  DEFERRED COMPENSATION PLAN. The Deferred Compensation Program of Redlands Federal Bank (the "Deferred Compensation Plan") is a supplemental benefit plan for executives designated by the Board. Participants are entitled to receive benefits upon attaining the normal retirement age of 65 years. The supplemental retirement benefit is the amount payable in monthly installments during the joint lifetime of the participant and his or her spouse. The payment is equal to the excess of the amount that would be payable under the Retirement Plan, over the maximum permissible benefit determined under Section 401(a)(17) and 415 of the Code. Upon the death of the participant, the participant's spouse will continue to receive 50% of the benefit that had been paid to the participant, continuing until the death of the spouse. Upon the early retirement, the Supplemental Retirement Benefit is reduced by 0.40% for each month that the participant's retirement date precedes his or her 60th birthday.

  Under the Deferred Compensation Plan, the Bank also maintains a Supplemental Profit Sharing Account ("Account") for each participant. The participants' Accounts are credited annually with an amount by which the Bank's contribution under the Profit Sharing Plan exceeds the limit determined by Sections 401(a)(17) and 415 of the Code. The amount in the Account is then paid to the participant in one lump sum upon normal retirement. In the event of the participant's death before retirement, the lump sum is payable to the participant's designated beneficiary. Upon disability, the participant is entitled to receive the entire lump sum. An unrelated trustee has the authority to invest Plan trust assets in the Company's common stock. As of March 29, 1996, the trustee held 54,865 shares, or 1.28% of the Company's outstanding shares of Common Stock, for the benefit of participants in the Deferred Compensation Plan. Effective June 30, 1995, the Company elected to freeze the Deferred Compensation Plan.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of March 31, 1996 certain information concerning the shares of the Company's Common Stock owned by each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, by each of the Directors and Named Executive Officers of the Company and for all Directors and executive officers as a group (including in each case all "associates" of such persons).

                                           AMOUNT AND NATURE
                NAME AND ADDRESS             OF BENEFICIAL           PERCENT
               OF BENEFICIAL OWNER           OWNERSHIP(1)            OF CLASS
               -------------------         -----------------         --------
        Thomson Horstmann & Bryant Inc.
        Park 80 West, Plaza Two
        Saddle Brook, New Jersey 07663          466,400(2)            10.70%
        First Manhattan Corporation
        437 Madison Avenue
        New York, New York 10022                432,310(3)             9.90
        Redlands Federal Bank ESOP
        300 East State Street
        Redlands, California 92373              305,900(4)             7.00
        Anne Bacon                               29,600(7)             0.68
        Norman E. Bellefeuille, Jr.              24,012(5)(8)(9)(10)   0.55
        William C. Buster, Jr.                   59,637(5)(6)          1.36
        William T. Hardy, Jr.                    23,062(5)(6)          0.53
        Douglas R. McAdam                        31,562(5)(6)          0.72
        John D. McAlearney, Jr.                  62,887(5)(6)          1.44
        Henry H. Van Mouwerik                    40,937(5)(6)          0.94
        Stanley C. Weisser                       59,637(5)(6)          1.36
        Robert G. Wiens                         171,210(5)(8)(9)(10)   3.92
        David C. Gray                            28,882(5)(8)(9)(10)   0.66
        D. Brian Reider                          15,305(5)(8)(9)(10)   0.35
        All directors and executive
         officers as a group (13 persons)       593,702(11)           13.47%

- --------
 (1) Each person whose shares are included herein, exercises sole (or shared with spouse, relative or affiliate) voting and dispositive power as to the shares reported.
 (2) Based upon information in a Schedule 13G filed with the Commission by Thomson Horstmann & Bryant, Inc. on January 12, 1996.
 (3) Based upon information in a Schedule 13G filed with the Commission by First Manhattan Corporation on February 6, 1996.
 (4) A committee consisting of directors Henry Van Mouwerik, John D. McAlearney, Jr., Robert G. Wiens, and Anne Bacon, and officers David C. Gray, Daniel Goehring and Patricia M. Dillard has been appointed to administer the ESOP (the "ESOP Committee"). Imperial Trust Company has been appointed as the trustee for the ESOP ("ESOP Trustee") by the Board of Directors. The ESOP Committee may instruct the ESOP Trustee regarding investment of funds contributed to the ESOP. The ESOP Trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. As of May 31, 1996, 87,400 shares have been allocated to participants' accounts. Under the ESOP, unallocated shares held in the suspense account will be voted by the ESOP Trustee in a manner calculated most accurately to reflect the instructions it has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

 (5) Includes 16,781, 6,573, 6,573 and 5,196 shares awarded to Messrs. Wiens, Gray, Bellefeuille and Reider, respectively, under the RRP and includes 3,427 shares each awarded to Messrs. McAdam, Van Mouwerik, Weisser, Buster, McAlearney and Hardy, respectively, under the DRP, as to which voting may be directed. Awards vest in five equal installments, the first of which commenced on April 7, 1995.
 (6) Includes 11,653 shares subject to currently exercisable options granted to Messrs. McAdam, Van Mouwerik, Weisser, Buster, McAlearney and Hardy, respectively, under the Directors' Option Plan, which began vesting on April 7, 1995, one year from the date of grant. Does not include 5,827 shares subject to options granted to each of Messrs. McAdam, Van Mouwerik, Weisser, Buster, McAlearney and Hardy, respectively, under the Directors' Option Plan which will vest on April 7, 1997.
 (7) Includes 15,000 shares subject to currently exercisable options granted under the Incentive Plan. Does not include 60,000 shares subject to options which become exercisable in four equal annual installments commencing April 25, 1997. Includes 12,600 performance restricted stock awards granted under the Incentive Plan which have vested. Does not include 30,400 performance restricted stock awards which vest April 25, 2000, subject to the discretionary authority of the Board of Directors to accelerate vesting, in whole or in part, based upon performance. See "Executive Compensation--Stock Option Plan and Incentive Plan."
 (8) Includes 69,920, 6,992, 6,992 and 6,992 shares subject to currently exercisable options granted to Messrs. Wiens, Gray, Bellefeuille and Reider, respectively, under the Stock Option Plan which began vesting on April 7, 1995, one year from the date of grant. Does not include 10,488 shares subject to options granted to each of Messrs. Gray, Bellefeuille and Reider under the Stock Option Plan which become exercisable in three equal annual installments, the first of which commences on April 7, 1997.
 (9) Includes 53,668, 13,660, 9,174 and 1,722 shares held in the Employer Stock Fund of the Redlands Federal Bank Employee Profit Sharing Plan and Trust and allocated to the accounts of Messrs. Wiens, Gray, Bellefeuille and Reider, respectively, as to which voting may be directed.
(10) Includes 1,645, 1,394, 1,263 and 1,148 shares allocated to Messrs. Wiens, Reider, Gray and Bellefeuille, respectively, under the ESOP.
(11) Includes 69,918 shares subject to options granted under the Directors' Option Plan and 105,055 shares with respect to all executive officers which may be acquired through the exercise of stock options granted under the Incentive Option Plan, 20,556 shares awarded to directors and held in trust under the DRP, and 47,416 shares awarded to executive officers and held in trust under the RRP. Includes 12,600 shares awarded under the Incentive Plan and 15,000 shares subject to options currently exercisable granted under the Incentive Plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Federal law and the Bank's policy require that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to an executive officer or director in excess of the greater of $25,000 or 5% of the Bank's capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Bank's Board of Directors.

  Set forth below is information at December 31, 1995 as to those loans made by the Bank to directors and executive officers on preferential terms in accordance with applicable law and regulations prior to August 1989 that represented aggregate indebtedness of the borrower exceeding $60,000 at any time since January 1, 1995:

                 CERTAIN LOANS MADE TO DIRECTORS AND OFFICERS

                                           HIGHEST BALANCE
                         DATE OF MATURITY OUTSTANDING SINCE   BALANCE AS OF     LOAN   INTEREST
NAME                      LOAN   OF LOAN   JANUARY 1, 1995  DECEMBER 31, 1995   TYPE   RATE(1)
- ----                     ------- -------- ----------------- ----------------- -------- --------
Robert G. Wiens.........  1986     2017       $215,958          $210,564      Mortgage   5.36%
David C. Gray, CPA......  1988     2019        187,837           183,246      Mortgage   5.36
D. Brian Reider.........  1989     2019        177,618           173,719      Mortgage   5.36
Carol A. Snodgress......  1985     2015         95,544            92,778      Mortgage   5.36

- --------
(1) All interest rates shown are adjustable pursuant to specified indices.

                          DESCRIPTION OF COMMON STOCK

GENERAL

  The Company's Certificate of Incorporation authorizes the Company to issue up to 15,000,000 shares of Common Stock, par value of $0.01 per share, and 3,000,000 shares of preferred stock, par value of $0.01 per share. As of May 31, 1996, the Company had outstanding 4,370,419 shares of Common Stock and no shares of preferred stock. All issued and outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights and are not subject to further call or assessment in their capacities as such.

  Dividends. Subject to the rights of the holders of any preferred stock then outstanding, dividends may be paid to the holders of Common Stock when, as and if, declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock to date and has no present plans to do so.

  Voting Rights. Holders of Common Stock are entitled to one vote per share and do not have the right to cumulate votes in the election of Directors. Certain matters as described below require an 80% shareholder vote.

  Limitation on Voting Rights. The Company's Certificate of Incorporation provides that in no event shall any record owner of outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined for this purpose pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes shares beneficially owned by such person or any of his or her Affiliates (as defined in the Certificate of Incorporation), shares which such person or his or her Affiliates have the right to acquire upon the exercise of conversion rights, options or otherwise and shares as to which such person and his or her Affiliates have or share investment or voting power, but does not include shares beneficially owned by the Bank's Employee Stock Ownership Plan and Trust or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and his or her affiliates. The Certificate of Incorporation of the Company further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock.

  Transfer Agent And Registrar. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

FACTORS AFFECTING ACQUISITIONS OF CONTROL

  The provisions of the Company's Certificate of Incorporation and Bylaws and the statutes and regulations summarized in the following paragraphs may be deemed to have an anti-takeover effect and are intended to discourage non-negotiated changes in control of the Company. Such provisions may also have the effect of making it more difficult to acquire or exercise control of the Company in transactions deemed by the Board of Directors not to be in the best interests of all stockholders, or making it more difficult to effect changes in the Company's management.

  Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Company's Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain specified "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, such Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of the Company and any other affected class of stock. Under the Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an "Interested Stockholder"

(as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Interested Stockholder and were Directors prior to the time when the Interested Stockholder became an Interested Stockholder; or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares, in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock is required. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company.

  Evaluation of Offers. The Company's Certificate of Incorporation provides that the Board of Directors of the Company, when evaluating any offer of another "Person" (as defined therein) to (i) make a tender or exchange offer for any equity security of the Company; (ii) merge or consolidate the Company with another corporation or entity; or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interest of the Company and the Company's stockholders, give due consideration to, among other things, the social and economic effect of acceptance of such offer on the Company's customers, on the communities in which the Company operates or is located and on the ability of the Bank to fulfill the objectives of a federally chartered stock savings bank under applicable statutes and regulations. The consideration of these factors by the Board of Directors may place the Board of Directors in a stronger position to oppose a transaction if the Board concludes, based upon any of the foregoing factors, that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

  Board of Directors. The Board of Directors of the Company is required under the Company's Certificates of Incorporation and Bylaws to be divided into three classes, each of which must contain approximately one-third of the whole number of the members of the Board. Each class serves a staggered term, with approximately one-third of the total number of Directors being elected each year. Thus, a person seeking control of the Company would not be able to elect a majority of Directors in any one year.

  The Company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the Directors. This provision will impede the ability of a holder of a substantial amount of Common Stock to increase the authorized number of the Company's Directors and to elect such holder's designees to fill those positions. In addition, the Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board shall be filled for the remainder of the unexpired term exclusively by a majority vote of the Directors then in office.

  Cumulative voting is not authorized under the Company's Certificate of Incorporation or the Company's Bylaws. Because the holder of less than a majority of the Common Stock cannot be assured of representation on the Board of Directors without the support of other stockholders, the absence of cumulative voting for Directors makes the ability of a minority stockholder to elect Directors less certain and thus may discourage accumulations of Common Stock or proxy contests that could result in changes in the Company's management.

  The Company's Certificate of Incorporation provides that a Director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and upon the vote of 80% of the outstanding shares of voting stock. This provision could have the effect of delaying the removal of a Director that up to 80% of the stockholders believe should be removed.

  Special Meetings and Action by Written Consent. The Company's Certificate of Incorporation provides that special meetings of stockholders may only be called by the Board of Directors of the Company. The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at an annual or special meeting and prohibits stockholder action by written consent.

  Regulatory Restrictions. For a period of three years from April 7, 1994, the date of the Bank's conversion, the prior written approval of the OTS will be required before any person may, directly or indirectly, acquire or make any offer to acquire the beneficial ownership of any stock or other equity security of the Company if, after such acquisition or consummation of such offer, such person would be the beneficial owner of more than 10% of such class of stock or other class of equity security of the Company. Under OTS regulations, the holding of revocable proxies can be a factor in determining whether a person is deemed to have acquired beneficial ownership for purposes of this regulatory restriction. Accordingly, such regulatory restriction may limit the ability of a potential acquiror to solicit or hold revocable proxies absent OTS approval.

  Delaware Stockholder Protection Act. The State of Delaware has enacted a law designed to provide Delaware corporations with significant additional protection against hostile takeovers. The statute, which is codified at
Section 203 of the Delaware General Corporation Law ("Section 203"), is intended to discourage certain abusive takeover practices by impeding the ability of a hostile acquiror to engage in certain self-dealing transactions with the target company.

  In general, Section 203 provides that a person who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date that such person became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporation transactions, including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

  The statute exempts the following actions from the requirements of Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction in which such person became an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, calculated without regard to those shares owned by the corporation's officers, directors or certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the shares not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed prior to the consummation or abandonment of certain other acquisition proposals and which are approved or not opposed by a majority of the members of the Board of Directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years. A corporation may exempt itself from the requirements of the statute by adopting an amendment of its certificate of incorporation or by bylaws electing not to be governed by Section 203. The Board of Directors of the Company does not intend to propose any such amendment.

  The constitutionality of Section 203 has been challenged by potential acquirors, whose legal positions have been supported in court by an amicus curiae brief filed by the Commission. However, in three cases involving Delaware corporation law, federal district court judges upheld the constitutionality of Section 203. Because no appellate court has yet ruled on
Section 203, the section's validity has not been definitively established. In another case, the United States Supreme Court upheld the validity of a "control share acquisitions" statute in Indiana. The Indiana statute provides that entities that acquire "control shares" in certain corporations incorporated in Indiana may not vote such shares unless a majority of the corporation's disinterested stockholders consent to such vote at their next regularly scheduled meeting or at a special meeting called for that purpose. Although this decision may represent a reversal of the judicial trend toward holding tender offer and other state anti-takeover statutes unconstitutional, its effect on the constitutionality of the Delaware statute is uncertain.

  Change in Bank Control Act. The Change in Bank Control Act and the savings and loan holding company provisions of the Home Owners' Loan Act, together with the regulations of the OTS under those Acts, require that the consent of the OTS be obtained prior to any person or company acquiring "control" of a savings association or a savings and loan holding company. Upon acquiring control, such person or company will be deemed to be a savings and loan holding company. Control is conclusively presumed to exist if any individual or company acquires more than 25% of any class of voting stock of the savings association. Control is rebuttably determined to exist if the person acquires more than 10% of any class of voting stock (or more than 25% of any class of nonvoting stock) and is subject to any of several "control factors." The control factors relate to, among other matters, the relative ownership position of a person, the percentage of debt and equity of the savings association controlled by the person, agreements giving the person influence over a material aspect of the operations of the association and the number of seats on the Board of Directors of the savings association held by the person or his designees. The regulations provide a procedure for challenge of the rebuttable control determination. Restrictions applicable to the operations of savings and loan holding companies and conditions imposed by the OTS in connection with its approval of companies to become savings and loan holding companies may deter companies from seeking to obtain control of the Company. See "Regulation and Supervision--Savings and Loan Holding Company Regulation."

                                 UNDERWRITING

  Montgomery Securities (the "Underwriter") has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company 2,600,000 shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter is committed to purchase all of such shares if any are purchased.

  The Underwriter has advised the Company that it proposes initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriter may allow to selected dealers a concession of
not more than   per share, and the Underwriter may allow, and such dealers may
reallow, a concession of not more than   per share to certain other dealers.
The Common Stock is offered subject to receipt and acceptance by the Underwriter, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriter, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 390,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,600,000 shares to be purchased by the Underwriter. To the extent that the Underwriter exercises this option, the Underwriter will be committed, subject to certain conditions, to purchase such additional shares. The Underwriter may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

  All of the Company's executive officers and directors have agreed that, for a period of 180 days after the first date on which any shares of Common Stock are released for sale to the public, they will not, without the prior written consent of the Underwriter, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock. In addition, the Company has agreed that, for a period of 180 days after the first date on which any shares of Common Stock are released for sale to the public, it will not, without the prior written consent of the Underwriter, offer to sell, issue, sell, grant options to purchase or otherwise dispose of any of its equity securities, or securities convertible into or exchangeable for its equity securities, except
(i) the shares of Common Stock offered hereby and (ii) shares of Common Stock issued pursuant to exercise of outstanding options discussed in this Prospectus.

  The Underwriter may from time to time provide investment banking services to the Company.

  In connection with this Offering, the Underwriter may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of, among other things, displaying bids on Nasdaq limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of a passive market maker's average daily trading volume in the Common Stock during a specified prior period. Purchases by the passive market maker must be discontinued for any day on which such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Los Angeles, California, and certain legal matters will be passed upon for the Underwriter by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                      REDFED BANCORP INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Consolidated Statements of Financial Condition--March 31, 1996
 (unaudited) and December 31, 1995 and 1994..............................  F-3
Consolidated Statements of Operations--Three months ended March 31, 1996 and 1995 (unaudited) and years ended December 31, 1995, 1994 and 1993...  F-4
Consolidated Statements of Stockholders' Equity--Three months ended March
 31, 1996 (unaudited) and years ended December 31, 1995, 1994 and 1993...  F-5
Consolidated Statements of Cash Flows--Three months ended March 31, 1996 and 1995 (unaudited) and years ended December 31, 1995, 1994 and 1993...  F-6
Notes to Consolidated Financial Statements...............................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
RedFed Bancorp Inc.
Redlands, California:

  We have audited the accompanying consolidated statements of financial condition of RedFed Bancorp Inc. and subsidiaries (the Company) as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RedFed Bancorp Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Orange County, California
February 9, 1996

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31
                                                    MARCH 31,  ----------------
                                                      1996      1995     1994
                                                   ----------- -------  -------
                                                   (UNAUDITED)
                     ASSETS
Cash and cash equivalents (note 2)...............   $ 31,253    30,985   23,074
Loans held for sale at lower of cost or market
 value (note 5)..................................      5,568     4,578      381
Mortgage-backed securities available-for-sale at
 fair value (note 4).............................     25,005    26,501   15,199
Investment securities held-to-maturity (estimated
 aggregate fair value of $38,234, $41,057 and
 $36,638 at March 31, 1996 (unaudited) and
 December 31, 1995 and 1994) (note 3)............     38,797    41,655   38,899
Mortgage-backed securities held-to-maturity
 (estimated aggregate fair value of $30,887,
 $25,276 and $66,032 at March 31, 1996
 (unaudited) and December 31, 1995 and 1994)
 (notes 4 and 12)................................     31,494    25,615   64,772
Loans receivable, net (notes 5, 11 and 12).......    666,583   678,406  732,751
Accrued interest receivable (note 7).............      4,909     5,014    4,590
Federal Home Loan Bank stock, at cost (note 12)..      7,003     6,914    8,561
Real estate acquired through foreclosure, net
 (notes 8 and 12)................................     15,765    24,560   31,041
Real estate held for sale or investment, net
 (note 8)........................................      1,651     1,698   10,228
Premises and equipment, net (note 9).............     17,390    17,619   19,164
Prepaid expenses and other assets................     12,277     8,005   11,929
Deferred income taxes (note 10)..................        264       264      264
                                                    --------   -------  -------
    Total assets.................................   $857,959   871,814  960,853
                                                    ========   =======  =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 11).............................   $769,679   776,528  805,334
  Other borrowed money (note 12).................     24,534    31,133   80,085
  Accrued expenses and other liabilities (notes
   6, 13 and 15).................................     14,380    14,982   18,533
  Deferred income................................      1,037     1,093    1,393
                                                    --------   -------  -------
    Total liabilities............................    809,630   823,736  905,345
                                                    --------   -------  -------
Commitments and contingencies (notes 6, 12, 15
 and 16)
Stockholders' equity (notes 13, 14 and 19):
  Common stock, $.01 par value. Authorized
   15,000,000 shares; issued and outstanding
   4,370,419, 4,370,000 and 4,370,000 at March
   31, 1996 (unaudited) and December 31, 1995 and
   1994..........................................         44        44       44
  Additional paid-in capital.....................     32,629    32,608   32,565
  Retained earnings--substantially restricted
   (notes 10, 14 and 19).........................     19,511    18,570   26,655
  Deferred compensation (note 13)................     (2,290)   (2,430)  (2,988)
  Treasury stock, 83,265 and 85,830 shares at
   March 31, 1996 (unaudited) and December 31,
   1995 (note 13)................................       (860)     (888)     --
  Unrealized gains (losses) on securities
   available for sale............................       (705)      174     (768)
                                                    --------   -------  -------
    Total stockholders' equity...................     48,329    48,078   55,508
                                                    --------   -------  -------
    Total liabilities and stockholders' equity...   $857,959   871,814  960,853
                                                    ========   =======  =======

          See accompanying notes to consolidated financial statements.

                      REDFED BANCORP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                            THREE MONTHS ENDED
                                 MARCH 31           YEAR ENDED DECEMBER 31
                           ---------------------  ----------------------------
                              1996       1995       1995       1994      1993
                           ----------  ---------  ---------  ---------  ------
                               (UNAUDITED)
Interest income:
  Loans receivable........ $   13,429     12,912     55,641     46,324  49,175
  Investment securities
   and deposits...........        973        779      3,431      3,601   2,710
  Mortgage-backed
   securities.............      1,044      1,443      5,152      6,590   7,551
                           ----------  ---------  ---------  ---------  ------
    Total interest
     income...............     15,446     15,134     64,224     56,515  59,436
                           ----------  ---------  ---------  ---------  ------
Interest expense:
  Deposits (note 11)......      8,088      8,082     34,958     28,045  30,096
  Other borrowed money....        375      1,237      3,408      1,824     773
                           ----------  ---------  ---------  ---------  ------
    Total interest
     expense..............      8,463      9,319     38,366     29,869  30,869
                           ----------  ---------  ---------  ---------  ------
    Net interest income...      6,983      5,815     25,858     26,646  28,567
Provision for losses on
 loans (note 5)...........      1,400        373      7,938     12,651  12,990
                           ----------  ---------  ---------  ---------  ------
    Net interest income
     after provision for
     losses on loans......      5,583      5,442     17,920     13,995  15,577
                           ----------  ---------  ---------  ---------  ------
Noninterest income:
  Letter of credit fees...        376        350      1,592      1,771   2,066
  Other fee income........      1,152      1,097      4,620      4,509   4,338
  Gain (loss) on sale of
   loans, investments and
   mortgage-backed
   securities, net........         (4)        (7)     1,383       (486)    365
  Curtailment gain on
   retirement plan
   (note 13)..............        --         --       3,390        --      --
  Other income............         65         26        213        481     115
                           ----------  ---------  ---------  ---------  ------
    Total noninterest
     income...............      1,589      1,466     11,198      6,275   6,884
                           ----------  ---------  ---------  ---------  ------
Noninterest expense:
  Compensation and
   benefits (note 13).....      2,758      3,238     12,063     14,200  12,494
  Occupancy and equipment.      1,676      1,951      6,831      7,816   6,973
  Marketing and
   professional services..        326        476      1,634      1,680   1,408
  Federal deposit
   insurance premiums.....        605        584      2,401      2,423   2,274
  Other expense...........        336        347      1,356      1,076   2,309
                           ----------  ---------  ---------  ---------  ------
    Total general and
     administrative
     expense..............      5,701      6,596     24,285     27,195  25,458
  Real estate operations,
   net (note 8)...........        528      2,142     10,258      8,370   3,222
  Provision for estimated
   losses on letters of
   credit (note 6)........        --         193      2,536      9,895     694
                           ----------  ---------  ---------  ---------  ------
    Total noninterest
     expense..............      6,229      8,931     37,079     45,460  29,374
                           ----------  ---------  ---------  ---------  ------
    Earnings (loss) before
     income taxes.........        943     (2,023)    (7,961)   (25,190) (6,913)
Income taxes (benefit)
 (note 10)................          2          2        124      1,150  (3,669)
                           ----------  ---------  ---------  ---------  ------
    Net earnings (loss)... $      941     (2,025)    (8,085)   (26,340) (3,244)
                           ==========  =========  =========  =========  ======
Net earnings (loss) per
 share (notes 1 and 19)... $     0.23      (0.51)     (2.03)     (6.08)    N/A
                           ==========  =========  =========  =========  ======
Weighted average shares
 outstanding..............  4,088,880  3,978,617  3,981,821  4,002,920     N/A
                           ==========  =========  =========  =========  ======

          See accompanying notes to consolidated financial statements.

                      REDFED BANCORP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                         UNREALIZED
                                                                                            GAINS
                                                       RETAINED                          (LOSSES) ON
                                          ADDITIONAL   EARNINGS,                         SECURITIES
                         NUMBER OF COMMON  PAID-IN   SUBSTANTIALLY   DEFERRED   TREASURY  AVAILABLE
                          SHARES   STOCK   CAPITAL    RESTRICTED   COMPENSATION  STOCK    FOR SALE    TOTAL
                         --------- ------ ---------- ------------- ------------ -------- ----------- -------
Balance at December 31,
 1992...................       --   $--        --        56,239          --        --         --      56,239
Net loss................       --    --        --        (3,244)         --        --         --      (3,244)
Changes in unrealized
 gains (losses) on
 securities available
 for sale...............       --    --        --           --           --        --         366        366
                         ---------  ----    ------      -------       ------      ----     ------    -------
Balance at December 31,
 1993...................       --    --        --        52,995          --        --         366     53,361
Net loss................       --    --        --       (26,340)         --        --         --     (26,340)
Proceeds from issuance
 of stock............... 4,370,000    44    32,446          --           --        --         --      32,490
Purchase of shares for
 deferred compensation
 plans..................       --    --        119          --        (3,615)      --         --      (3,496)
Deferred compensation
 amortized to expense...       --    --        --           --           627       --         --         627
Changes in unrealized
 gains (losses) on
 securities available
 for sale...............       --    --        --           --           --        --      (1,134)    (1,134)
                         ---------  ----    ------      -------       ------      ----     ------    -------
Balance at December 31,
 1994................... 4,370,000    44    32,565       26,655       (2,988)      --        (768)    55,508
Net loss................       --    --        --        (8,085)         --        --         --      (8,085)
Deferred compensation
 amortized to expense...       --    --         43          --           558       --         --         601
Acquisition of treasury
 stock (note 13)........       --    --        --           --           --       (888)       --        (888)
Changes in unrealized
 gains (losses) on
 securities available
 for sale...............       --    --        --           --           --        --         942        942
                         ---------  ----    ------      -------       ------      ----     ------    -------
Balance at December 31,
 1995................... 4,370,000    44    32,608       18,570       (2,430)     (888)       174     48,078
Net earnings (unaudited)       --    --        --           941          --        --         --         941
Proceeds from issuance
 of stock (unaudited)...       419   --          4          --           --        --         --           4
Deferred compensation
 amortized to expense
 (unaudited)............       --    --         17          --           140       --         --         157
Sale of treasury stock
 (unaudited)............       --    --        --           --           --         28        --          28
Changes in unrealized
 gains (losses) on
 securities available
 for sale (unaudited)...       --    --        --           --           --        --        (879)      (879)
                         ---------  ----    ------      -------       ------      ----     ------    -------
Balance at March 31,
 1996 (unaudited)....... 4,370,419  $ 44    32,629       19,511       (2,290)     (860)      (705)    48,329
                         =========  ====    ======      =======       ======      ====     ======    =======

        See accompanying notes to the consolidated financial statements.

                      REDFED BANCORP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                              THREE MONTHS ENDED
                                   MARCH 31          YEAR ENDED DECEMBER 31
                              -------------------- ----------------------------
                                1996       1995      1995      1994      1993
                              ---------  --------- --------  --------  --------
                                 (UNAUDITED)
Cash flows from operating
 activities:
 Net earnings (loss)......... $     941    (2,025)   (8,085)  (26,340)   (3,244)
 Adjustments to net earnings
  (loss):
 Loan fees collected.........        44       263       615     1,915     1,502
 Depreciation and
  amortization...............       336       420      (454)    2,070       754
 Provisions for estimated
  losses:
  Loans......................     1,400       373     7,938    12,651    12,990
  Real estate................       --      1,422     8,336     4,653     1,968
  Letters of credit..........       --        193     2,536     9,895       694
 Write down of real estate...       --        --        --      1,354       802
 Net loss (gain) on:
  Sale of loans, investments
   and mortgage-backed
   securities................         4         9    (1,383)      486      (365)
  Sales of real estate and
   premises and equipment....      (168)      371       (12)      278      (301)
 Federal Home Loan Bank
  stock dividends received...       (89)     (113)     (419)     (312)     (178)
 Proceeds from sale of
  loans......................       216       510    76,695    18,640    26,797
 Loans originated for sale...       --        --    (10,320)  (14,707)  (27,315)
 Curtailment gain on
  retirement plan............       --        --     (3,390)      --        --
 Increase (decrease) in:
  Accrued expenses and other
   liabilities...............      (710)   (1,531)   (1,163)   (7,741)   (3,081)
  Deferred income............       (56)      (42)     (300)     (132)      799
 (Increase) decrease in:
  Deferred income taxes......       --        --        --      5,333    (2,932)
  Accrued interest receivable       105      (357)     (424)       67       120
  Prepaid expenses and other
   assets....................    (4,272)      813     3,925     8,523   (10,123)
                              ---------  --------  --------  --------  --------
   Net cash provided by (used
    in) operating activities.    (2,249)      306    74,095    16,633    (1,113)
                              ---------  --------  --------  --------  --------
Cash flows from investing
 activities:
 Proceeds from maturities of
  investment securities held-
  to-maturity................    10,500       500    30,534    31,000    57,590
 Purchases of investment
  securities held-to-
  maturity...................    (7,618)     (465)  (33,265)  (23,968)  (68,168)
 Proceeds from sale of
  (purchase of) investment
  securities available-for-
  sale.......................       --        --        326     8,755    (8,964)
 Purchase of mortgage-backed
  securities available-for-
  sale.......................       --        --    (21,053)      --    (29,276)
 Proceeds from sales of
  mortgage-backed securities
  available-for-sale.........       --        --     38,721       --        --
 Proceeds from maturities of
  mortgage-backed securities
  available-for-sale.........       618       103       903    11,605       119
 Proceeds from maturities of
  mortgage-backed securities
  held-to-maturity...........        71     1,652    10,776    15,461    20,312
 Loan originated for
  investment.................   (18,186)  (42,146) (102,076) (230,900) (145,629)
 Purchases of loans..........                        (1,585)     (400)     (170)
 Purchases of Federal Home
  Loan Bank stock............       --       (137)     (137)   (1,626)      --
 Sale of Federal Home Loan
  Bank stock.................       --        --      2,203       --        --
 Principal payments and
  reductions of loans, net...    23,525    19,857    66,164   104,117   124,957
 Proceeds from sale of real
  estate.....................     3,839     8,779    24,367    33,512    15,110
 Proceeds from sale of
  premises and equipment.....         1         4       287        22        19
 Purchases of real estate....       --        (98)     (104)  (12,280)     (948)
 Purchases of premises and
  equipment..................      (134)      (39)     (376)   (2,113)   (1,430)
                              ---------  --------  --------  --------  --------
   Net cash provided by (used
    in) investing activities.    12,616   (11,970)   15,685   (66,815)  (36,478)
                              ---------  --------  --------  --------  --------
Cash flows from financing
 activities:
 Deposits, net of withdrawals
  and interest credited...... $  (6,849)   23,314   (28,806)  (29,800)    7,080
 Proceeds from FHLB
  advances...................       --      5,000    10,000    80,000       --
 Repayment of other borrowed
  money......................    (3,250)  (14,175)  (62,175)  (33,960)  (18,000)
 Proceeds from issuance of
  stock......................       --        --        --     32,490       --
 Purchase of treasury shares
  for deferred compensation
  plans......................       --        --       (888)   (3,496)      --
                              ---------  --------  --------  --------  --------
   Net cash provided by (used
    in) financing activities.   (10,099)   14,139   (81,869)   45,234   (10,920)
                              ---------  --------  --------  --------  --------
   Increase (decrease) in
    cash and cash
    equivalents..............       268     2,475     7,911    (4,948)  (48,511)
Cash and cash equivalents,
 beginning of year...........    30,985    23,074    23,074    28,022    76,533
                              ---------  --------  --------  --------  --------
Cash and cash equivalents,
 end of year................. $  31,253    25,549    30,985    23,074    28,022
                              =========  ========  ========  ========  ========
Supplemental information:
 Interest paid (including
  interest credited)......... $   6,756     7,119    28,816    21,535    30,869
 Income taxes paid...........       --        --        --        --        250
 Transfers from loans
  receivable to real estate..     3,988     3,495    16,386    21,906    10,695
 Loans to facilitate the sale
  of real estate.............        80     6,952     7,079     5,324     3,603
 Transfer from mortgage-
  backed securities held-to-
  maturity to mortgaged-
  backed securities
  available-for-sale (note
  4).........................       --        --     28,469       --      2,642
 Transfer from mortgage back
  securities available-for-
  sale to mortgage-backed-
  securities held-to-
  maturity...................       --        --        --      1,550       --
 Transfers from mortgage-
  backed securities to real
  estate.....................       --        --        --      1,717       --
 Transfers from (to) off-
  balance sheet letters of
  credit to (from) real
  estate.....................    (9,299)    5,735     5,830    23,598       --
 Transfers from real estate
  acquired through
  foreclosure to mortgage-
  backed securities held-
  to-maturity................     5,950       --        --        --        --
                              =========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            THREE MONTHS ENDED MARCH 31, 1996 AND 1995 (UNAUDITED)
               AND YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  As more fully described in note 19, pursuant to a plan of conversion, Redlands Federal Bank (the Bank) converted from a Federally chartered savings bank to a Federally chartered stock savings bank effective April 7, 1994. RedFed Bancorp Inc. (the Bancorp), a Delaware corporation organized by the Bank, acquired all of the capital stock of the Bank issued in the conversion. Any references to financial information for periods prior to April 7, 1994, refer to the Bank prior to conversion.

  The following accounting policies, together with those disclosed elsewhere in the consolidated financial statements, represent the significant accounting policies used in presenting the accompanying consolidated financial statements.

 Principles of Consolidation and Presentation

  The accompanying consolidated financial statements of RedFed Bancorp Inc. and subsidiaries (collectively, the Company) include Redlands Federal Bank, a Federal savings bank and its wholly owned subsidiaries, Redlands Financial Services, Inc., RedFed Inc. and Redfed Escrow, Inc. RedFed Escrow, Inc. was closed in November 1995. RedFed Inc. includes the accounts of Redfed Insurance Services and INVEST Financial Corporation. The consolidated financial statements for the three-month periods ended March 31, 1996 and 1995 are unaudited but in the opinion of management reflect all necessary adjustments, consisting only of normal recurring items necessary for fair presentation. All material intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition, and revenues and expenses for the periods. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of Federal funds sold, certificates of deposit and U.S. government securities with an original maturity of 90 days or less.

 Loans Held for Sale

Loans held for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate, as determined by outstanding commitments from investors or current investor requirements. Net unrealized losses are recognized in a valuation allowance by charges against operations.

 Investment Securities and Mortgage-Backed Securities

  The Company, effective December 31, 1993, adopted Statement of Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The Company classifies investment and mortgage-backed securities as held-to-maturity, trading securities, and/or available-for-sale securities. Held-to-maturity investments and mortgage-backed securities are reported at amortized cost, trading securities are reported at fair value, with unrealized gains and losses included in operations, and available-for-sale securities are reported at fair value with unrealized gains and losses, net of related income taxes, included as a separate component of stockholders' equity.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Investments and mortgage-backed securities held-to-maturity are those securities that management has the positive intent and ability to hold to maturity.

  Investment and mortgage-backed securities available-for-sale are those securities which are not held in the trading portfolio and are not held in the held-to-maturity portfolio. These securities are reported at fair value, with unrealized gains and losses, net of related income taxes, reported as a separate component of stockholders' equity.

 Loans Receivable

  Loans receivable are stated at unpaid principal balances less undisbursed portions of construction loans, unearned discounts, net deferred loan origination fees and allowances for loan losses. Discounts are amortized using the interest method over the remaining term to maturity.

  Uncollected interest on certain loans identified by management or loans contractually delinquent more than 90 days is excluded from interest income and accrued interest receivable. When the accrual of interest is discontinued, unpaid interest credited to income in the current year is reversed. Accretion of discounts and deferred loan fees is discontinued when loans are placed on a nonaccrual status. Income is subsequently recognized in the period the loan is reinstated and the obligation is brought current. Payments on nonaccrual loans are recorded as a reduction of principal or as interest income depending on management's assessment of ultimate collectibility of the loan principal. In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114) and in October 1994, the FASB issued Statement of Financial Accounting Standards No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" (SFAS 118). Under the provisions of SFAS 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires creditors to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the measure of the impaired loan is less than the recorded investment in the loan, a creditor shall recognize an impairment by recording a valuation allowance with a corresponding charge to provision for estimated losses on loans. All loans designated by the Company as "impaired" are either placed on nonaccrual or are designated as restructured loans. This statement also applies to restructured loans and eliminates the requirement to classify loans that are in-substance foreclosures as foreclosed assets except for loans where the creditor has physical possession of the underlying collateral but not legal title. SFAS 118 amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. In addition, SFAS 118 amends certain disclosure requirements of SFAS 114.
SFAS 114 and SFAS 118 apply prospectively to financial statements for fiscal years beginning after December 15, 1994. The Company adopted these statements on January 1, 1995 and the effects on the financial statements were not material.

  The Company has established a monitoring system for its loans in order to identify impaired loans and potential problem loans and to permit periodic evaluation of the adequacy of allowances for losses in a timely manner. Total loans include the following portfolios: (i) residential one-to-four family loans, (ii) multifamily loans (iii) commercial loans, (iv) construction and land loans, and (v) non-mortgage loans. In analyzing these loans, the Company has established specific monitoring policies and procedures suitable for the relative risk profile and other characteristics of the loans within the various portfolios. The Company's residential one-to-four family, individual lot, spot construction, equity line of credit, and non-mortgage loans, are considered to be relatively homogeneous and no single loan is individually significant in terms of its size or potential risk of loss. Therefore, the Company generally reviews its residential one- to four-family, individual lot, spot construction,

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

equity line of credit and non-mortgage loans by analyzing their performance and the composition of their collateral for the portfolio as a whole. The frequency and type of review is dependent upon the inherent risk attributed to each loan. The frequency and intensity of the loan review is directly proportionate to the adversity of the loan grade. The Company evaluates the risk of loss and default for each loan subject to individual monitoring.

  Factors considered as part of the periodic loan review process to determine whether a loan is impaired, as defined under SFAS 114, address both the amount the Company believes is probable that it will collect and the timing of such collection. As part of the Company's loan review process the Company will consider such factors as the ability of the borrower to continue to meet the debt service requirements, assessments of other sources of repayment, the fair value of any collateral and the creditor's prior history in dealing with these types of credits. In evaluating whether a loan is considered impaired, insignificant delays (less than six months) or shortfalls (less than 5% of the payment amount) in payment amounts, in the absence of other facts and circumstances, would not alone lead to the conclusion that a loan was impaired.

  Loans on which the Company has ceased the accrual of interest (nonaccrual loans) constitute the primary component of the portfolio of nonperforming loans. Loans are generally placed on nonaccrual status when the payment of interest is 90 days or more delinquent, or 60 days or more delinquent for loans over $500, or if the loan is in the process of foreclosure, or earlier if the timely collection of interest and/or principal appears doubtful. In addition, the Company monitors its loan portfolio in order to identify performing loans with excessive risk characteristics indicating that the collection of principal and interest may not be probable. In the event that the Company believes collection of contractual principal and interest does not appear probable, the Company will designate the loan as impaired and place the loan on nonaccrual status. The Company's policy allows for loans to be designated as impaired and placed on nonaccrual status even though the loan may be current as to the principal and interest payments and may continue to perform in accordance with its contractual terms.

  All non-homogeneous loans designated by the Company as "impaired" are either placed on nonaccrual status or are designated as restructured loans. Only nonaccrual loans and restructured loans not performing in accordance with their restructured terms are included in nonperforming loans. Additionally, any loans which would be partially or completely classified as Doubtful or Loss would also be considered impaired.

  When a loan is designated as impaired, the Company measures impairment based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance with a corresponding charge to operations. The Company will charge-off a portion of an impaired loan against the valuation allowance when it is probable that there is no possibility of recovering the full amount of the impaired loan.

  Payments received on impaired loans are recorded as a reduction of principal or as interest income depending on management's assessment of the ultimate collectibility of the loan principal. The amount of interest income recognized is limited to the amount of interest that would have accrued at the loans' contractual rate applied to the recorded loan balance, any difference would be recorded as a loan loss recovery.

  A "troubled, collateral dependent" loan is one where proceeds for repayment can be expected to come only from the operation and sale of the collateral. The Company considers a loan to be "troubled" under the following circumstances: (i) when a determination has been made that a loan is "impaired," the institution shall

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

presume that the loan is troubled or (ii) where a loan is not "impaired" it will not generally be deemed to be "troubled", however, if there are unique facts which demonstrate unusual risk to the institution, then the loan may still nevertheless be considered "troubled."

  A loan is considered "troubled debt restructured" when the Company provides the borrower certain concessions that it would not normally consider. The concessions must be because of the borrower's financial difficulty, and the objective must be to maximize recovery of the Company's investment. Troubled debt restructures include situations in which the Company accepts a note (secured or unsecured) from a third party in payment of its receivable from the borrower, other assets in payment of the loan, an equity interest in the borrower or its assets in lieu of its receivable, or a modification of the terms of the debt including, but not limited to: (i) a reduction in stated interest rate, (ii) an extension of maturity at an interest rate below market,
(iii) a reduction in the face amount of the debt, and/or (iv) a reduction in the accrued interest.

 Loan Origination, Commitment Fees and Related Costs

  Loan fees and certain direct loan origination costs are deferred, with the net fee or cost being amortized to interest income over the contractual life of the related loan using the interest method. When a loan is paid off, any unamortized net loan origination fees are recognized in interest income. Commitment fees and costs relating to commitments where the likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining net unamortized commitment fees at the time of exercise are recognized over the life of the loan using the interest method.

  Origination fees for construction loans prior to conversion to permanent financing are recognized using the interest method over the contractual life of the construction loan. If the Company intends to provide the permanent financing on the construction project, the origination fees are recognized using the interest method over the lives of the construction and the permanent loans.

 Real Estate

  Real estate properties acquired through loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. If the collateral for the loan has been in-substance foreclosed, the loan is reported as if the real estate had been received in satisfaction of the loan. Once acquired, valuations are periodically obtained by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated costs of disposal. Real estate properties held for investment are carried at the lower of cost, including cost of improvements and amenities incurred subsequent to acquisition, or net realizable value. All costs of anticipated disposition are considered in the determination of net realizable value. Costs relating to holding the property are expensed.

 Allowances for Losses

  The allowance for losses on loans and letters of credit is increased by provisions to operations and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current and prospective economic conditions.

  Allowances for estimated losses on real estate acquired through foreclosure and real estate held for investment are established when a decline in value reduces the fair value and net realizable value, respectively, to less than the carrying value.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Management believes that allowances for losses are adequate. While management uses available information to recognize losses on loans, real estate and off-balance sheet letters of credit which are deemed to be probable and can be reasonably estimated, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments of the information available to them at the time of their examination.

 Excess Servicing Fee Receivable

  Excess servicing fee receivable (ESFR) results from the sale of mortgage loan participations on which the Company retains servicing rights. ESFRs are determined by computing the difference between the weighted average yield of the loans sold and the yield guaranteed to the purchaser, adjusted for a normal servicing fee. Normal servicing fees are generally defined as the minimum servicing fee which comparable mortgage issuers typically require servicers to charge. The resulting ESFRs are recorded as a gain or loss equal to the present value of such fees to be received over the life of the loans, adjusted for anticipated prepayments. The ESFRs are amortized using the interest method adjusted periodically for actual prepayment experience which offsets the excess servicing fee revenue received.

  Periodically, the Company evaluates the recoverability of ESFRs based on the projected future net servicing income discounted at the same rate used to calculate the original ESFR. Future prepayment rates are estimated based on current interest rates and various portfolio characteristics, including loan type, interest rate and recent prepayment experience. If the estimated net present value is lower than the current amount of ESFR, a reduction to present value is recorded by a charge to operations.

 Premises and Equipment

  Land is carried at cost. Buildings and improvements, leasehold and tenant improvements, furniture, fixtures and equipment and automobiles are carried at cost, less accumulated depreciation or amortization, and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the term of the related lease, whichever is shorter. The useful lives for the principal classes of assets are:

       ASSET                                                        USEFUL LIFE
       -----                                                        ------------

       Buildings and improvements.................................. 10 to 50 years
       Leasehold and tenant improvements........................... Life of lease
       Furniture, fixtures and equipment........................... 5 to 20 years
       Automobiles................................................. 3 to 4 years

 Income Taxes

  The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

 Interest on Deposits

  Interest is either paid to the depositor or added to the savings account on a periodic basis. On term accounts, the forfeiture of interest (because of withdrawal prior to maturity) is offset as of the date of withdrawal against interest expense in the consolidated statements of operations.

 Earnings (Loss) per Share

  Earnings (loss) per share is computed on the earnings (losses) for the three-month period ended March 31, 1996 and 1995 (unaudited) and for the year ended December 31, 1995 and the period beginning April 7, 1994, the date of conversion to stock form, through December 31, 1994, and are based on the weighted average number of shares outstanding and common stock equivalents, when dilutive, during those periods. Loss per share is not presented for periods prior to conversion to stock form, as the Bank was a mutual savings bank and no stock was outstanding.

 Employee Stock Ownership Plan

  The Company accounts for the issuance or sale of treasury shares to the Employee Stock Ownership Plan (ESOP) when the issuance or sale occurs, and recognizes compensation expense for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. This results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations result in an offsetting adjustment to additional paid-in capital. Therefore, total capital is not affected.

 Current Accounting Pronouncements

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. However, SFAS 121 does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights or deferred tax assets. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company adopted this statement effective January 1, 1996 and the impact on the consolidated financial statements was insignificant.

  In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights," an amendment to Statement of Financial Accounting Standards No. 65. SFAS 122 requires an institution that purchases or originates mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, institutions are required to assess impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. Capitalized mortgage servicing rights are to be stratified based upon one or more of the predominate risk characteristics of the underlying loans such as loan type, size, note rate, date of origination, term and/or geographic location. SFAS 122 is effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS 122 effective January 1, 1996 and the impact on the consolidated financial statements was insignificant.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  In December 1994, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 94-6, "Disclosure of Certain Significant Risks and Uncertainties." SOP 94-6 supplements disclosure requirements for risks and uncertainties existing as of the date of the financial statements in the following areas: (a) nature of operations, (b) use of estimates in the preparation of financial statements (c) certain significant estimates and (d) current vulnerability due to certain concentrations. SOP 94-6 is effective for financial statements issued for fiscal years ending after December 15, 1995, and for financial statements for interim periods in fiscal years subsequent to the year for which this SOP is to be first applied. The Company adopted SOP 94-6 in the financial statements as of and for the year ended December 31, 1995.

  In November 1995 the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123). This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock, i.e., stock option plans, stock purchase plans, restricted stock plans, and stock appreciation rights. The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provision of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into in fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995, however disclosure of the pro forma net earnings and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994. The Company will continue to account for stock based compensation under APB Opinion 25 and, as a result, SFAS 123 will not have a material impact on the Company's operations.

(2) CASH AND CASH EQUIVALENTS

  Cash and cash equivalents are summarized as follows:

                                                                    DECEMBER 31
                                                        MARCH 31,  -------------
                                                          1996      1995   1994
                                                       ----------- ------ ------
                                                       (UNAUDITED)
   Cash on hand and in banks..........................   $21,778   18,035 18,149
   Federal funds sold.................................     9,475   12,950  4,925
                                                         -------   ------ ------
                                                         $31,253   30,985 23,074
                                                         =======   ====== ======

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(3) INVESTMENT SECURITIES

  The amortized cost and estimated fair values of investment securities are summarized as follows:

                                                   MARCH 31, 1996
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
                                                     (UNAUDITED)
   Held-to-maturity:
     U.S. Government securities......  $ 4,441     --          --       4,441
     Floating agency notes...........   16,524     --         (500)    16,024
     Step up notes...................    4,194     --          --       4,194
     Callable notes..................    8,998     --          (42)     8,951
     Corporate notes.................    4,640     --          (16)     4,624
                                       -------     ---        ----     ------
                                       $38,797     --         (558)    38,234
                                       =======     ===        ====     ======

                                                  DECEMBER 31, 1995
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   Held-to-maturity:
     U.S. Government securities......  $ 3,467      33          --      3,500
     Floating agency notes...........   16,527     --          (641)   15,886
     Step up notes...................    4,000     --            (2)    3,998
     Callable notes..................    9,000      35          --      9,035
     Certificates of deposit.........    4,000     --           --      4,000
     Corporate notes.................    4,661     --           (23)    4,638
                                       -------     ---       ------    ------
                                       $41,655      68         (666)   41,057
                                       =======     ===       ======    ======
                                                  DECEMBER 31, 1994
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   Held-to-maturity:
     U.S. Government securities......  $   499       1          --        500
     Floating agency notes...........   16,540     --        (1,607)   14,933
     Step up notes...................   11,997     --          (478)   11,519
     FNMA stock......................       25     194          --        219
     Term notes......................    3,049     --           (95)    2,954
     Corporate notes.................    6,789     --          (276)    6,513
                                       -------     ---       ------    ------
                                       $38,899     195       (2,456)   36,638
                                       =======     ===       ======    ======

  Floating agency notes are issued by Government Sponsored Enterprises (GSEs) and have interest rates that adjust quarterly based on the Constant Maturity Treasury Index (CMT). Certain notes have call provisions at the option of the issuer whereby the issuer may redeem the notes at the repricing date. Certain notes have interest rate floors. Step up notes are notes issued by GSEs which have an interest rate that adjusts based on a semiannual or annual pre-determined interest rate "step up" schedule. The notes are callable at the option of the issuer on the interest rate adjustment date.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Callable notes are issued by GSEs and are callable prior to the contractual maturity date of the note at the option of the issuer. Callable notes are generally issued at a premium compared to non-callable instruments with similar maturities.

  The remaining contractual principal maturities for the investment securities held-to-maturity as of March 31, 1996 (unaudited), are as follows:

                               REMAINING CONTRACTUAL PRINCIPAL MATURITY
                            ----------------------------------------------
                                    MATURING MATURING   MATURING  MATURING
                                     WITHIN  1 YEAR TO 3 YEARS TO   OVER
                             TOTAL   1 YEAR   3 YEARS   5 YEARS   5 YEARS
                            ------- -------- --------- ---------- --------
   U.S. Government
    Securities............. $ 4,441   4,441      --         --       --
   Floating agency notes...  16,524   3,000    8,024      5,500      --
   Step up notes...........   4,194     --     3,000        --     1,194
   Callable notes..........   8,998     --     3,000      5,998      --
   Corporate notes.........   4,640   4,640      --         --       --
                            -------  ------   ------     ------    -----
                            $38,797  12,081   14,024     11,498    1,194
                            =======  ======   ======     ======    =====

(4) MORTGAGE-BACKED SECURITIES

  The amortized cost and estimated fair values of mortgage-backed securities are summarized as follows:

                                                  MARCH 31, 1996
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                                       COST      GAINS      LOSSES     VALUE
                                     --------- ---------- ---------- ---------
                                                    (UNAUDITED)
   Held-to-maturity:
     San Bernardino County bond.....  $25,554     --         (607)    24,937
     City of Indio Mortgage Revenue
      Bonds.........................    5,950     --          --       5,950
                                      -------     ---        ----     ------
                                      $31,494     --         (607)    30,887
                                      =======     ===        ====     ======
   Available-for-sale:
     GNMA certificates..............  $20,968     --         (808)    20,160
     FHLMC certificates.............    4,742     103         --       4,845
                                      -------     ---        ----     ------
                                      $25,710     103        (808)    25,005
                                      =======     ===        ====     ======
                                                 DECEMBER 31, 1995
                                     -----------------------------------------
                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                                       COST      GAINS      LOSSES     VALUE
                                     --------- ---------- ---------- ---------
   Held-to-maturity--
     San Bernardino County bond.....  $25,615     --         (339)    25,276
                                      =======     ===        ====     ======
   Available-for-sale:
     GNMA certificates..............  $21,052      46         --      21,098
     FHLMC certificates.............    5,275     130          (2)     5,403
                                      -------     ---        ----     ------
                                      $26,327     176          (2)    26,501
                                      =======     ===        ====     ======

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  DECEMBER 31, 1994
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
   Held-to-maturity:
     GNMA certificates...............  $ 1,296      --          --      1,296
     FHLMC certificates..............   32,778      --       (1,196)   31,582
     San Bernardino County bond......   30,698    2,456         --     33,154
                                       -------    -----      ------    ------
                                       $64,772    2,456      (1,196)   66,032
                                       =======    =====      ======    ======
   Available-for-sale:
     GNMA certificates...............  $12,228      --         (639)   11,589
     FNMA certificates...............    3,668      --          (58)    3,610
                                       -------    -----      ------    ------
                                       $15,896      --         (697)   15,199
                                       =======    =====      ======    ======

  In November 1995, the FASB issued its Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", that permitted enterprises to reassess the appropriateness of the classifications of all securities held upon initial adoption of the Special Report, provided that such reassessment and any resulting reclassification was completed no later than December 31, 1995. As a result, the Company reclassified $28,469 of mortgage-backed securities held-to-maturity to the available-for-sale category in December 1995. There was a gain of $395 on the subsequent sale of $21,718 of these securities.

  The San Bernardino County bond matures in 1998.

  The mortgage-backed securities included above have contractual terms to maturity, but require periodic payments to reduce principal. In addition, expected maturities will differ from contractual maturities because borrowers have the right to prepay the underlying mortgages.

(5) LOANS RECEIVABLE

  Loans receivable are summarized as follows:

                                                                DECEMBER 31
                                                   MARCH 31,  ----------------
                                                     1996      1995     1994
                                                  ----------- -------  -------
                                                  (UNAUDITED)
   Mortgage loans:
     One- to four-family residential............   $347,613   334,691  349,386
     Multifamily residential....................    177,204   186,375  213,057
     Commercial real estate.....................     75,083    74,339   70,963
     Construction and land......................     75,905    97,815  133,245
                                                   --------   -------  -------
       Principal balance of mortgage loans......    675,805   693,220  766,651
     Consumer loans.............................     24,674    26,287   29,584
                                                   --------   -------  -------
                                                    700,479   719,507  796,235
   Less:
     Undisbursed portion of construction loans..    (13,125)  (18,467) (39,801)
     Unearned discounts and net deferred loan
      origination fees..........................     (3,127)   (3,311)  (4,428)
     Allowance for estimated loan losses........    (12,076)  (14,745) (18,874)
                                                   --------   -------  -------
                                                    672,151   682,984  733,132
   Less loans held-for-sale one-to-four family
    residential.................................     (5,568)   (4,578)    (381)
                                                   --------   -------  -------
                                                   $666,583   678,406  732,751
                                                   ========   =======  =======

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  At March 31, 1996 and 1995 (unaudited) the Company was servicing loans and participations in loans owned by others of $254,870 and $281,954, respectively, and at December 31, 1995, 1994 and 1993, the Company was servicing loans and participations in loans owned by others of $251,328, $283,869 and $297,267, respectively. These loans are not included in the accompanying consolidated balance sheets.

  The weighted average annualized portfolio yield on loans receivable was 7.93%, 7.57% and 6.93% at March 31, 1996 (unaudited) and December 31, 1995 and 1994, respectively.

  Loans receivable from executive officers and directors of the Company were as follows:

                                                                   DECEMBER 31
                                                        MARCH 31,  ------------
                                                          1996     1995   1994
                                                       ----------- -----  -----
                                                       (UNAUDITED)
   Beginning balance..................................   $1,274    1,902  1,685
     Additions........................................      --       160    347
     Repayments.......................................      (34)    (788)  (130)
                                                         ------    -----  -----
   Ending balance.....................................   $1,240    1,274  1,902
                                                         ======    =====  =====

  Activity in the allowance for losses on loans is summarized as follows:

                                MARCH 31       YEAR ENDED DECEMBER 31
                             ---------------  -----------------------
                              1996     1995    1995     1994    1993
                             -------  ------  -------  ------  ------
                              (UNAUDITED)
   Balance, beginning of
    period.................. $14,745  18,874   18,874  15,373   7,673
     Provisions.............   1,400     373    7,938  12,651  12,990
     Charge-offs............  (4,109) (2,793) (12,577) (9,178) (5,405)
     Recoveries.............      40      34      510      28     115
                             -------  ------  -------  ------  ------
   Balance, end of period... $12,076  16,488   14,745  18,874  15,373
                             =======  ======  =======  ======  ======

  The following table provides information with respect to the Company's nonaccrual loans and troubled debt restructured (TDR) loans, net of specific allowances:

                                                                DECEMBER 31
                                                 MARCH 31,  --------------------
                                                   1996      1995   1994   1993
                                                ----------- ------ ------ ------
                                                (UNAUDITED)
   Nonaccrual loans............................   $13,845   17,604 14,102 22,749
   TDR loans...................................     8,982    6,888 20,467 11,275
                                                  -------   ------ ------ ------
     Total nonaccrual and TDR loans............   $22,827   24,492 34,569 34,024
                                                  =======   ====== ====== ======

  The effect of nonaccrual and TDR loans on interest income for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995, 1994 and 1993 is presented below:

                                      MARCH 31     YEAR ENDED DECEMBER 31
                                     ------------  ----------------------
                                     1996   1995    1995   1994   1993
                                     ------ -----  ------ ------ ------
                                     (UNAUDITED)
   Contractual interest due.........   $442   493   2,366  2,422  2,318
   Interest recognized..............    234   315   1,757  1,790  1,277
                                     ------ -----  ------ ------ ------
     Net interest foregone..........   $208   178     609    632  1,041
                                     ====== =====  ====== ====== ======

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  The following table identifies the Company's total recorded investment in impaired loans, net of specific reserves, by type at March 31, 1996 (unaudited) and December 31, 1995:

                                                         MARCH 31,  DECEMBER 31,
                                                           1996         1995
                                                        ----------- ------------
                                                        (UNAUDITED)
   Nonaccrual loans:
     Multifamily.......................................   $   521       6,115
     Commercial........................................       --          223
     Tract construction and land.......................       568         581
   TDR loans...........................................     8,982       6,888
   Other impaired loans:
     Multifamily.......................................     4,259       5,187
     Commercial........................................       --          656
     Tract construction and land.......................       --          432
                                                          -------      ------
                                                          $14,327      20,082
                                                          =======      ======

  The related impairment valuation allowance at March 31, 1996 (unaudited) and December 31, 1995 was $948 and $4,794, respectively, which is included as part of the allowance for estimated losses on loans in the accompanying consolidated statement of financial condition. The provision for losses and any related recoveries are recorded as part of the provision for estimated losses on loans in the accompanying statement of operations. During the three months ended March 31, 1996 (unaudited) and the year ended December 31, 1995, the Company's average investment in impaired loans was $895 and $1,131, and interest income recorded during this period was $292 and $1,510, of which $261 and $1,510 was recorded utilizing the cash basis method of accounting described above, respectively.

(6) LETTERS OF CREDIT--TAX EXEMPT BONDS

  The Company has extended collateralized letters of credit for the account of several owners of projects financed by tax-exempt bonds. The Company guaranteed principal and interest payments in the approximate amounts of $118,168, $122,633 and $119,358 as of March 31, 1996 (unaudited) and December
31, 1995 and 1994, respectively. Properties securing letters of credit in the amount of $4,022, $14,093 and $19,228, net of specific valuation allowances, were included in real estate acquired through foreclosure or considered in-substance foreclosures as of March 31, 1996 (unaudited) and December 31, 1995 and 1994, respectively. The required value of collateral at March 31, 1996 (unaudited) and December 31, 1995 and 1994 amounted to approximately $144,344, $143,197 and $156,730, respectively. The letters of credit are collateralized with FHLMC participation certificates, GNMA participation certificates, U.S. Government securities, and FHLB letters of credit which are collateralized by pledged mortgage loans. The collateral book value amounted to approximately $145,395, $144,572 and $180,631 as of March 31, 1996 (unaudited) and December
31, 1995 and 1994, respectively.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Activity in the allowance for losses on off-balance sheet letters of credit, included in other liabilities in the statements of financial condition, is as follows:

                                         THREE MONTHS         YEAR ENDED
                                        ENDED MARCH 31        DECEMBER 31
                                        ----------------  ---------------------
                                         1996     1995     1995    1994   1993
                                        -------  -------  ------  ------  -----
                                          (UNAUDITED)
   Balance, beginning of period........ $ 7,447    6,908   6,908   2,599  2,142
     Provisions........................     --       193   2,536   9,895    694
     Charge-offs.......................    (500)  (1,444) (1,997) (5,586)  (237)
                                        -------  -------  ------  ------  -----
   Balance, end of period.............. $ 6,947    5,657   7,447   6,908  2,599
                                        =======  =======  ======  ======  =====

  The project owners have pledged the financed projects against the Company's letters of credit. Should the project owners default on reimbursement agreement payments, the Company could foreclose on the project. If the Company were to default on a letter of credit draw, the bond Trustee would then liquidate the collateral pledged by the Company. As of March 31, 1996 (unaudited) and December 31, 1995, the Company holds in trust a portion of the proceeds, approximately $360 and $360, respectively, from one of the aforementioned tax exempt bond projects. These are funds that were withheld from the original fundings until specified conditions are met. The interest earned on the investments is remitted to the project owners on a quarterly basis as specified by the bond agreements.

(7) ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable is summarized as follows:

                                                                     DECEMBER 31
                                                          MARCH 31,  -----------
                                                            1996     1995  1994
                                                         ----------- ----- -----
                                                         (UNAUDITED)
   Loans receivable.....................................   $4,002    4,103 3,764
   Investment securities................................      512      371   380
   Mortgage-backed securities...........................      395      540   446
                                                           ------    ----- -----
                                                           $4,909    5,014 4,590
                                                           ======    ===== =====

(8) REAL ESTATE

  Real estate acquired through foreclosure is summarized as follows:

                                                                  DECEMBER 31
                                                      MARCH 31,  --------------
                                                        1996      1995    1994
                                                     ----------- ------  ------
                                                     (UNAUDITED)
   Properties:
     Acquired in settlement of loans................   $13,648   23,920  18,170
     In-substance foreclosures......................     5,903    8,241  15,483
                                                       -------   ------  ------
                                                        19,551   32,161  33,653
   Less allowance for estimated losses..............    (3,786)  (7,601) (2,612)
                                                       -------   ------  ------
                                                       $15,765   24,560  31,041
                                                       =======   ======  ======

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Real estate held for sale or investment is summarized as follows:

                                                                  DECEMBER 31
                                                      MARCH 31,  --------------
                                                        1996      1995    1994
                                                     ----------- ------  ------
                                                     (UNAUDITED)
   Real estate held for investment..................   $   --     1,471   2,789
   Real estate held for sale........................     3,545    2,122   9,205
                                                       -------   ------  ------
                                                         3,545    3,593  11,994
   Less allowance for estimated losses..............    (1,894)  (1,895) (1,766)
                                                       -------   ------  ------
                                                       $ 1,651    1,698  10,228
                                                       =======   ======  ======

  Activity in the allowance for losses on real estate is summarized as follows:

                                 THREE MONTHS ENDED         YEAR ENDED
                                      MARCH 31             DECEMBER 31
                                 --------------------- ----------------------
                                    1996       1995     1995    1994    1993
                                 ----------  --------- ------  ------  ------
                                     (UNAUDITED)
   Balance, beginning of
    period...................... $    9,496     4,378   4,378   2,113   2,149
     Provisions.................        --      1,422   8,336   4,653   1,968
     Charge-offs................     (3,816)     (557) (3,218) (2,388) (2,004)
                                 ----------  --------  ------  ------  ------
   Balance, end of period....... $    5,680     5,243   9,496   4,378   2,113
                                 ==========  ========  ======  ======  ======
   Allowance for losses on:
     Real estate acquired
      through foreclosure....... $    3,786     3,780   7,601   2,612     963
     Real estate held for sale
      or investment.............      1,894     1,463   1,895   1,766   1,150
                                 ----------  --------  ------  ------  ------
                                 $    5,680     5,243   9,496   4,378   2,113
                                 ==========  ========  ======  ======  ======

  Real estate operations are summarized as follows:

                                    THREE MONTHS ENDED       YEAR ENDED
                                         MARCH 31           DECEMBER 31
                                    -------------------- --------------------
                                      1996       1995     1995   1994   1993
                                    ---------  --------- ------  -----  -----
                                        (UNAUDITED)
   Loss on real estate operations,
    net............................ $     700        349  1,997  3,737  1,597
   (Gain) loss on sale of real
    estate, net....................      (172)       371    (75)   (20)  (343)
   Provision for loss on real
    estate.........................       --       1,422  8,336  4,653  1,968
                                    ---------  --------- ------  -----  -----
                                    $     528      2,142 10,258  8,370  3,222
                                    =========  ========= ======  =====  =====

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(9) PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                                                    DECEMBER 31
                                                        MARCH 31,  -------------
                                                          1996      1995   1994
                                                       ----------- ------ ------
                                                       (UNAUDITED)
   Land...............................................   $ 3,266    3,266  3,291
   Buildings and leasehold improvements...............    18,131   18,142 18,185
   Furniture, fixtures and equipment..................    12,156   12,193 13,151
                                                         -------   ------ ------
                                                          33,553   33,601 34,627
   Accumulated depreciation and amortization..........    16,163   15,982 15,463
                                                         -------   ------ ------
                                                         $17,390   17,619 19,164
                                                         =======   ====== ======

(10) INCOME TAXES

  Income taxes (benefit) is comprised of the following:

                                      THREE MONTHS
                                         ENDED      YEAR ENDED DECEMBER 31
                                       MARCH 31,   --------------------------
                                          1996       1995     1994     1993
                                      ------------ --------  -------  -------
                                      (UNAUDITED)
   Current:
     Federal.........................    $ --           120   (4,183)    (737)
     State...........................        2            4      --       --
                                         -----     --------  -------  -------
       Current income taxes
        (benefit)....................        2          124   (4,183)    (737)
                                         -----     --------  -------  -------
   Deferred:
     Federal.........................       64       (3,759)  (4,367)  (2,332)
     State...........................      472         (157)    (440)    (600)
                                         -----     --------  -------  -------
                                           536      (3,916)   (4,807)  (2,932)
       Change in valuation
        allowance....................     (536)       3,916   10,140      --
                                         -----     --------  -------  -------
       Deferred income taxes
        (benefit)....................      --           --     5,333   (2,932)
                                         -----     --------  -------  -------
       Income taxes (benefit)........    $   2          124    1,150   (3,669)
                                         =====     ========  =======  =======

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The Company's effective income taxes differ from the amount determined by applying the statutory Federal rate to earnings (loss) before income taxes as follows:

                                          THREE MONTHS
                                             ENDED
                                           MARCH 31,
                                              1996      1995    1994    1993
                                          ------------ ------  ------  ------
                                          (UNAUDITED)
   Income taxes at Federal tax rate......     $321     (2,706) (8,816) (2,420)
   Tax-exempt income.....................      (99)      (632)   (568)   (904)
   California franchise tax, net of
    Federal income tax benefit...........      261        504     244    (395)
   Change in valuation allowance.........     (536)     3,916  10,140     --
   Other.................................       51         50     150      50
                                              ----     ------  ------  ------
                                              $  2        124   1,150  (3,669)
                                              ====     ======  ======  ======

  The tax effects of temporary differences that give rise to significant portions of the net deferred income tax asset and deferred income tax benefit are presented below:

                                       DEFERRED
                                        INCOME                   DEFERRED                  DEFERRED
                           MARCH 31,     TAXES    DECEMBER 31, INCOME TAXES DECEMBER 31, INCOME TAXES DECEMBER 31,
                             1996     (BENEFITS)      1995      (BENEFIT)       1994      (BENEFIT)       1993
                          ----------- ----------- ------------ ------------ ------------ ------------ ------------
                          (UNAUDITED) (UNAUDITED)
Deferred tax assets:
 Accrued expenses.......    $   196       (196)         --           180          180          495         675
 Allowance for losses on
  loans and real
  estate................      9,829      3,244       13,073       (1,980)      11,093       (3,703)      7,390
 Core deposit
  intangible............        --         --           --           --           --           247         247
 Pension and deferred
  compensation..........      1,109         (2)       1,107         (426)         681          130         811
 Other..................        548         44          592         (941)        (349)         270         (79)
 Mark to market.........        117        (69)          58          (58)         --           --          --
 Net operating loss
  carryforward..........      6,490     (2,636)       3,854         (543)       3,311       (3,311)        --
                            -------     ------      -------       ------      -------       ------       -----
                             18,289        395       18,684       (3,768)      14,916       (5,872)      9,044
Valuation allowance.....    (14,435)      (536)     (14,971)       3,916      (11,055)      10,140        (915)
                            -------     ------      -------       ------      -------       ------       -----
                              3,854       (141)       3,713          148        3,861        4,268       8,129
                            -------     ------      -------       ------      -------       ------       -----
Deferred tax
 liabilities:
 Premises and
  equipment.............      1,084        100          984         (952)       1,936          365       1,571
 FHLB stock.............      1,105        --         1,105          193          912          209         703
 Installment sale.......        --         --           --             7           (7)         (26)         19
 Accrued interest and
  other.................        --         200         (200)        (506)         306          244          62
 California franchise
  tax...................      1,401       (159)       1,560        1,110          450          273         177
                            -------     ------      -------       ------      -------       ------       -----
                              3,590        141        3,449         (148)       3,597        1,065       2,532
                            -------     ------      -------       ------      -------       ------       -----
  Net deferred tax
   asset................    $   264        --           264          --           264        5,333       5,597
                            =======     ======      =======       ======      =======       ======       =====

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  In determining the possible future realization of deferred tax assets, future taxable income from the following sources is taken into account: (a) the reversal of taxable temporary differences, (b) future operations exclusive of reversing temporary differences and (c) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire. As of March 31, 1996 (unaudited) and December 31, 1995 and 1994, the valuation allowance against deferred tax assets amounted to $14,435, $14,971 and $11,055, respectively. Deferred tax assets as of March 31, 1996 (unaudited) and December 31, 1995 and 1994 have been recognized to the extent of the expected reversal of taxable temporary differences and the amount of Federal income tax paid in the carryback period which would be recoverable through the carryback of net operating losses.

  The Bank was previously allowed a special bad debt deduction, subject to certain limitations based on aggregate loans receivable and savings deposit balances at the end of the year. If the amounts that qualified as deductions for Federal income tax are later used for purposes other than bad debt losses, they will be subject to Federal income tax at the then current rate. Included in retained earnings of the Bank at December 31, 1995 is approximately $12,324 related to the base year for which no deferred tax liability has been recognized for bad debt deductions claimed in prior years under the percentage of taxable income method.

(11) DEPOSITS

  Deposits and their respective weighted average interest rates are summarized as follows:

                                                                DECEMBER 31
                                                     ---------------------------------
                               MARCH 31, 1996              1995             1994
                         --------------------------- ---------------- ----------------
                         INTEREST  WEIGHTED          WEIGHTED         WEIGHTED
                           RATE    AVERAGE           AVERAGE          AVERAGE
                           RANGE     RATE    AMOUNT    RATE   AMOUNT    RATE   AMOUNT
                         --------- -------- -------- -------- ------- -------- -------
                                      (UNAUDITED)
Regular passbook
 deposits...............   2.00      2.00%  $ 36,114   1.94%   34,429   1.93%   36,959
Money market deposits... 2.00-4.21   3.05    142,144   2.82   136,949   2.35   133,315
Interest bearing
 checking (NOW)
 deposits............... 1.05-1.30   1.10     85,742   1.16    83,470   1.02    87,362
Non-interest bearing
 deposits...............    --        --      17,186    --     15,384    --     14,156
Certificates of
 Deposit................ 2.81-8.75   5.31    488,493   5.47   506,296   4.40   533,542
                                            --------          -------          -------
                                     4.26   $769,679   4.42%  776,528   3.42%  805,334
                                     ====   ========   ====   =======   ====   =======

  At March 31, 1996 (unaudited) and December 31, 1995 and 1994, deposits with balances greater than $100 totaled $62,890, $62,835 and $73,757, respectively.

  Certificates of deposit at March 31, 1996 (unaudited) mature as follows:

   Immediately withdrawable........................................... $  6,450
   Less than one year.................................................  345,329
   One to two years...................................................   98,009
   Two to three years.................................................   20,047
   Three to four years................................................   11,757
   Four to five years.................................................    2,875
   More than five years...............................................    4,026
                                                                       --------
                                                                       $488,493
                                                                       ========

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  At March 31, 1996 (unaudited) and December 31, 1995 and 1994, $1,255, $1,199 and $811 of public funds on deposit were secured by loans receivable with an aggregate carrying value of $3,905, $4,137 and $4,977, respectively.

  Interest expense on deposits is summarized as follows:

                                       THREE MONTHS ENDED      YEAR ENDED
                                            MARCH 31          DECEMBER 31
                                       ------------------ --------------------
                                         1996      1995    1995   1994   1993
                                       --------- -------- ------ ------ ------
                                          (UNAUDITED)
   Regular passbook deposits.......... $     177      182    685    831    828
   Money market deposits..............     1,071      804  3,622  3,509  4,279
   Interest-bearing checking (NOW)
    deposits..........................       238      227  1,000    997  1,322
   Certificate accounts...............     6,602    6,868 29,651 22,708 23,667
                                       --------- -------- ------ ------ ------
                                       $   8,088    8,082 34,958 28,045 30,096
                                       ========= ======== ====== ====== ======

(12) OTHER BORROWED MONEY

  Other borrowed money consisted of the following:

                                                                    DECEMBER 31
                                                        MARCH 31,  -------------
                                                          1996      1995   1994
                                                       ----------- ------ ------
                                                       (UNAUDITED)
   Notes payable:
     Federal Home Loan Bank advances..................   $10,000   10,000 60,000
     Notes Payable Revenue Bonds......................    10,824   17,423 16,375
     Loma Linda Housing Revenue Bonds.................     3,710    3,710  3,710
                                                         -------   ------ ------
                                                         $24,534   31,133 80,085
                                                         =======   ====== ======

  As of March 31, 1996 (unaudited) and December 31, 1995 and 1994, the Company had an available line of credit from the Federal Home Loan Bank of San Francisco (FHLB) in the approximate amount of $129,926, $135,976 and $240,236, respectively. The remaining unused balance of the FHLB line of credit was $14,849, $20,899, and $69,008 at March 31, 1996 (unaudited) and December 31,
1995 and 1994, respectively. This line is secured by the pledge of certain loans receivable aggregating $265,284, $266,894 and $321,363 and the Company's required investment in $100 par value capital stock of the Federal Home Loan Bank of San Francisco totaling, at cost, $7,003, $6,914 and $8,561 at March 31, 1996 (unaudited) and December 31, 1995 and 1994, respectively.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Notes payable revenue bonds are a result of the Company foreclosing on certain tax exempt bond projects on which the Company had extended letters of credit. In conjunction with the Company foreclosing on the projects the Company assumed a portion of the tax exempt bonds (revenue bonds) financing the projects. When the foreclosed projects are sold the revenue bonds are generally restructured. The revenue bonds listed below bear variable interest rates which reset weekly. The interest stated below represents the rate as of March 31, 1996 (unaudited).

                                       INTEREST   LOC    COLLATERAL COLLATERAL
                               AMOUNT    RATE   MATURITY   AMOUNT      TYPE
                               ------- -------- -------- ---------- ----------
   City of Hemet Housing
    Revenue Bonds Series
    1988.....................  $ 8,200   3.61%  8/15/04    11,459   GNMA
   City of Indio Mortgage
    Revenue Bonds 1985 Series
    A........................      155   3.25   8/15/97    13,133   GNMA
   County of San Bernardino
    Housing Revenue Bonds
    1992 Series A............    2,469   3.52    9/1/07     6,238   FHLB LOC
                               -------                     ------
                               $10,824                     30,830
                               =======                     ======

  The note payable related to the Loma Linda Housing Revenue Bonds bears an interest rate of 7.375%. The interest is payable every June 1 and December 1. The note is collateralized with FHLMC participation certificates. The book value of the FHLMC participation certificates at March 31, 1996 (unaudited) and December 31, 1995 and 1994 amounted to $4,742, $5,169 and $5,539, respectively. The Company may not prepay the Loma Linda Housing Revenue Bonds prior to June 1, 1999. Beginning June 1, 1999 and thereafter, the Company may prepay the bonds, in whole or in part, without regard to prepayment by the developer, on the following dates upon payment of a redemption premium (expressed as percentages of the principal amount prepaid) set forth in the following table, together with interest payable on the amount prepaid to the date fixed for redemption:

                                                                      PREPAYMENT
       PREPAYMENT DATES                                                PREMIUM
       ----------------                                               ----------
       June 1, 1999 through May 31, 2000.............................      1%
       June 1, 2000 and thereafter...................................      0%

  A summary of contractual maturities on other borrowed money is as follows:

                                                                    DECEMBER 31,
       YEAR                                          MARCH 31, 1996     1995
       ----                                          -------------- ------------
                                                      (UNAUDITED)
       1996.........................................    $10,000       $10,000
       1997.........................................        155           155
       2001 and thereafter..........................     14,379        20,978
                                                        -------       -------
                                                        $24,534       $31,133
                                                        =======       =======

(13) EMPLOYEE BENEFIT PLANS

  The Company maintains a defined benefit retirement plan (retirement plan) covering substantially all of its employees. The benefits are based on each employee's years of service and final average earnings. An employee becomes fully vested upon completion of five years of qualifying service. The Company's Board of Directors approve the amount to be funded annually which may range from the minimum to the maximum amount that can be deducted by the Company for Federal income tax purposes. The Company also has an unfunded supplemental retirement plan for selected employees and unfunded retirement plan for outside directors. As of

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
March 31, 1996 (unaudited) and December 31, 1995, the supplemental retirement plan held 54,865 shares and 57,430 shares of the Bancorp's common stock at a cost of $611 and $639, respectively, and the retirement plan for outside directors held 28,400 shares of the Bancorp's common stock at a cost of $249. Since the plans are unfunded, these shares are accounted for as Treasury Stock. All plans were frozen effective June 30, 1995.

  The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated statements of financial condition at December 31, 1995 and 1994:

                                                            1995
                                              ---------------------------------
                                                                      OUTSIDE
                                                        SUPPLEMENTAL DIRECTORS
                                              PENSION    RETIREMENT  RETIREMENT
                                                PLAN        PLAN        PLAN
                                              --------  ------------ ----------
Actuarial present value of benefit
 obligation:
  Accumulated benefit obligation............  $ 11,965     1,184         271
                                              ========     =====        ====
  Vested benefit obligation.................  $ 11,677     1,184         271
                                              ========     =====        ====
Projected benefit obligation for service
 rendered to date...........................  $ 11,965     1,184         302
Plan assets at fair value...................   (16,492)      --          --
                                              --------     -----        ----
Projected benefit obligation in excess of
 (less than) plan assets....................    (4,527)    1,184         302
Unrecognized net gain (loss) from past
 experience different from that assumed and
 effects of changes in assumptions..........     2,914      (331)         18
Unrecognized net obligation at April 1, 1987
 being recognized over twelve years.........       --        (62)        --
Unrecognized prior service cost.............       --        --         (203)
                                              --------     -----        ----
Additional liability resulting from minimum
 liability provisions.......................       --        393         154
                                              --------     -----        ----
Accrued (prepaid) retirement and
 supplemental costs included in the
 accompanying financial statements..........  $ (1,613)    1,184         271
                                              ========     =====        ====
                                                            1994
                                              ---------------------------------
                                                                      OUTSIDE
                                                        SUPPLEMENTAL DIRECTORS
                                              PENSION    RETIREMENT  RETIREMENT
                                                PLAN        PLAN        PLAN
                                              --------  ------------ ----------
Actuarial present value of benefit
 obligation:
  Accumulated benefit obligation............  $  9,229       592         228
                                              ========     =====        ====
  Vested benefit obligation.................  $  9,007       592         228
                                              ========     =====        ====
Projected benefit obligation for service
 rendered to date...........................  $ 12,791       778         304
Plan assets at fair value...................   (14,096)      --          --
                                              --------     -----        ----
Projected benefit obligation in excess of
 (less than) plan assets....................    (1,305)      778         304
Unrecognized net gain (loss) from past
 experience different from that assumed and
 effects of changes in assumptions..........     3,081        28          34
Unrecognized net obligation at April 1, 1987
 being recognized over twelve years.........      (130)      (73)        --
Unrecognized prior service cost.............       (74)      --         (217)
                                              --------     -----        ----
Additional liability resulting from minimum
 liability provisions.......................       --        --          107
                                              --------     -----        ----
Accrued retirement and supplemental costs
 included in the accompanying financial
 statements.................................  $  1,572       733         228
                                              ========     =====        ====

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Net periodic pension cost (benefit) for the Pension, Supplemental Retirement and Outside Directors Retirement plans for the three-month ended March 31, 1996 (unaudited) was $(105), $30, and $11, respectively. Net periodic pension cost for the Pension, Supplemental Retirement and the Outside Directors Retirement plans for 1995, excludes $3,329, $0 and $61, respectively of curtailment gains and includes the following components:

                                                          1995
                                             --------------------------------
                                                                    OUTSIDE
                                                      SUPPLEMENTAL DIRECTORS
                                             PENSION   RETIREMENT  RETIREMENT
                                              PLAN        PLAN        PLAN
                                             -------  ------------ ----------
   Service cost--benefits earned during the
    period.................................. $   431       --          20
   Interest cost on projected benefit
    obligation..............................     978       92          24
   Return on plan assets....................  (3,236)      --          --
   Net amortization and deferral............   1,972       20          14
                                             -------      ---         ---
     Net periodic pension cost.............. $   145      112          58
                                             =======      ===         ===
                                                          1994
                                             --------------------------------
                                                                    OUTSIDE
                                                      SUPPLEMENTAL DIRECTORS
                                             PENSION   RETIREMENT  RETIREMENT
                                              PLAN        PLAN        PLAN
                                             -------  ------------ ----------
   Service cost--benefits earned during the
    period.................................. $   950       50          27
   Interest cost on projected benefit
    obligation..............................   1,011       56          23
   Return on plan assets....................      21       --          --
   Net amortization and deferral............  (1,106)      10          14
                                             -------      ---         ---
     Net periodic pension cost.............. $   876      116          64
                                             =======      ===         ===
                                                          1993
                                             --------------------------------
                                                                    OUTSIDE
                                                      SUPPLEMENTAL DIRECTORS
                                             PENSION   RETIREMENT  RETIREMENT
                                              PLAN        PLAN        PLAN
                                             -------  ------------ ----------
   Service cost--benefits earned during the
    period.................................. $   820       44          23
   Interest cost on projected benefit
    obligation..............................     913       53          20
   Return on plan assets....................  (1,378)      --          --
   Net amortization and deferral............     452       10          14
                                             -------      ---         ---
     Net periodic pension cost.............. $   807      107          57
                                             =======      ===         ===

  The assumptions used in determining the actuarial present value of the accumulated benefit obligation and the expected return on plan assets for 1995 and 1994 are as follows:

                                            1995
                               -------------------------------
                                                     OUTSIDE
                                       SUPPLEMENTAL DIRECTORS
                               PENSION  RETIREMENT  RETIREMENT
                                PLAN       PLAN        PLAN
                               ------- ------------ ----------
   Actuarial present values:
     Weighted average
      discount rate..........   7.25%      7.25%       7.25%
     Rate of increase in
      future compensation....   5.50%      5.50%        N/A
     Expected long-term
      return on plan assets..   8.00%       N/A         N/A
     Post retirement cost of
      living allowance.......   3.00%      3.00%        N/A

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            1994
                               -------------------------------
                                                     OUTSIDE
                                       SUPPLEMENTAL DIRECTORS
                               PENSION  RETIREMENT  RETIREMENT
                                PLAN       PLAN        PLAN
                               ------- ------------ ----------
   Actuarial present values:
     Weighted average
      discount rate..........   8.50%      8.50%       8.50%
     Rate of increase in
      future compensation....   5.50%      5.50%       3.00%
     Expected long-term
      return on plan assets..   8.00%       N/A         N/A
     Post retirement cost of
      living allowance.......   3.00%      3.00%        N/A

  The latest actuarial valuation is as of December 31, 1995.

  Effective June 30, 1995, the Company elected to freeze the employee plan and to partially freeze the director's plan, resulting in a curtailment gain of $3,390.

  In December 1990, the FASB issued Statement of Financial Standards No. 106 (SFAS 106), "Employer's Accounting for Postretirement Benefits Other than Pensions." The Company adopted SFAS 106 when it converted to a public company. The Company currently provides medical coverage to eligible post retirement employees. The Company elected to amortize the transition obligation of implementing SFAS 106 over a 20-year period. The Company charged $18 and $67 to compensation expense during the three-month period ended March 31, 1996 (unaudited) and for the year ended December 31, 1995, respectively. The actuarial present value of the full benefit obligation at December 31, 1995 was $459.

 Profit-Sharing Plan

  The Company has a profit-sharing plan for employees that meet certain length of service requirements. The plan expense is determined at the discretion of the Board of Directors and no amounts were provided for three-month period ended March 31, 1996 (unaudited) and for the years ended December 31, 1995, 1994 and 1993.

 Employee Stock Ownership Plan (ESOP)

  As part of the conversion, an ESOP was established for all employees who have completed 1 year of service with the Company during which the employee has served a minimum of 1,000 hours. The ESOP is internally leveraged and borrowed $2,447 from the Company to purchase 305,900 shares of the common stock of the Bancorp issued in the Conversion. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of 7 years. At March 31, 1996 (unaudited) and at December 31, 1995 and 1994, the outstanding balance on the loan was $1,661, $1,748 and $2,098, respectively. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. At March 31, 1996 (unaudited) and at December 31, 1995, 87,400 shares have been committed and 218,500 shares remain in the suspense account. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Benefits generally become 100% vested after 7 years of credited service. Vesting will accelerate upon retirement, death or disability of the participant or in the event of a change in control of the Bank or the Company. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable upon death, retirement, early retirement, disability or separation from service. Since the annual contributions are discretionary, the benefits payable under the ESOP cannot be estimated. The expense related to the ESOP for three-month period ended March 31, 1996 (unaudited) and for the years ended December 31, 1995 and 1994 was approximately $105, $392 and $469, respectively. At March 31, 1996

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
(unaudited) and at December 31, 1995 and 1994, unearned compensation related to the ESOP approximated $1,661, $1,748 and $2,098, respectively, and is shown as a reduction of stockholders' equity in the accompanying consolidated statements of financial condition. At March 31, 1996 (unaudited) and at December 31, 1995, the fair value of unearned ESOP shares is $1,967 and $2,212, respectively.

 Incentive Plans

  RECOGNITION AND RETENTION PLAN (RRP)

  As part of the conversion, the Company adopted the RRP as a method of providing officers, employees and nonemployee directors of the Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Company. The Company contributed funds to the RRP to enable the RRP to acquire, in the aggregate, 3% or 131,100 of the shares of common stock in the conversion. Under the RRP, awards are granted in the form of shares of common stock held by the RRP. These shares represent deferred compensation and have been accounted for as a reduction of stockholders' equity. Shares allocated vest over a period of one to five years commencing on April 7, 1995 and continuing on each anniversary date thereafter. Awards are automatically vested upon a change in control of the Company or the Bank. In the event that before reaching normal retirement, an officer, employee or director terminates service with the Company or the Bank, that person's nonvested awards are forfeited.

  The expense related to the RRPs for the three-month period ended March 31, 1996 (unaudited) and for fiscal 1995 and 1994 was approximately $52, $208 and $157, respectively. At March 31, 1996 (unaudited) and December 31, 1995 and 1994, unearned compensation related to the RRPs was approximately $629, $682 and $890, respectively, and is shown as a reduction to stockholders' equity in the accompanying consolidated statements of financial condition.

  LONG-TERM INCENTIVE PLAN

  In June 1995, the Company's stockholders approved the 1995 Long-Term Incentive Plan (LTIP) which was adopted by the Company's Board of Directors in April 1995. The Plan authorizes the granting of stock options and limited rights and restricted awards up to 5% of the outstanding common stock (218,000 shares) for 10 years following the date of the plans adoption. As of the record date, 75,000 shares subject to options which become exercisable in five equal annual installments commencing one year from the grant date and 43,000 restricted stock awards, 5,000 which are immediately vested and 38,000 which are performance based and will be awarded over a one to five year period at the discretion of the Board of Directors, commencing from grant date, were authorized and approved. The expense related to the LTIP for 1995 was $122.

  STOCK OPTION PLANS

  At the special meeting of stockholders held on June 29, 1994, the stockholders of the Company ratified two stock option plans, the 1994 Incentive Stock Option Plan (the Stock Plan) and the 1994 Stock Option Plan for Outside Directors (the Directors' Plan). Both plans provide for the grant of options at an exercise price equal to the fair market value on the date of grant. The Stock Plan and the Directors' Plan are intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Stock Plan may include incentive stock options, non-statutory options and limited rights which are exercisable only upon a change in control of the Bank or the Company. Awards under the Directors' Plan are non-statutory options.

  The Directors' Plan authorizes the granting of stock options for a total of 109,250 shares of common stock or 2.5% of the shares issued in the conversion. The Stock Plan authorizes the granting of stock options for a

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) total of 327,750 shares of common stock or 7.5% of the shares issued in the conversion. All options granted under both plans in connection with the conversion were granted at an exercise price of $8.00 per share, which was the offering price of the common stock on the conversion date.

  All options granted under the Directors' Plan will become exercisable in three equal annual installments commencing April 7, 1995 and continuing on each anniversary date thereafter. Options granted to a subsequently elected outside director will become exercisable on the April 7 following that date on which such subsequent outside director is qualified and first begins to serve as director, provided, however, that in the event of death, disability, retirement or upon a change in control of the Company or the Bank, all options previously granted would automatically become exercisable. Each option granted under the Directors' Plan expires upon the earlier of ten years following the date of grant, or one year following the date the optionee ceases to be a director.

  All options granted under the Stock Plan are exercisable in five equal annual installments commencing April 7, 1995 and continuing on each anniversary date thereafter. All options will be exercisable in the event of the optionees' death, disability or retirement or upon a change in control of the Company or the Bank. Each option granted under the Stock Plan may be exercisable for three months following the date on which the employee ceases to perform services for the Bank or the Company, except that in the event of death, disability, retirement or upon a change in control of the Company or the Bank, options may be exercisable for up to one year thereafter or such longer period as determined by the Company.

  A summary of stock option transactions under the plans for the year ended December 31, 1995 follows:

                                                            NUMBER OF SHARES
                                                  OPTION    ------------------
                                                   PRICE      1995      1994
                                                ----------- --------  --------
   Options outstanding, beginning of period.... $      8.00  437,000   437,000
     Granted...................................       10.04   75,000       --
     Canceled..................................         --   (24,752)      --
                                                ----------- --------  --------
   Options outstanding, end of period.......... $       --   487,248   437,000
                                                =========== ========  ========
   Options exercisable......................... $8.00-10.04  183,191       --
                                                =========== ========  ========

(14) REGULATORY CAPITAL

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) was signed into law on August 9, 1989; regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions including a new deposit insurance system, increased deposit insurance premiums and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets in order to qualify as a savings institution.

  FIRREA regulations require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3.0% core capital ratio and as of December 31, 1993, an 8.0% risk-based capital ratio. The Bank was in compliance with such requirements at December 31, 1995.

  In addition, savings institutions are also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) which was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

  The Office of Thrift Supervision (OTS) is required by FDICIA to prescribe minimum acceptable operational and managerial standards and standards for asset quality, earnings, and valuation of publicly-traded shares. The operational standards cover internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, and employee compensation. The asset quality and earnings standards specify a maximum ratio of classified assets to capital and minimum earnings sufficient to absorb losses. Any institution that fails to meet such standards must submit a plan for corrective action within 30 days, and will be subject to a host of restrictive sanctions if it fails to implement the plan.

  In April 1995, the Bank entered into a supervisory agreement with the OTS. The supervisory agreement required the Bank to develop and submit a revised business plan that includes specific plans for the reduction of classified assets and general and administrative expenses and the continued maintenance of adequate regulatory capital levels. The agreement also required the Bank to develop improved internal asset review policies and procedures and to explore the possibility of raising additional capital. Failure to comply with the supervisory agreement entered into with the OTS could subject the Bank and/or its officers and directors to administrative enforcement actions, including civil money penalties and/or cease and desist orders. A recent OTS examination indicates that the Bank is in substantial compliance with the requirements of the supervisory agreement. The prompt corrective action regulations define specific capital categories based on an institutions capital ratios.
The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with the OTS, prohibitions on the payment of dividends and management fees, restrictions on executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized" it is generally placed in receivership or conservatorship within 90 days.

  To be considered "adequately capitalized," a savings institution must generally have a core capital ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. At December 31, 1995, the Bank's regulatory capital was in excess of the amount necessary to be "adequately capitalized."

  Deposits in the Bank are presently insured by the Savings Association Insurance Fund (SAIF). The SAIF is statutorily required to be recapitalized to a 1.25% of insured reserve deposits ratio. Legislation is pending in Congress that would impose a one-time special assessment on SAIF member institutions, including the Bank, of between 79 to 85 basis points on the amount of deposits held by the Bank to recapitalize the SAIF fund.

  The Bank's assessment rate and the premiums paid to the SAIF for the year December 31, 1995 were 30 basis points and $2,401, respectively. Based on the Bank's deposit insurance assessment base as of December 31, 1995, a 79 to 85 basis point fee to recapitalize the SAIF would result in a $6,102 to $6,566 payment. Payment of a fee in this range would likely have an adverse effect on the Bank's results of operations and would have the effect of immediately reducing the capital of the Bank by the amount of the fee. Additionally, payment of a one-time fee could result in the Bank moving from the "adequately capitalized" to the "undercapitalized" category within the meaning of the OTS "prompt corrective action" regulations. The Bill, as presently proposed, includes a potential exemption for those institutions which would become undercapitalized. Those institutions would

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) continue to pay higher SAIF premiums through 1999. There is no guarantee that the Bank would receive this exemption. Because there is considerable uncertainty as to the specific legislative provisions, if any, that will be enacted, management is unable to predict the ultimate impact of the pending legislation upon the Company and its operations.

(15) COMMITMENTS AND CONTINGENCIES

  The Company and subsidiaries have incurred various outstanding commitments and contingent liabilities in the ordinary course of business that are not reflected in the accompanying consolidated financial statements as follows:

 Litigation

  The Bank is a named defendant in two wrongful termination lawsuits filed in the Superior Court of the State of California for San Bernardino County by two former senior officers whose positions were eliminated in a May 1995 reduction in force. The first lawsuit, which was filed on October 24, 1995, alleges that the plaintiff had an oral employment agreement with the Bank which was breached by the plaintiff's demotion and subsequent termination and further alleges that such demotion and termination was a result of age discrimination by the Bank. The second lawsuit, which was filed on March 25, 1996, also alleges that the plaintiff had an oral employment agreement with the Bank which was breached by the plaintiff's termination and that such termination was a result of age discrimination. Both lawsuits seek an unspecified amount of damages. The Bank has denied any liability, and has engaged outside counsel to defend against the actions.

  The Bank is also a named defendant in a lawsuit filed on January 9, 1996 in the Superior Court of the State of California for San Bernardino County by a bonding company which alleges that the Bank is bound to reimburse it for certain sums paid by the bonding company to complete a construction project formerly financed by the Bank. The lawsuit seeks an unspecified amount of damages. The Bank has not yet been formally served, but intends to dispute the claim, and has engaged outside counsel to defend against the action.

  The Company is not involved in any other pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. All legal proceedings in the aggregate are believed by management to be immaterial to the Company.

 Lease Commitments

  The Company leases various office facilities under operating leases which expire through the year 2013. Net rent expense under operating leases, included in occupancy and equipment expense, was approximately $86, $72, $263, $249 and $165 for the three months ended March 31, 1996 and 1995 (unaudited) and the years ended December 31, 1995, 1994 and 1993, respectively. A summary of future minimum lease payments under these agreements follows:

                                                                    DECEMBER 31,
                                                                        1995
         Years ending December 31:                                  ------------
         1996......................................................    $  199
         1997......................................................       173
         1998......................................................       141
         1999......................................................       130
         2000......................................................       130
         2001 and thereafter.......................................     1,248
                                                                       ------
                                                                       $2,021
                                                                       ======

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

 Letters of Credit--Tax Exempt Bonds

  The Company has extended letters of credit for the account of several owners of projects financed by tax-exempt bonds. See notes 6 and 12.

 Letters of Credit--Other

  The Company has extended letters of credit to guarantee the performance of customers to third parties under various circumstances. The letters of credit are generally secured by real property or other assets of the customers, as deemed necessary by the Company. At March 31, 1996 (unaudited) and December 31, 1995 and 1994, the letters of credit amounted to approximately $1,470, $1,463 and $1,865, respectively, of which $7, $0 and $802, respectively, are secured by the customers savings accounts or loans in process funds and $1,463, $1,463 and $1,063, respectively, are secured by either a Deed of Trust against real property or a loan agreement secured by real property. The letters of credit may only be drawn upon by a third party in the event of lack of contractual performance by the Company's customer.

(16) OFF-BALANCE-SHEET RISK

 Concentrations of Operations and Assets

  The Company's operations are located entirely within Southern California and at March 31, 1996 (unaudited), December 31, 1995 and December 31, 1994, approximately 99%, 97% and 98%, respectively, of the Company's mortgage loans were secured by real estate in Southern California.

 Off-Balance-Sheet Credit Risk

  In the normal course of meeting the financing needs of its customers and reducing exposure to fluctuating interest rates, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments (commitments to originate loans and extend letters of credit) include elements of credit risk in excess of the amount recognized in the accompanying consolidated statements of financial condition. The contractual amounts of those instruments reflect the extent of the Company's involvement in these particular classes of financial instruments.

  The Company's exposure to off-balance sheet credit risk (i.e., losses resulting from the other party's nonperformance of financial guarantees) is represented by the following contractual amounts:

                                                                  DECEMBER 31
                                                      MARCH 31,  -------------
                                                        1996      1995   1994
                                                     ----------- ------ ------
                                                     (UNAUDITED)
   Commitments to originate fixed and variable rate
    mortgage loans.................................   $  3,239      641 10,083
                                                      ========   ====== ======
   Standby letters of credit.......................   $102,256   94,326 98,167
                                                      ========   ====== ======

  Commitments to originate fixed and variable rate loans represent commitments to lend to a customer, provided there are no violations of conditions specified in the agreement. At March 31, 1996 (unaudited), the Company had entered into $1,507 of variable rate commitments to originate residential mortgage loans with an interest rate range of 6.52% to 7.69% and $1,732 of fixed rate commitments with an interest rate range of 7.09% to 7.80%. At December 31, 1995, the Company had entered into $375 of variable rate commitments to originate residential mortgage loans with an interest rate range of 4.15% to 9.00% and $266 of fixed rate commitments with an interest rate range of 6.875% to 7.55%. At December 31, 1994, the Company had entered into $9,910 of

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) variable rate commitments to originate residential mortgage loans with an interest rate range of 4.21% to 7.50% and $173 of fixed rate commitments to originate residential mortgage loans with an interest rate range of 5.88% to 9.40%. The average commitment term offered is 20 days at March 31, 1996 (unaudited). Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Company controls credit risk by evaluating each customers' creditworthiness on a case-by-case basis and by using systems of credit approval, loan limitation, and various underwriting and monitoring procedures.

  Included in standby letters of credit at March 31, 1996 (unaudited), and December 31, 1995 and December 31, 1994 are $100,793, $92,863 and $96,302,
respectively, of letters of credit issued by the Company to guarantee the principal and interest payments on certain tax exempt bonds. Also included in standby letters of credit at March 31, 1996 (unaudited) and December 31, 1995 and 1994 are $1,463, $1,463 and $1,865, respectively, of letters of credit issued by the Company to guarantee the performance of customers to third parties. If the parties to the letters of credit were to fail completely to perform according to the terms of the contracts and any assets collateralizing the issues proved to be of no value, the associated loss to the Company would be the full value of the letters of credit. The letters of credit are described in notes 6, 12 and 15.

  The Company does not require collateral or other security to support commitments to originate fixed and variable rate mortgage loans with credit risk, however, when the commitment is funded, the Company receives collateral to the extent collateral is deemed necessary, with the most significant category of collateral being real property underlying mortgage loans. The above contractual amounts represent the full amount of credit risk inherent in these commitments.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107). The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The estimated fair values of the Company's financial instruments are as follows:

                                          DECEMBER 31, 1995  DECEMBER 31, 1994
                                          ------------------ ------------------
                                          CARRYING    FAIR   CARRYING    FAIR
                                            VALUE    VALUE     VALUE    VALUE
                                          ------------------ ------------------
   Financial assets:
     Cash and cash equivalents..........  $ 30,985    30,985   23,074    23,074
     Loans held for sale................     4,578     4,578      381       381
     Mortgage-backed securities
      available-for-sale................    26,501    26,501   15,199    15,199
     Investment securities held to
      maturity..........................    41,655    41,057   38,899    36,638
     Mortgage-backed securities held to-
      maturity..........................    25,615    25,276   64,772    66,032
     Loans receivable, net..............   678,406   677,879  732,751   710,195
     FHLB Stock.........................     6,914     6,914    8,561     8,561
   Financial liabilities:
     Demand deposits....................   270,232   270,232  271,792   271,792
     Certificates of deposit............   506,296   508,602  533,542   524,380
     Other borrowed money...............    31,133    31,647   80,085    79,616
   Off balance sheet items:
     Standby letters of credit..........       --     11,437      --      3,549
     Loan commitments...................       --        --       --        --

 Cash and Cash Equivalents

  The fair values of cash and cash equivalents approximate the carrying values reported in the consolidated statements of financial condition.

 Mortgage-backed Securities

  The fair values of mortgage-backed securities are based on quoted market prices or dealer quotations obtained from secondary market sources.

 Investment Securities and FHLB Stock

  The fair value of investment securities is based on quoted market prices. FHLB stock is valued at cost.

 Loans Receivable and Loans Held for Sale

  For purposes of calculating the fair value of loans receivable, loans were segregated by type, such as residential mortgages, commercial and industrial loans, and credit card receivables. Each loan category was further segregated between those with fixed interest rates and those with adjustable interest rates.

  For all mortgage loans, fair value is estimated using discounted cash flow analyses. Discount rates are based on secondary market quotations for similar loan types adjusted for differences in credit and servicing characteristics.

  The market values of credit card receivables and loans held for sale are based on market quotations obtained from secondary market sources.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

 Deposits

  The fair values of passbook accounts, demand deposits and certain money market deposits are assumed to be the carrying values at the reporting date. The fair value of term accounts is based on projected contractual cash flows discounted at rates currently offered for deposits of similar maturities.

 Other Borrowed Money

  The fair values of fixed and adjustable rate FHLB advances are estimated by discounting contractual cash flows using discount rates that reflect current FHLB borrowing rates for similar advances.

  Other borrowings include securities and loans sold under agreements to repurchase and mortgages payable secured by real estate projects. The fair value of other borrowings is calculated based on a discounted cash flow analysis. The cash flows are discounted using approximated maturity matched rates for comparable instruments.

 Loan Commitments

  Commitments to fund loans outstanding at December 31, 1995 would be offered at substantially the same rates and terms of commitments offered on December 31, 1995 to parties of similar credit worthiness. Therefore the carrying value of the commitments approximates their estimated fair value.

 Standby Letters of Credit

  The fair value of standby letters of credit is determined by using the fees currently charged taking into consideration the remaining terms of the agreements and the credit worthiness of the counterparties.

(18) LOAN SERVICING AND SALE ACTIVITIES

  Loan servicing and sale activities are summarized as follows:

                                  THREE MONTHS ENDED         YEAR ENDED
                                       MARCH 31             DECEMBER 31
                                  --------------------- ----------------------
                                     1996       1995     1995    1994    1993
                                  ----------  --------- ------  ------  ------
                                      (UNAUDITED)
Statement of financial condition
 information--loans held for
 sale...........................  $    5,568      246    4,578     381   4,515
                                  ==========  =======   ======  ======  ======
Statement of operations
 information:
  Loan servicing fees...........  $       84      113      445     688     584
  Amortization of excess
   servicing fees...............          (2)      (2)      (9)    (40)   (169)
                                  ----------  -------   ------  ------  ------
Loan servicing fees, net........  $       82      111      436     648     415
                                  ==========  =======   ======  ======  ======
Gain (loss) on sale of loans....  $       (5)      (7)     680    (201)    365
                                  ==========  =======   ======  ======  ======
Statement of cash flows
 information:
  Loans originated for sale.....  $      --       --    10,320  14,707  27,315
                                  ==========  =======   ======  ======  ======
  Proceeds from sale of loans...  $      216      510   76,695  18,640  26,797
                                  ==========  =======   ======  ======  ======

  The Company originates mortgage loans which, depending upon whether the loans meet the Company's investment objectives, may be sold in the secondary market or to other private investors. The servicing of these loans may or may not be retained by the Company. Indirect non-deferrable origination and servicing costs for loan servicing and sale activities cannot be presented as these operations are integrated with and not separable from the origination and servicing of portfolio loans and, as a result, cannot be accurately estimated.

                     REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(19) CONVERSION TO CAPITAL STOCK FORM OF OWNERSHIP

  RedFed Bancorp Inc. was incorporated under Delaware law in April 1994 for the purpose of acquiring and holding all of the outstanding capital stock of Redlands Federal Bank as part of the Banks conversion from a Federally chartered savings bank. On April 7, 1994, the Bank became a wholly-owned subsidiary of the Company. In connection with the conversion, RedFed Bancorp Inc. issued and sold to the public 4,370,000 shares of its common stock (par value $0.01 per share) at a price of $8 per share. The proceeds, net of $2,470 in conversion costs, received by the Company from the conversion (before deduction of $2,447 to fund employee benefit plans) amounted to $32,490. The Company retained 25% of the net proceeds and used the remaining net proceeds to purchase the capital stock of the Bank. In December 1994, the Company transferred $5,000 of the retained proceeds to the Bank. The financial position of RedFed Bancorp Inc. (parent company only) as of December 31, 1995 and the results of its operations for the year then ended are presented in note 20. Earnings (loss) per share data as presented in the consolidated statements of operations is based on actual operating results from the date of conversion to December 31, 1994 and the year ended December 31, 1995 and for the three-month period ended March 31, 1996 (unaudited). Shares purchased on behalf of the RRP (131,100 shares) are considered outstanding in the calculation of earnings (loss) per share. Shares purchased on behalf of the ESOP (305,900 shares) are considered outstanding only to the extent that they have been committed (87,400 shares) as of December 31, 1995, in the calculation of earnings (loss) per share. Prior to the completion of the conversion, RedFed Bancorp Inc. had no assets or liabilities and did not conduct any business other than of an organizational nature.

  At the time of the conversion, the Bank established a liquidation account in the amount of $52,816 which was equal to its total retained earnings as of September 30, 1993. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance in the liquidation account at December 31, 1995 is $25,853.

  The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock, if the effect would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(20) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

  This information should be read in conjunction with the other notes to the consolidated financial statements. The following are the condensed financial statements for RedFed Bancorp Inc. (parent company only):

                   CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                                    DECEMBER 31
                                                        MARCH 31,  -------------
                                                          1996      1995   1994
                                                       ----------- ------ ------
                                                       (UNAUDITED)
                        ASSETS
Cash..................................................   $ 1,257    1,291  1,075
Investment in subsidiaries............................    47,019   46,851 54,438
Other assets..........................................       103      --       8
                                                         -------   ------ ------
                                                         $48,379   48,142 55,521
                                                         =======   ====== ======
         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities--other liabilities........................   $    50       64     13
Stockholders' equity..................................    48,329   48,078 55,508
                                                         -------   ------ ------
  Total liabilities and stockholders' equity..........   $48,379   48,142 55,521
                                                         =======   ====== ======

                       CONDENSED STATEMENT OF OPERATIONS

                                         THREE MONTHS ENDED      YEAR ENDED
                                              MARCH 31          DECEMBER 31
                                         --------------------  ---------------
                                           1996       1995      1995    1994
                                         --------- ----------  ------  -------
                                             (UNAUDITED)
Interest and other income............... $     32          33     125      273
General and administrative expense......       38         130     314     (235)
                                         --------  ----------  ------  -------
  Earnings (loss) before equity in
   earnings (loss) of subsidiaries......       (6)        (97)   (189)      38
Equity in earnings (loss) of
 subsidiaries...........................      949      (1,928) (7,892) (26,378)
                                         --------  ----------  ------  -------
Earnings (loss) before income taxes.....      943      (2,025) (8,081) (26,340)
  Income taxes..........................        2         --        4      --
                                         --------  ----------  ------  -------
  Net earnings (loss)................... $    941      (2,025) (8,085) (26,340)
                                         ========  ==========  ======  =======

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                       CONDENSED STATEMENT OF CASH FLOWS

                                          THREE MONTHS ENDED      YEAR ENDED
                                               MARCH 31          DECEMBER 31
                                          --------------------  ---------------
                                            1996       1995      1995    1994
                                          ---------  ---------  ------  -------
                                              (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)...................  $     941     (2,025) (8,085) (26,340)
  Adjustments to reconcile net loss to
   cash provided by (used in) operating
   activities:
    Equity in earnings (loss) of
     subsidiaries.......................       (949)     1,928   7,892   26,378
    (Increase) decrease in other
     assets.............................       (103)       (99)      8       (8)
    Increase (decrease) in other
     liabilities........................        (14)        (6)     51       13
                                          ---------  ---------  ------  -------
      Net cash provided by (used in)
       operating activities.............       (125)      (202)   (134)      43
                                          ---------  ---------  ------  -------
Cash flow from investing activities:
  Purchases of investment securities
   held-to-maturity.....................        --         --      --    (3,000)
  Purchase of outstanding stock of
   bank.................................        --         --      --   (26,455)
  Additional investment in bank.........        --         --      --    (2,353)
                                          ---------  ---------  ------  -------
      Net cash used in investing
       activities.......................        --         --      --   (31,808)
                                          ---------  ---------  ------  -------
Cash flows from financing activities:
  Net proceeds from issuance of common
   stock................................          4        --      --    32,490
  Proceeds from ESOP loan...............         87         88     350      350
                                          ---------  ---------  ------  -------
      Net cash provided by financing
       activities.......................         91         88     350   32,840
                                          ---------  ---------  ------  -------
      Net increase (decrease) in cash
       during the year..................        (34)      (114)    216    1,075
Cash and cash equivalents, beginning of
 year...................................      1,291      1,075   1,075      --
                                          ---------  ---------  ------  -------
Cash and cash equivalents, end of year..  $   1,257        961   1,291    1,075
                                          =========  =========  ======  =======
Transfer of investment securities held-
 to-maturity to bank....................  $     --         --      --     3,000
                                          =========  =========  ======  =======

                      REDFED BANCORP INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(21) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                           THREE MONTHS ENDED
                          -------------------------------------------------------
                          MARCH 31,  JUNE 30,  SEPTEMBER 30, DECEMBER 31,  TOTAL
                            1995       1995        1995          1995      1995
                          ---------  --------  ------------- ------------ -------
Net interest income.....  $  5,815     7,289       6,205         6,549     25,858
Provision for loan
 losses.................      (373)   (4,166)       (404)       (2,995)    (7,938)
Other income............     1,448     5,561       1,836         2,353     11,198
Other expense...........    (8,915)  (10,563)     (7,038)      (10,563)   (37,079)
                          --------   -------      ------       -------    -------
  Earnings (loss) before
   income taxes.........    (2,025)   (1,879)        599        (4,656)    (7,961)
Income taxes............       --         22         102           --         124
                          --------   -------      ------       -------    -------
  Net earnings (loss)...  $ (2,025)   (1,901)        497        (4,656)    (8,085)
                          ========   =======      ======       =======    =======
Net earnings (loss) per
 share..................  $  (0.51)    (0.48)       0.13         (1.17)     (2.03)
                          ========   =======      ======       =======    =======
                                           THREE MONTHS ENDED
                          -------------------------------------------------------
                          MARCH 31,  JUNE 30,  SEPTEMBER 30, DECEMBER 31,  TOTAL
                            1994       1994        1994          1994      1994
                          ---------  --------  ------------- ------------ -------
Net interest income.....  $  6,772     7,115       6,606         6,153     26,646
Provision for loan
 losses.................    (1,097)     (303)     (2,204)       (9,047)   (12,651)
Other income............     2,157     1,081       1,483         1,554      6,275
Other expense...........   (10,269)   (7,695)     (9,469)      (18,027)   (45,460)
                          --------   -------      ------       -------    -------
  Earnings (loss) before
   income taxes.........    (2,437)      198      (3,584)      (19,367)   (25,190)
Income taxes (benefit)..      (450)       38         566           996      1,150
                          --------   -------      ------       -------    -------
  Net earnings (loss)...  $ (1,987)      160      (4,150)      (20,363)   (26,340)
                          ========   =======      ======       =======    =======
Net earnings (loss) per
 share..................  $    N/A       .04       (1.03)        (5.09)     (6.08)
                          ========   =======      ======       =======    =======

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

No dealer, salesperson or any other person has been authorized to give any in-formation or to make any representation other than as contained in this Pro-spectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, the Bank or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Nei-ther the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the af-fairs of the Company or the Bank since any of the dates as of which informa-tion is furnished herein or since the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   5
Risk Factors.............................................................  11
Use Of Proceeds..........................................................  16
Price Range Of Common Stock..............................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial, Operating And Other Data Of The
 Company.................................................................  18
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  20
Business.................................................................  33
Regulation And Supervision...............................................  60
Taxation.................................................................  68
Directors And Executive Officers.........................................  71
Executive Compensation...................................................  74
Security Ownership Of Certain Beneficial Owners And Management...........  80
Certain Relationships And Related Transactions...........................  82
Description Of Common Stock..............................................  83
Underwriting.............................................................  86
Legal Matters............................................................  87
Experts..................................................................  87
Index to Consolidated Financial Statements............................... F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,600,000 SHARES

                         [LOGO OF REDFED BANCORP INC.]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                             Montgomery Securities

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an estimate (except for the Securities and Exchange Commission Registration Fee) of the fees and expenses payable by the Registrant in connection with the distribution of the Shares.

                                                                       EXPENSE
                                                                       --------
      Securities and Exchange Commission Registration Fee............. $  9,929
      Nasdaq Listing Fee..............................................   17,500
      Printing Costs..................................................   55,000
      Legal Fees and Expenses.........................................  125,000
      Accounting Fees and Expenses....................................  175,000
      Blue Sky Qualification Fees and Expenses........................   10,000
      Miscellaneous...................................................    7,571
                                                                       --------
        Total......................................................... $400,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") provides that a corporation in its original certificate of incorporation or an amendment thereto may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation of the Company provides for indemnification of officers and directors to the fullest extent permitted by Delaware law.

  Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation also may indemnify any such person who is or is threatened to be made a party to the action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where such person is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorney's fees) which such officer or director actually and reasonably incurred.

  Directors and Officers of the Company and the Bank are covered by primary and excess director's and officer's liability coverage totalling $5,000,000, with a $150,000 per occurrence deductible. The policy is an annually renewable claims-made policy, and expires in October of 1996.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The Company has not sold any securities of the Company within the past three years which were not registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A list of exhibits filed herewith is contained in the Exhibit Index which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redlands, California, on June 19, 1996.

                                          RedFed Bancorp Inc.

                                                      /S/ ANNE BACON
                                          By: _________________________________
                                                         ANNE BACON
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Anne Bacon, David C. Gray and D. Brian Reider, or any of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any new registration statements and amendments thereto pursuant to Rule 462(b) of the Rules and Regulations promulgated pursuant to the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              SIGNATURE                          TITLE

           /S/ ANNE BACON              Chief Executive Officer,
- -------------------------------------   President and Director
              ANNE BACON

          /S/ DAVID C. GRAY            Treasurer and Chief
- -------------------------------------   Financial Officer
             DAVID C. GRAY

     /S/ WILLIAM C. BUSTER, JR.        Director
- -------------------------------------
        WILLIAM C. BUSTER, JR.

      /S/ WILLIAM T. HARDY, JR.        Director
- -------------------------------------
         WILLIAM T. HARDY, JR.

        /S/ DOUGLAS R. MCADAM          Director
- -------------------------------------
           DOUGLAS R. MCADAM

              SIGNATURE                           TITLE

     /S/ JOHN D. MCALEARNEY, JR.        Director
- -------------------------------------
        JOHN D. MCALEARNEY, JR.

      /S/ HENRY H. VAN MOUWERIK         Director
- -------------------------------------
         HENRY H. VAN MOUWERIK

       /S/ STANLEY C. WEISSER           Director
- -------------------------------------
          STANLEY C. WEISSER

         /S/ ROBERT G. WIENS            Director
- -------------------------------------
            ROBERT G. WIENS

Dated: June 19, 1996.

                                 EXHIBIT INDEX

 EXHIBIT                                                            SEQUENTIAL
 NUMBER                                                             PAGE NUMBER
 -------                                                            -----------
  1.1    Form of Underwriting Agreement
  3.1    Certificate of Incorporation of RedFed Bancorp, Inc. (1)
  3.2    Bylaws of RedFed Bancorp, Inc. (1)
  4.1    Stock Certificate of RedFed Bancorp, Inc. (1)
  5.1    Opinion of Mayer, Brown & Platt regarding legality
 10.1    Form of Employment and Change in Control Agreements
         between the Bank and the Company and Certain Officers
         (2)
 10.2    Deferred Compensation Agreement between the Bank and
         Henry Van Mouwerik (2)
 10.3    Redlands Federal Bank Employee Severance Compensation
         Plan (2)
 10.4    Employee Stock Ownership Plan and Trust (1)
 10.5    Recognition and Retention Plan and Trust for Outside
         Directors (3)
 10.6    Recognition and Retention Plan and Trust for Officers
         and Employees (3)
 10.7    Incentive Stock Option Plan (3)
 10.8    Stock Option Plan for Outside Directors (3)
 10.9    Outside Directors' Retirement Plan (2)
 10.10   1995 Long Term Incentive Plan (4)
 10.11   Supervisory Agreement between the Bank and the Office of
         Thrift Supervision (5)
 21.1    Subsidiaries
 23.1    Consent of KPMG Peat Marwick LLP
 23.2    Consent of Mayer, Brown & Platt (included in its opinion
         filed as Exhibit 5.1)
 24.1    Power of Attorney (included on signature page)
 27.1    Financial Data Schedule

- --------
(1) Incorporated herein by reference into this document from the Exhibits to Form S-1, Registration Statement, filed on December 23, 1993, Registration No. 73396.
(2) Incorporated herein by reference into this document from the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Commission on March 31, 1995.
(3) Incorporated herein by reference into this document from the Proxy Statement for the 1994 Special Meeting of Stockholders filed on May 29, 1994.
(4) Incorporated herein by reference into this document from the Proxy Statement for the 1995 Annual Meeting of Stockholders filed on May 1, 1995.
(5) Incorporated herein by reference into this document from the Annual Report Form 10-K for the fiscal year ended December 31, 1995 filed with the Commission on April 1, 1996.